8.

06015869

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Antofagasta PLC

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
AUG 10 2006
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 04987 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 8/8/06

12-31-05
AR/S

2005

ANTOFAGASTA

Annual Report and Financial Statements






FCAB



A Tribute from the Board of Directors



Andrónico Luksic (1926–2005)

On 18 August 2005, our Honorary President, Sr. Andrónico Luksic, who retired in November 2004, died in Santiago. Andrónico Luksic was one of Chile's most renowned and successful entrepreneurs and with his passing an era has ended.

He was the inspiration and driving force which made Antofagasta plc one of the leading and most successful mining and railway companies in Chile. In his lifetime he also created one of the largest financial and industrial groups in that country.

In 1980 Andrónico Luksic acquired control of the Antofagasta (Chili) and Bolivia Railway Company Ltd., a company founded in the late 19th century and listed on the London Stock Exchange in 1888. He immediately set about modernising the railway company and through a series of acquisitions, mergers, demergers and restructurings starting from the mid 1980's, created a world class copper mining group with three mines, Los Pelambres, El Tesoro and Michilla, as well as an enhanced transportation group.

Still very active in his last years, he led the Board in its decision to buy Aguas de Antofagasta, which was being privatised, so providing yet another solid and strategic investment for the Group.

The investment policy which he espoused throughout his career was based on a combination of prudence and audacity.

The Board and the Company owe much to him and he will be remembered with the greatest respect, admiration and affection.

and Advisors

A Luksic	(†18.8.2005)
J-P Luksic	Chairman
C H Bailey	Non-Executive
G S Menendez	Non-Executive
D J Adeane	Non-Executive (Managing Director until 31.3.2005)
R F Jara	Non-Executive
J G Yarur	Non-Executive
G A Luksic	Non-Executive (appointed 6.4.2005)
W Ambrus	Non-Executive (appointed 3.5.2005)
G Claro	Non-Executive (appointed 3.5.2005)

Company Secretary
Petershill Secretaries Ltd
Plumtree Court, London EC4A 4HT

Auditors
Deloitte & Touche LLP

Solicitors
Clifford Chance LLP

Financial Advisors
HSBC Investment Bank
N M Rothschild & Sons

Stockbrokers
Merrill Lynch International
JPMorgan Cazenove Ltd

Banker
The Royal Bank of Scotland plc

Registrars and Transfer Office
Computershare Investor Services plc
PO Box 82, The Pavilions
Bridgwater Road, Bristol BS99 7NH

Registered Office
5 Princes Gate, Knightsbridge,
London SW7 1QJ, United Kingdom
Tel: +44(0) 207 808 0988
Fax: +44(0) 207 808 0986

Santiago Office
Antofagasta Minerals S.A.
Ahumada 11 – Piso 6
Santiago, Chile
Tel: +562 (02) 377 5000
Fax: +562 (02) 377 5345

Registered Number
1627889

Website
www.antofagasta.co.uk

Highlights of 2005

- Profit before tax up 28% to US$1.5 billion
- Total dividend (including special) up 39% to 110 cents per ordinary share
- Average LME copper price up 29% to 167.1 cents per lb
- Average market molybdenum price doubled to US$32 per lb
- Group weighted average cash costs* down 43% to 13.9 cents per lb as strong by-product credits offset cost pressures
- Copper production of 467,300 tonnes, 6.2% lower than 2004
- Molybdenum production increased by 10% to 8,700 tonnes
- Two major capital expenditure programmes, the Mauro dam and plant expansion, are underway at Los Pelambres at a combined cost US$0.6 billion
- Ore throughput expansion at El Tesoro to 10.5 million tonnes per year completed
- Sulphide ore resource estimate at the Esperanza project increased to 786 million tonnes, with a 42% increase in contained copper and with gold and molybdenum credits
- Tethyan Copper Company acquired in April 2006 giving access to the Reko Diq copper-gold prospect in Pakistan jointly with Barrick Gold Corporation
- Solid results from transport and water businesses, with good prospects for growth

* Cash costs are a measure of the cost of operational production expressed in terms of cents per pound of payable copper produced. Cash costs are stated net of by-product credits and include tolling charges for concentrate for Los Pelambres. Cash costs exclude depreciation, financial income and expenses, exchange gains and losses and corporation tax for all three mines. By-product calculations do not take into account unrealised mark-to-market gains for molybdenum at the beginning or end of each period.

Highlights of 2005

	US Dollars 2005 US$m	US Dollars 2004 US$m	Sterling[1] 2005 £m	Sterling[1] 2004 £m
Turnover	**2,445.3**	1,942.1	**1,344.7**	1,052.2
EBITDA[2]	**1,674.1**	1,356.7	**920.6**	735.1
Profit before tax	**1,536.3**	1,198.5	**844.8**	649.3
Net earnings[3]	**725.8**	579.5	**399.1**	314.0
Net assets	**2,763.0**	2,070.0	**1,608.4**	1,704.9

	2005 US cents	2004 US cents	2005 pence	2004 pence
Earnings per share	**368.1**	293.9	**202.4**	159.2

Dividend per ordinary share proposed in relation to year		
Ordinary (interim and final)	**40.0**	39.0
Special (final)	**70.0**	40.0
Total	**110.0**	79.0

1 The sterling numbers are for illustrative purposes only. For 2005, an average rate of £1 = US$1.8185 (2004 – US$1.8457) has been used for the income statement and a year-end rate of £1 = US$1.7179 (2004 – US$1.9257) has been used for the balance sheet.

2 EBITDA refers to Earnings Before Interest, Tax, Depreciation and Amortisation (defined in Note 5(a)) to the financial statements on page 78). EBITDA is reconciled to operating profit from subsidiaries in the Financial Review on page 21.

3 *Net earnings refer to profit for the financial year attributable to equity holders of the Company.*


445.0
460.7
471.8
498.4
467.3
'01 '02 '03 '04 '05

Group copper production
'000 tonnes


6.9
7.8
8.7
7.9
8.7
'01 '02 '03 '04 '05

Group molybdenum production
'000 tonnes


38.8
38.9
36.4
24.3
13.9
'01 '02 '03 '04 '05

Group cash costs
US cents per pound[1]


71.6
70.7
80.7
130.0
167.1
'01 '02 '03 '04 '05

LME copper price
US cents per pound


2.4
3.7
5.3
16.2
32.0
'01 '02 '03 '04 '05

Molybdenum market price
US dollars per pound


654.8
758.1
978.0
1,942.1
2,445.3
'01 '02 '03 '04 '05

Turnover
US$ million[2]


113.5
176.8
357.2
1,198.5
1,536.3
'01 '02 '03 '04 '05

Profit before tax
US$ million[2]


31.4
49.0
91.5
293.9
368.1
'01 '02 '03 '04 '05

Earnings per share
US cents per share[2]


32.0
28.0
35.0
79.0
110.0
'01 '02 '03 '04 '05

Dividend per share
US cents per share[3,4,5]

1 Cash costs are an industry measure of the cost of production and are further explained in the footnote on page 1.

2 Information for the years 2004 and 2005 is stated under IFRS. Information for the years 2001 to 2003 is stated under UK GAAP based on the 2004 financial statements, without adjustment for any changes in UK GAAP which would have applied in 2005.

3 Dividends per share refers to the ordinary dividend per share proposed in relation to each year and does not relate to the amount deducted from equity under IFRS.

4 The lighter colour part denotes the special dividends of 10 cents in 2001, 40 cents in 2004 and 70 cents in 2005. Excluding the special dividends, the ordinary dividend per share proposed in relation to each year was 22 cents in 2001, 39 cents in 2004 and 40 cents in 2005.

5 The 2003 dividend per share excludes the dividend in specie of shares ('the demerger dividend'). Ordinary shareholders in the Company received one share in Andsberg Limited for each share held in the Company on 1 October 2003. The Andsberg shares carried a redemption value until 30 October 2003 of US$1.11 per share. Andsberg's principal asset was the Group's 33.6% investment in Quiñenco S.A.

Chairman's Review

Overview

Group Performance

The Group again achieved strong results, against a background of optimum market conditions. Profit before tax was up 28.2 per cent to US$1,536.3 million (2004 – US$1,198.5 million) with earnings per share up 25.2 per cent to 368.1 cents (2004 – 293.9 cents). LME copper prices averaged 167.1 cents per pound (2004 – 130.0 cents per pound), an increase of 28.5 per cent, while molybdenum market prices nearly doubled to average US$32.0 per pound (2004 – US$16.2 per pound). The Group also benefited from higher molybdenum production of 8,700 tonnes (2004 – 7,900 tonnes) but, as expected, Group copper production decreased by 6.2 per cent at 467,300 tonnes (2004 – 498,400 tonnes). This was mainly due to lower ore grades at Los Pelambres, partly as a result of the decision to maximise molybdenum production to take advantage of high prices. Weighted average cash costs, which include by-product credits, were 42.8 per cent lower at 13.9 cents per pound as strong molybdenum prices and higher molybdenum production offset increased operating costs. The Group's transport and water operations also had a satisfactory year with strong volumes.

During 2005, the Group progressed a number of important steps regarding its future development. At Los Pelambres, work continued with the Mauro tailings dam, which will enable the existing 2 billion tonne ore reserves to be utilised with a mine life extending to 2047. A plant expansion to boost ore throughput to 140,000 tonnes per day was also begun to increase future copper production. Both these projects should be completed in 2007. El Tesoro completed its throughput expansion to 10.5 million tonnes per year which will help to offset the effect of lower ore grades. Michilla initiated a technical review of its reserves with a view to developing a new mine plan in 2006 to determine future production levels. The Group also progressed a number of exploration projects, notably the Esperanza copper project where the drill inferred resource has increased to 786 million tonnes of ore (representing a 42 per cent increase in contained copper), with gold and now also molybdenum credits. This project is expected to complete the feasibility stage by the end of 2006. The Group also examined a number of new opportunities during the year. In February 2006, the Group made an offer to acquire Tethyan Copper Company Limited which closed on 28 April 2006, when the Group's interest in Tethyan shares exceeded 90 per cent. Antofagasta will compulsorily acquire all remaining Tethyan shares, with full ownership expected to be reached in June 2006. The acquisition of Tethyan will provide an opportunity to develop copper-gold assets in South-West Pakistan in partnership with Barrick Gold Corporation, the largest gold producer in the world. The railway and water businesses have also signed contracts related to new mine developments and are well placed to benefit from any increase in mining activity in northern Chile.

World copper consumption


millions
of tonnes
20
15
10
5
0
12.6
13.2
13.5
14.4
15.2
14.7
15.1
15.7
16.8
16.8
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05

Source – Bloomsbury Minerals Economics.

LME cash price copper


cents
per pounds
200
150
100
0
104.1
103.3
75.0
71.3
82.3
71.6
70.7
80.7
130.0
167.1
224.3
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06*

*Represents first three months of 2006 only.

During 2005 new tax legislation on Chilean mining companies was passed into law with effect from 1 January 2006. The legislation, described in greater detail on page 24 of the Financial Review, will increase the effective tax rate for the Group's three mining operations by approximately 2 per cent in 2006 and 2007 and 4 per cent thereafter.

Economic Background

In 2005 the Chilean economy enjoyed a very strong year. High copper and other metal prices drove exports up 23.5 per cent to a new record of US$39.5 billion, and while imports also rose as a consequence of the higher level of activity, Chile recorded a trade surplus of US$9.2 billion. Investment, up 24.7 per cent, increased strongly for a second year and in conjunction with a reduction in unemployment, which stands at around 8 per cent of the workforce, caused domestic demand to rise 11.4 per cent. As a result, GDP expanded by 6.3 per cent with similar growth expected in 2006.

As the economy strengthened, the Central Bank raised short-term interest rates several times during the year and by the end of December, they stood at 4.5 per cent, compared with consumer price inflation of 3.7 per cent in 2005. The central government maintained spending discipline in the face of a rapid rise in copper-related and tax revenues, and closed the year with a surplus equivalent to over 4 per cent of GDP. A large part of the fiscal surplus has been used to prepay public debt, strengthening the economy's ability to resist future external shocks. The much debated and criticised royalty imposed by the Government on the mining industry has now become a 4 per cent tax on operating profits for the Group's mines. The full effect of the tax will be felt from 2008 after a transitional period at lower rates.

The new government led by President Bachelet took office on 11 March 2006 for a four-year term. It has undertaken to retain the structural 1 per cent fiscal surplus policy of the last administration, although social spending, for example on state pensions, is likely to increase considerably as election promises are implemented.

Copper Comment

Copper prices in 2005 continued their upward trend which began in late 2003 and rose from US$1.40 per pound at the beginning of the year to close at US$2.08 per pound on 31 December – an increase of over 48 per cent.

Stock levels worldwide remained at minimum levels in 2005 due to production setbacks at various mines. Demand growth was also constrained by the lack of available copper and the high price levels which persisted throughout the year. Consumption growth was led by China which increased by 10 per cent or 300,000 tonnes and Russia which increased by 14 per cent or 100,000 tonnes.

Global visible stocks in metal exchanges, which had fallen steadily from 808,000 tonnes in 2003 to 124,000 tonnes in 2004 increased only marginally in 2005 to 153,000 tonnes despite the wide backwardation market structure reflecting a real shortage of refined copper in the market place.

The perception by funds, investors and speculators that the upward trend in metal prices would continue, together with high volatility in the market has undoubtedly added a new dimension to copper as an investment instrument and has also put pressure on prices to go higher.

It would appear that world industrial production growth will accelerate during 2006 which will have the effect of both fuelling demand for copper and other metals and supporting historically high price levels comparable to last year. Most commodity analysts believe that market fundamentals indicate support for a continuation of higher than average prices.

Molybdenum Comment

Molybdenum prices doubled from an average price of US$16.2 per pound in 2004 to US$32.0 per pound in 2005.

The molybdenum price broke out of a long trend in 2003 and the resulting spike peaked at US$39.3 per pound in June 2005, which was an all time record.

The unusually extended spike was the result of strong demand in the steel and catalyst sectors which was not matched by adequate supply due to the inability of the industry to react and increase capacity fast enough to take advantage of the high price levels obtainable in the near to medium term.

Although the molybdenum price is now correcting downwards, the overall long term outlook has improved. New investments in resource projects in the oil and gas industry have contributed to the demand for higher quality steel and alloys, thereby increasing the intensity of molybdenum use.
We agree with the consensus views expressed by market analysts and participants that molybdenum prices will continue to retrace down from the 2005 highs, but to levels certainly well above the historical range of US$3 to US$4 per pound that was the norm over the past 20 years.

Mining

Antofagasta Minerals S.A. – AMSA

(100 per cent owned)
As the Corporate Centre for the Group's mining division, AMSA is responsible for developing and implementing a strategic plan with the purpose of adding value by increasing the productivity of the Group's assets and ensuring profitable growth.

AMSA has been entrusted with identifying, evaluating and developing business opportunities across the Group, as well as managing the marketing, sales and related hedging of its concentrates, cathodes and molybdenum.

In its advisory role AMSA provides legal and financial services to Antofagasta's mining, transportation and water supply divisions.

AMSA is also acquiring the Antucoya deposit from Soquimich for US$8.0 million and negotiated Antofagasta's purchase of the Australian listed, Tethyan Copper Company Limited, jointly with Barrick Gold Corporation of Canada.

Los Pelambres (60 per cent owned)

Los Pelambres produced 322,800 tonnes of payable copper in 2005 compared to 350,600 tonnes in 2004. The decrease was in line with the mine plan and

Selected Data for Los Pelambres
(60 per cent owned)


104.7 110.5 113.3 125.9 128.1
'01 '02 '03 '04 '05
Plant throughput
'000 tonnes per day
1.05 0.91 0.91 0.88 0.80
'01 '02 '03 '04 '05
Copper grade
per cent
361.5 324.6 326.7 350.6 322.8
'01 '02 '03 '04 '05
Production of payable copper
'000 tonnes
35.3 34.9 29.3 7.9 (17.1)
'01 '02 '03 '04 '05
Cash costs
cents per pound

mainly due to lower grades which, as expected, declined from 0.88 per cent to 0.80 per cent. Other factors included the decision to maximise molybdenum production to take advantage of the spike in the price and the harder ore encountered in certain sectors of the mine.

Molybdenum production increased by 10.1 per cent from 7,900 tonnes in 2004 to 8,700 tonnes in 2005 as a result of higher grades and recoveries. LME copper prices averaged US$1.67 per pound in 2005, compared to US$1.30 in 2004 (an increase of 28.4 per cent) and molybdenum prices soared in 2005 to an average of US$32.0 per pound compared to US$16.2 per pound in 2004 and US$2.4 in 2001. Consequently, operating profits at Los Pelambres rose to US$1,350.4 million compared to US$988.7 million in 2004.

During 2005 Los Pelambres approved a plant expansion from the current 125,000 tonnes per day to 140,000 tonnes per day level. The project began in the second half of 2005 and all key contracts have been assigned. Total budgeted capital expenditure in connection with this expansion is calculated at US$182 million and is expected to be completed by mid 2007 when Los Pelambres should start to benefit from the resulting higher production.

Another major capital project at Los Pelambres is the Mauro tailings dam started at the end of 2004. This project has a budget of approximately US$460 million although the strong Chilean peso and higher steel costs may increase the eventual total cost. This construction project continues apace with 25 per cent completed at the end of March 2006, and with the project running to schedule, start-up is expected by the end of 2007. Once completed, the Mauro dam will have sufficient storage capacity for the increase of total reserves from 0.9 billion tonnes under the original mine plan to over 2.0 billion tonnes under the revised plan. Los Pelambres now has a remaining mine life of 40 years at the expanded throughput level.

Los Pelambres is reviewing options for possible further expansion and, as part of this review, will begin the first stage of a two year exploration programme to identify additional deposits beyond the existing 3.1 billion tonnes resource. If successful, it could eventually result in a further material expansion beyond the planned 140,000 tonnes per day level.

Selected Data for El Tesoro
(61 per cent owned)


17.7
20.5
22.1
25.4
27.2
'01
'02
'03
'04
'05

Plant throughput
'000 tonnes per day


1.44
1.50
1.46
1.35
1.23
'01
'02
'03
'04
'05

Copper grade
per cent


34.0
84.3
92.4
97.8
98.1
'01
'02
'03
'04
'05

Cathode production
'000 tonnes


39.6
40.8
42.4
52.4
66.1
'01
'02
'03
'04
'05

Cash costs
cents per pound

El Tesoro (61 per cent owned)
El Tesoro produced 98,100 tonnes of cathodes in 2005, an increase of 300 tonnes over 2004. Higher ore throughput and higher recoveries outweighed lower waste to ore stripping ratios and lower ore grades. As a result, operating profit increased to US$172.9 million compared to US$151.4 million in 2004, despite higher sulphuric acid, fuel and water costs and an adverse dollar/peso exchange rate during the period.

The corporate debt facility was reduced from US$100 million at the end of 2004 to US$56 million through programmed payments of US$20 million and US$24 million voluntary payments. Cash distributions to shareholders amounted to US$105 million compared to US$50 million in 2004.

During 2005, El Tesoro initiated a plant optimisation project to increase processing capacity and received final environmental approval in January 2006. This increased annual throughput capacity to 10.5 million tonnes of ore per year.

A successful wage negotiation was also concluded with a new agreement for 45 months which was considered satisfactory by both El Tesoro and its union employees.

Michilla (74.2 per cent owned)
Michilla faced a challenging year despite the strong commodity price environment. 46,400 tonnes of Grade A cathodes were produced compared with 50,000 tonnes in 2004 – a 7.2 per cent reduction due mainly to lower ore grades in the open pit caused by the existence of old mine workings. Cash costs rose sharply from 85.6 cents per pound to 118.8 cents per pound. The important items pushing Michilla's costs to these levels were sulphuric acid, which increased from US$51.0 to US$65.8 per tonne, the peso strength against the dollar and the higher waste to ore ratio which soared from 5 times to 7.5 times.

The exploration programme for 2004/2005 referred to in an earlier report and which we hoped might discover a substantial ore body thereby boosting Michilla's resource base, proved disappointing. In fact, the amount of additional ore discovered was insufficient to sustain and extend the mine plan beyond 2011, which would have enabled the current production level of 50,000 tonnes to be maintained. Michilla will now modify its mine plan to a sustainable but probably reduced level after reviewing current geological resources and reserves.

Strong copper prices boosted total revenues from US$152.1 million to US$177.1 million but profits

Selected Data for Michilla
(74.2 per cent owned)


12.2
13.4
15.6
16.1
14.9
'01 '02 '03 '04 '05

Plant throughput
'000 tonnes per day


1.49
1.39
1.25
1.11
1.10
'01 '02 '03 '04 '05

Copper grade
per cent


49.6
51.8
52.7
50.0
46.4
'01 '02 '03 '04 '05

Cathode production
'000 tonnes


64.5
61.4
69.8
85.6
118.8
'01 '02 '03 '04 '05

Cash costs
cents per pound

were reduced by operational problems and by the hedging policy adopted, which in the circumstances of unexpectedly high copper prices turned out to be overly conservative.

Esperanza Copper Project

Esperanza confirmed the high grade mineralisation and added substantial medium to low grade ore to the resource base of the deposit after completing its 40,000 metre in-fill drilling programme in September. Based on the results, Esperanza's current drill inferred copper sulphide resource increased from 469 million tonnes with an average grade of 0.63 per cent copper and 0.27 g/t of gold to 786 million tonnes of 0.53 per cent copper and 0.20 g/t gold and 0.012 per cent molybdenum at a cut-off grade of copper at 0.3 per cent. The deposit is also estimated to contain 72 million tonnes of oxide ore with an average of 0.43 per cent copper at a similar cut off grade of 0.3 per cent.

The Esperanza project has advanced considerably on all fronts. Approximately 1.9 kilometres of the 2.25 kilometre decline has been built as at 31 March 2006 and metallurgical tests to provide data for the design of the milling and concentration plant are on-going and have proved satisfactory. Esperanza now expects to complete a feasibility study by the end of 2006 enabling it to submit an Environmental Impact Assessment (EIA) to the appropriate authorities.

Following Board and environmental approvals, which are expected by the end of 2007, Esperanza could be developed initially as a 50,000 tonnes per day mine producing 120,000 tonnes of copper in concentrates and 170,000 ounces of gold for the first five years of its 20-year mine life, but the size of the future mine could be increased based on the larger resource base recently established. Molybdenum production is expected to commence four years after mining starts due to its location bordering the high grade in the orebody.



Three-dimensional model of the potential Esperanza open pit.


Quetta
Saindak Copper Mine
Sibi
Nushki
Reko Diq
Nok Kundi
Dalbandin
Cities / Towns
Tethyan Exploration Project
Chinese Mining Operation
Rail and Sealed Road
0
100
200
Kilometres
Hyderabad
Gwadar
Karachi
Tatta

Location of Reko Diq Copper-Gold Prospect in Pakistan

Exploration and New Opportunities

2005 was a year of considerable expansion in resources directed at exploration. It saw an increase in expenditure from US$10.3 million in 2004 to US$22.4 million in 2005.

Chile

Twenty targets in the north of Chile and three targets in the central cordillera of Argentina were reviewed by the exploration team in 2005. Four targets were drilled in Chile and new targets will be drilled in 2006, as part of a US$3.0 million on-going greenfield exploration programme.

In addition an US$8.0 million programme was launched in June 2005 for Latin America. Its main focus and objective will be to discover medium to large copper and copper-gold porphyries in northern Chile and to increase reserves in the areas surrounding the Los Pelambres, El Tesoro and Michilla mines.

Peru – Cordillera de las Minas

Joint Venture with CVRD (50 per cent owned)
The joint-venture partners decided in May to sell their exploration properties in south-east Peru which included two advanced projects; Cotabambas with 74 million tonnes of sulphide ore with a grade of 0.67 per cent copper and 0.38 g/t gold, and Antilla, a leachable sulphide ore body, with 114 million tonnes of 0.71 per cent copper. Both projects, although considered below the minimum size criteria required by the Joint Venture, have the potential to be developed by medium sized mining companies.

Antofagasta and CVRD are now discussing exploration in a specific area in Latin America under the terms of the existing joint venture agreement.

Antucoya Project

AMSA is now finalising the acquisition of Soquimich's Antucoya property for US$ 8.0 million. Antucoya, which is estimated to contain 322 million tonnes of oxide ore with an average grade of 0.4 per cent copper, is located 45 kilometres to the north-east of Michilla. Buey Muerto, an adjacent property which is controlled by the Group, contains 138 million tonnes of oxide ore with an estimated grade of 0.43 per cent copper.

We are studying the viability of on-site leaching of the combined Antucoya/Buey Muerto resource to provide enriched solution for Michilla's SX-EW plant. The project would require the construction of a 40 km power line and pipelines to pump sulphuric acid to the site from Michilla and return the enriched solution to Michilla's SX-EW plant for conversion into cathodes.

Acquisition of Tethyan Copper Company Limited

In February 2006, Antofagasta announced that it had reached agreement with Tethyan Copper Company Limited ("Tethyan") on the terms for a recommended cash offer for the entire issued share capital of Tethyan ("the Offer"). The offer, subsequently increased to US$1.40 per share, closed on 28 April 2006, when Antofagasta's interest in Tethyan shares exceeded 90 per cent. Antofagasta will compulsorily acquire all remaining Tethyan shares, with full ownership expected to be reached in June 2006. The offer values Tethyan's fully diluted share capital at approximately A$227 million (approximately US$168 million). Tethyan is a company listed on the Australian Stock Exchange. Its principal assets are a 75 per cent interest in the exploration licence encompassing the Reko Diq prospect in the Chagai Hills region of South-West Pakistan, which includes the Tanjeel Mineral Resource and the Western Porphyries, and a 100 per cent interest in certain other licences in the region. This mining district hosts significant copper-gold porphyry deposits as part of an extended copper-gold belt. Tethyan has reported total indicated and inferred mineral resource estimates at these properties of 2.4 billion tonnes with a copper grade of 0.51 per cent and a gold grade of 0.27g/t.

Antofagasta has also separately entered into an exclusive binding agreement with BHP Billiton whereby BHP Billiton's rights to claw-back a material interest in certain of Tethyan's mineral interests ("Claw-Back Right") may be extinguished or acquired by Antofagasta for a consideration of US$60 million. Antofagasta also entered into an agreement with Barrick Gold Corporation ("Barrick Gold") to support Antofagasta's takeover offer for Tethyan, whereby upon completion of the acquisition of Tethyan, Antofagasta and Barrick Gold intend to establish a 50:50 joint venture in relation to Tethyan's copper-gold mineral interests in Pakistan, including the Reko Diq project; and Barrick Gold will reimburse Antofagasta for 50 per cent of the acquisition cost of Tethyan and the Claw-Back Right.

The acquisition of Tethyan will provide the Group with a window into a very prospective mining region in partnership with one of the world's largest gold-producers. The Group's primary region of focus continues to be Latin America, and Chile in particular. However, the Group continues to look at opportunities globally to secure rights to world-class mining assets to enhance its overall long-term growth profile, subject to rigorous investment and risk evaluation criteria.

Transportation

The Antofagasta Railway Company plc (FCAB) managed in 2005 to maintain freight levels at 4.3 million tons on its Chilean and Bolivian rail networks. Tonnages are expected to improve only marginally in 2006 with increased cathodes and sulphuric acid from BHP Billiton's Spence mine. From 2007 onwards, however, several mines in Chile are expected to expand their production and the San Cristobal mine in Bolivia will start shipping concentrates. Train Ltda., FCAB's road transport subsidiary, again performed strongly and expects the demand for its specialised road services to increase in 2006.

Railway Operations – Chile

Antofagasta Railway Company plc – FCAB
(100 per cent owned)
Rail freight of 4.3 million tons in 2005 were at near record levels, the result of the constant build-up of the mining sector over more than a decade.

FCAB's main business continues to be transporting copper cathodes and sulphuric acid and it still depends on production from new mines and from mine expansions for increased traffic over its networks.

Additional freight in 2006 will come from BHP Billiton and Rio Tinto's Escondida mine located 212 kilometres from Antofagasta. As from 2006 Escondida will begin treating low grade sulphide ore producing 260,000 tonnes of cathodes and requiring 600,000 tonnes of acid annually. This figure should eventually rise to 1.0 million tonnes annually. Shipments from Escondida are scheduled to start in August 2006 under a twelve-year transportation contract with FCAB. Production from BHP Billiton's Spence project, which is located 190 kilometres from Antofagasta, is scheduled to start in early 2007 and FCAB has recently signed a twelve-year contract to transport 200,000 tonnes of cathodes and 250,000 tonnes of sulphuric acid annually.

The San Cristobal mine in Bolivia will start producing 550,000 tonnes of lead, zinc and silver concentrates in mid 2007. Annual shipments from San Cristobal will increase FCAB's overall tonnage by nearly 20 per cent under a seventeen year transportation contract signed in March 2005 between Antofagasta and Apex Silver Mines.

The mainline track required upgrading to counter the effect of increased axle loads necessary for transporting higher volumes of copper and sulphuric acid over the last ten years. The programme has been completed and track maintenance will now be concentrated on specific branch lines where traffic has increased significantly.

Railway Operations – Bolivia

Andino network (50 per cent owned)

The Andino (FCA), which forms part of the Bolivian rail network and connects with the Chilean rail network at Ollague, increased its tonnage carried by 5.5 per cent. In March 2005, Antofagasta and Apex Silver Mines signed a 17 year contract to transport 550,000 tonnes of lead, zinc and silver concentrates per year.

The concentrates will be carried from their San Cristobal mine, which is located near Uyuni in southwest Bolivia, to the Chilean port of Mejillones, a distance of 636 kilometres. Both the FCA and FCAB are now conditioning locomotives and building rolling stock in preparation for the substantial step-up in freight scheduled to start in the third quarter of 2007. New equipment required for the San Cristobal project includes 216 flatcars to transport specially designed containers, the provision of 12 General Motors G.R. 12 locomotives as well as the need to upgrade the Andino track with 90 pound rail. As mentioned, the effect of the San Cristobal contract will be to increase FCAB's overall freight by nearly 20 per cent and at the same time open an important new rail route from the interior to the Pacific ports.

Road Transport

Train Ltda. (100 per cent owned)

Train Ltda. again expanded its road transport operations and increased its overall freight business by 7.6 per cent to 1.5 million tons. The bi-model deliveries of sulphuric acid from transfer terminals operated by FCAB to Falconbridge's Lomas Bayas and Antofagasta's El Tesoro mines, increased substantially as did deliveries of beer and soft drinks from the CCU brewery to towns and cities in the Antofagasta region. During the year Train Ltda. increased its fleet of freightliner trucks and purchased 16 silo trucks for transporting quicklime to the Collahuasi and Chuquicamata mines from Inacesa's cement plant. Train Ltda. expects the transportation of quicklime will be extended to other mines during 2006.

Port Operations – Chile

Antofagasta Terminal Internacional S.A. (ATI) (30 per cent owned)

ATI operates the port of Antofagasta under a 30 year concession. The port, which is the principal one in northern Chile, is now being expanded and improved in order to handle the expected upsurge in mineral exports over the next decade. ATI will continue to make a contribution to FCAB's profit from 2008 onwards and is positioned to benefit from the region's growing economy based on mining.


La Paz
A Guaqui
Viacha
Cochabamba
Oruro
Arica
Sucre
Potosi
Rio Mulato
Iquique
Uyuni
Atocha
Ujina
Amincha
Ollague
San Cristóbal
Tupiza
Villazon
Minera
El Abra
San Pedro
Laquiaca
Chuquicamata
Spence
Calama
Michilla
Interacid
Terminal
El Tesoro
Sierra Gorda
Mantos
Blancos
Mejillones
Lomas Bayas
Baquedano
Prat
Antofagasta
Inacesa Cement
Zaldivar
Alto Norte
Smelter
Augusta
Victoria
Socompa
Escondida
Taltal
0
100
200
Kilometres
0
100
200
Miles
Cities / Towns
80-90 Pound Rail
65-75 Pound Rail
50-60 Pound Rail
Projected Rail Spur
Other Railways
Group Mines
Other Mines/Projects
Plants

Water and Forestry

Water

Aguas de Antofagasta S.A. (100 per cent owned)
Aguas de Antofagasta (ADASA) had a successful second year of operations under its 30 year concession and was able to implement its programme of reducing water losses, reducing costs and improving services to its domestic customers. The results were favourable and volumes are expected to increase in the future in line with the expected growth of mining and industrial activity in the region.

Water sales to domestic users increased by 2.4 per cent to 27.07 million cubic metres, while sales to mines and industrial users increased by 11.9 per cent to 4.96 million cubic metres. The increased sales reflect the continued growth in demand from the mining sector in the Antofagasta region.

Water, which traditionally has been taken from the river Loa and the Calama basin, has become scarce and expensive in the interior. Since 2005, available supplies have been supplemented by water from the desalination plant located on the coast slightly north of the city of Antofagasta.

ADASA will start supplying water to BHP Billiton's Spence Project in July 2006 under a fifteen year contract, after expanding its pipeline network. It will also study the feasibility of selling treated waste-water from the city of Calama for industrial use during the second half of 2006.

A provisional 12 month option contract has been signed with the Collahuasi mine (owned by Noranda and Anglo American) where ADASA may be asked to manage the supply of water to the mine. The water infrastructure work will be completed by the mine's owners.

The Chilean Water Regulator will fix domestic tariffs for the next five years after representations from the company. The new tariffs will take effect from 1 July 2006. ADASA believes its efficient operations and dedication to improving the quality of its services will be recognised by the water authorities.

As previously mentioned, ADASA remains committed to four main objectives:

- To reduce water losses to acceptable levels of 24 per cent (currently approximately 27 per cent from 29 per cent some two years ago);
- To improve services to its domestic customers;
- To reduce costs without affecting quality and reliability of supply; and
- To meet the demands from mining and industrial customers.

Water Distribution System of Aguas de Antofagasta





Water Catchment Lequena
Water Catchment Quinchamale
Tocopilla
Filter Plant Cerro Topater
Water Catchment Toconce
Calama
Mixer Tank
Mejillones
Filter Plant Salar del Carmen
Desalination Plant
Water Supply Line
Antofagasta
Agua Verde Wells
Filter Plant Taltal
Taltal
Cities / Towns
Facilities of Aguas de Antofagsta
Distribution line for untreated water
Distribution line for potable water
0 50 100 Kilometres
0 50 100 Miles

In pursuit of these objectives, water losses were reduced by 3 per cent from 27 per cent a year ago and 29 per cent when the concession was acquired two years ago. In addition water quality supplied to domestic customers was further improved during 2005.

Forestry

Forestal S.A. (100 per cent owned)
During 2005 Forestal continued thinning its forests, while planting 141 hectares of Oregon and Monterrey pine in accordance with its five year re-forestation plan. Sales of timber to local sawmills contributed to maintaining and improving its Releco Puñir and Huilo-Huilo properties, comprising 32,000 hectares of native forests located around the shores of Lake Panguipulli in Chile's Tenth Region. The two properties are considered to have good potential in the future for real estate development and recreational activities but any development in the near term will depend on improvements to the infrastructure in the region. During 2006, Forestal will plant an additional 300 hectares with Oregon and Monterrey Pine and Eucalyptus Nitens, all three varieties being particularly suited to the region's climatic conditions and in demand locally.

Outlook

Copper prices remain very volatile, against a background of strong global economic growth, smelting constraints, supply disruption and increased commodity fund activity. Nevertheless, demand remains healthy, supported by continued growth in China, India and Russia and prices should remain well above historical levels through 2006. LME prices have averaged US$2.24 per pound in the first three months of 2006, and exceeded US$3.00 in late April.

Molybdenum prices have averaged US$23 per pound in the first three months of 2006, stabilising in a range between US$20 – US$25 per pound. As explained above, while prices may ease as supply continues to respond to high prices and production difficulties in China last year are eventually resolved, molybdenum prices should continue to remain above historical averages.

Group copper production is expected to be just over 440,000 tonnes this year, and molybdenum production up to 10,800 tonnes. Although underlying cash costs will increase as a result of continued industry pressures, the Group Mining Division should continue to benefit from strong demand and high metal prices.

The Transportation and Water Divisions are also well positioned to benefit from and contribute to the growth in mining activity in northern Chile. The Group's financial position remains strong, and it continues to seek to enhance its growth profile both through developing its existing assets and properties, as well as through seeking opportunities globally to secure rights to world-class mining assets.

Dividends and Bonus Issue

The Board's policy is to maintain a progressive ordinary dividend policy which can be sustained through the economic cycle with a level of dividends that could be expected to be maintained at conservative long-term copper prices. The Board proposes special dividends when it considers these appropriate after taking into account the level of profits earned in the period under review, the existing cash position of the Group and significant known or expected funding commitments.

The Board recommends a final dividend of 94 cents per ordinary share payable on 15 June 2006 to shareholders on the Register at the close of business on 12 May 2006. The final dividend comprises an ordinary dividend of 24 cents and a special dividend of 70 cents. Including the interim dividend, this represents a distribution of just below 30 per cent of net earnings (profit attributable to equity holders of the Company). In determining this level of dividend, the Board has considered the remaining capital expenditures on the Mauro tailings dam and plant expansion projects, the balance of corporation and withholding taxes accrued for profits earned in 2005 to be paid in 2006, and the expected costs of acquiring Tethyan Copper Company Limited. The Board considers that this position also provides the Group with sufficient flexibility to take advantage of new opportunities which may arise in the future.

With a view to enhancing the liquidity and marketability of the Company's shares, the Board is proposing to undertake a bonus issue of four new ordinary shares for every one ordinary share held by the ordinary shareholders of the Company at the close of business on 16 June 2006, as more fully described on pages 120 to 128. If the bonus issue is approved at the Annual General Meeting (and the subsequent class meeting of preference shareholders), the effect of the bonus issue will be to increase the number of ordinary shares in issue and the holding of each ordinary shareholder will be increased on a pro rata basis with a corresponding adjustment to the market price of each ordinary share.

The Board is also proposing to adopt revised Articles of Association which will replace the current articles, which were originally adopted on Antofagasta's incorporation on 7 April 1982. The Board considers it timely and appropriate to make changes to reflect current practice and to take account of certain laws and regulations introduced since the current articles were originally adopted.

Antofagasta's Team

Once again I should like to express appreciation on your behalf to all the Group's executives, staff and employees for their contribution in making 2005 a most successful year for Antofagasta.



J-P Luksic
Chairman
28 April 2006

Financial Review

Basis of Preparation

The Group's financial statements on pages 62 to 109 have been prepared in accordance with International Financial Reporting Standards ("IFRSs") in place of United Kingdom Generally Accepted Accounting Principles ("UK GAAP"). For these purposes, IFRSs comprise the Standards and Interpretations issued by the International Accounting Standards Board ("IASB") and Interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC") that have been endorsed by the European Union by 31 December 2005.

The accounting policies followed are set out in Note 2 to the financial statements. A summary of explanations and quantification of the significant differences between the previously reported UK GAAP financial information and the restated IFRS financial information for the year ended 31 December 2004 is set out in Note 34.

The presentational currency of the Group and the functional currency of the Company is the US dollar, the principal currency in which the Group operates and in which assets and liabilities are denominated.

Key Operating Statistics

Production and Sales Volumes

	Production		Sales	
	2005	2004	**2005**	2004
	'000 tonnes	'000 tonnes	**'000 tonnes**	'000 tonnes
Copper				
Los Pelambres	**322.8**	350.6	**319.1**	352.2
El Tesoro	**98.1**	97.8	**96.1**	98.3
Michilla	**46.4**	50.0	**45.3**	50.2
Group total	**467.3**	498.4	**460.5**	500.7
Molybdenum				
Los Pelambres	**8.7**	7.9	**8.5**	7.9

Group copper production decreased by 6.2% to 467,300 tonnes in 2005. This was mainly at Los Pelambres, where the production of payable copper in concentrate decreased by 27,800 tonnes. The decrease was mainly due to lower average ore grades resulting from normal decline anticipated under the mine plan, partly offset by higher ore throughput. At El Tesoro, cathode production increased marginally as higher ore throughput and improved recoveries compensated for the expected reduction in ore grades. Production at Michilla was 3,600 tonnes less due to lower ore throughput and slightly lower ore grades. The reduced throughput resulted from operational difficulties at the underground mine in the first half of the year, which have since been resolved, and modifications required to the secondary crushing line, together with lower ore grades at the Lince open pit. Further details of throughput, grade and recoveries at each mine are given in the Mining Production, Transport and Water Statistics on page 42.

The volume of copper sold decreased by 8.0% to 460,500 tonnes in 2005, mainly reflecting the Group's reduced production. Differences between production and sales volumes result from the timing of shipments and loading schedules for each mine.

Los Pelambres produces and sells both copper and molybdenum concentrates, and is credited for the gold and silver content in the copper concentrate sold. Molybdenum production increased by 10.1% to 8,700 tonnes in 2005 as selective mining resulted in higher grades and improved recoveries.

Rail and road transport volumes at the transport division in 2005 were 4.3 million tons (2004 – 4.5 million tons) and 1.5 million tons (2004 – 1.4 million tons) respectively. The combined volumes were marginally below 2004 due to minor differences in tonnages moved by some customers.

Aguas de Antofagasta benefited particularly from increased sales to both industrial and domestic customers as volumes increased by 2.7% from 32.2 million cu. m. in 2004 to 33.1 million cu. m. in 2005.

Cash Cost per Pound of Copper Produced and Realised Prices per Pound of Copper and Molybdenum Sold

	Cash cost		Realised prices	
	Year ended 31.12.05 cents	Year ended 31.12.04 cents	**Year ended 31.12.05 cents**	Year ended 31.12.04 cents
Copper				
Los Pelambres	**(17.1)**	7.9	**189.2**	141.5
El Tesoro	**66.1**	52.4	**175.7**	136.9
Michilla	**118.8**	85.6	**177.1**	137.4
Group weighted average (net of by-products)	**13.9**	24.3	**185.2**	140.2
Group weighted average (before deducting by-products)	**77.3**	56.6		
Cash costs at Los Pelambres comprise:				
On-site shipping cost	**47.1**	37.2		
Tolling charges for concentrates	**27.6**	16.5		
Cash costs before deducting by-product credits	**74.7**	53.7		
By-product credits (principally molybdenum)	**(91.8)**	(45.8)		
Cash costs (net of by-product credits)	**(17.1)**	7.9		
LME average			**167.1**	130.0
			US$	US$
Molybdenum				
Los Pelambres			**31.4**	21.5
Market average price			**32.0**	16.2

Realised Prices

Realised prices are determined by comparing revenues (grossed up for tolling charges for concentrates) with sales volumes for each mine in the year, and reflect the effective prices achieved by each mine. Realised prices do not reflect the effects of commodity derivative losses which are included in other operating expenses as the Group has not yet applied the hedge accounting provisions of IAS 39 "Financial Instruments: Recognition and Measurement".

The Group's average realised copper price in 2005 was 185.2 cents per pound (2004 – 140.2 cents), mainly due to higher underlying LME copper prices which averaged 167.1 cents per pound in 2005 compared with 130.0 cents in 2004. Similarly, the realised molybdenum price in 2005 averaged US$31.4 per pound (2004 – US$21.5 per pound) mainly due to the improvement in the average market price to US$32.0 per pound (2004 – US$16.2 per pound).

Realised copper prices in 2005 exceeded market prices mainly because, in line with industry practice, concentrate sales agreements at Los Pelambres generally provide for provisional pricing at the time of shipment with final pricing based on the average market price for future periods (normally 30 to 180 days after delivery to the customer). These adjustments were positive as the price of copper increased during the year. Sales of LME-registered cathodes by El Tesoro and Michilla also benefited from strong cathode premiums, reflecting tight market conditions. Molybdenum prices, which started the year over US$30 per pound weakened slightly toward the end of 2005 to US$25.0 per pound. Molybdenum sales are also subject to provisional pricing and, as a result, the realised price for 2005 of US$31.4 per pound was below the market average of US$32.0 per pound. Further details of the pricing adjustments made to provisionally invoiced sales of copper and molybdenum concentrates at Los Pelambres are given in Note 21(b) to the financial statements.

Cash Costs

Cash costs are a measure of the cost of operational production expressed in terms of cents per pound of payable copper produced. Cash costs are stated net of by-product credits and include tolling charges for concentrates at Los Pelambres. Cash costs exclude depreciation, financial income and expenses, exchange gains and losses and corporation tax for all three operations. By-product calculations do not take into account unrealised mark-to-market gains for molybdenum at the beginning or end of each period.

Group weighted average cash costs in 2005 decreased by 42.8% to 13.9 cents per pound (2004 – 24.3 cents per pound), mainly due to the substantial by-product credits at Los Pelambres which offset cost increases at all three mines. Excluding by-product credits (which are reported in the financial statements as part of turnover), weighted average cash costs for the Group as a whole increased from 56.6 cents per pound in 2004 to 77.3 cents per pound in 2005.

Cash costs at Los Pelambres averaged negative 17.1 cents per pound, as molybdenum revenues outweighed operating costs. Excluding by-product credits, copper and molybdenum production cash costs at Los Pelambres in the period increased to 74.7 cents per pound of copper produced (2004 – 53.7 cents per pound). This was partly due to higher treatment and refining charges for copper and higher roasting charges for molybdenum which together increased by 11.1 cents per pound to 27.6 cents per pound in 2005. Input prices such as steel, energy and oil have also risen in the current strong economic environment. Costs were to a lesser extent also affected by the lower ore grade.

At El Tesoro, cash costs rose to 66.1 cents per pound compared with 52.4 cents in 2004. This increase was partly due to mine-specific factors including a higher waste-to-ore ratio and lower ore grades, but also to cost pressures common to other Chilean mines, including the stronger Chilean peso and higher fuel, energy and sulphuric acid costs which have risen in the current economic environment.

Cash costs at Michilla increased to an average of 118.8 cents per pound in 2005, 33.2 cents higher than the previous year due to the operational issues explained above which also affected the production level as well as similar industry-wide cost pressures to El Tesoro.

Review of Performance

Turnover, EBITDA (earnings before interest, taxes, depreciation and amortisation), depreciation and amortisation, operating profit, capital expenditure and net assets are analysed on a segmental basis in Note 5 to the financial statements.

Turnover

	2005 US$m	2004 US$m
Turnover	**2,445.3**	1,942.1

Group turnover increased by 25.9% to US$2,445.3 million in 2005. The increase was due mainly to better realised copper prices at all three mines as well as better realised molybdenum prices and higher molybdenum sales volumes at Los Pelambres. These factors offset the impact of the lower copper sales volumes for the Group. The reasons for the improved prices and changes in volumes are explained in the Key Operating Statistics above as well as in the discussion contained in the Chairman's Review on pages 4 to 17.

Overall turnover from copper sales (which are stated net of tolling charges for concentrates) reached US$1,713.4 million, compared with US$1,435.7 million in 2004. In 2005, sales of copper concentrate and copper cathodes represented 70.1% of Group turnover and therefore revenues depend significantly on LME and realised copper prices. A one cent change in the average copper price for the year would affect turnover and profit before tax by US$10.3 million and earnings per share by 2.7 cents, based on production volumes in 2005, and without taking into account the effects of provisional pricing and hedging activity.

By-product revenues at Los Pelambres increased to US$585.7 million (2004 – US$375.8 million) mainly as a result of higher molybdenum prices and volumes. By-product sales at Los Pelambres (principally molybdenum concentrate) represented 24.0% of Group turnover. A one dollar change in the average molybdenum price for the year would affect turnover and profit before tax by US$19.2 million, and earnings per share by 4.8 cents, based on production volumes in 2005, and without taking into account the effects of provisional pricing.

Turnover at the transport division was also up by 7.9% to US$92.5 million (2004 – US$85.7 million), despite similar volumes, mainly because rail tariffs are indexed to cost factors including inflation, the peso-dollar exchange rate and fuel costs which increased in the year. The transport division represented 3.8% of Group turnover in 2005.

Turnover at Aguas de Antofagasta, which operates the Group's water business, increased by 19.6% to US$53.7 million (2004 – US$44.9 million), mainly reflecting the stronger Chilean peso and increased volumes. Aguas de Antofagasta represented 2.2% of Group turnover in 2005.

Metal sales (both copper and by-products) are denominated in US dollars. Transport revenues are denominated in both Chilean pesos and US dollars. Sales at Aguas de Antofagasta are denominated principally in Chilean pesos.

EBITDA and Operating Profit from Subsidiaries

	2005 US$m	2004 US$m
EBITDA	**1,674.1**	1,356.7
Depreciation and amortisation	**(128.0)**	(134.2)
Loss on disposals	**(9.7)**	(19.1)
Impairment charge	**(30.0)**	–
Operating profit from subsidiaries	**1,506.4**	1,203.4

Operating profit from subsidiaries increased by 25.2% to US$ 1,506.4 million compared with 2004.

Operating profit at the mining division increased by 26.3% from US$1,150.7 million to US$1,453.9 million, mainly as a result of the strong metal prices and increased molybdenum production. This was partly offset by lower copper volumes as described above and also increased operating costs as explained in the Key Operating Statistics above. Operating profits were also affected by losses on commodity derivatives at Michilla and El Tesoro of US$68.6 million (which includes US$44.5 million of mark-to-market losses, recognised as a result of IFRS, relating to derivatives which mature in 2006), the impairment charge of US$30 million at Michilla and higher exploration expenditure.

As a result of these factors, operating profit increased by US$361.7 million to US$1,350.4 million at Los Pelambres and by US$21.5 million to US$172.9 million at El Tesoro. At Michilla, the operating profit decreased by US$62.7 million to a loss of US$31.1 million, mainly as a result of the impairment charge and losses on commodity derivatives. Exploration expenditure increased by US$12.1 million to US$22.4 million, mainly as a result of the exploration programme at Michilla and pre-feasibility work at Esperanza. Net corporate costs in 2005 were US$15.9 million (2004 – US$10.7 million, which included a gain of US$2.1 million on the sale of the Group's 51% interest in the Magistral project in northern Peru that year).

Operating profit (excluding income from associates) at the transport division were US$27.4 million in 2005, a decrease of US$3.5 million compared to the previous year despite similar volumes. This was mainly due to higher maintenance costs, increased overheads in preparation for new contracts and costs associated with concluding a four-year labour agreement with its unions in December 2005.

Aguas de Antofagasta contributed US$25.1 million to operating profit in 2005 compared to US$21.8 million last year, reflecting similar operating margins as both its costs and revenues are peso-denominated allowing it to benefit from the stronger exchange rate and increased volumes.

EBITDA (earnings before interest, depreciation, tax and amortisation) in 2005 was US$1,674.1 million, compared with US$1,356.7 million in 2004, up 23.4%. This is reconciled to operating profit from subsidiaries in the table above.

Capital expenditure (on an accruals basis) amounted to U$186.3 million (2004 – US$81.2 million).

Share of income from associate

	2005 US$m	2004 US$m
Share of income from associate	**0.9**	–

The Group's share of net profit from its 30% investment in Antofagasta Terminal Internacional S.A. ("ATI"), acquired at the end of 2004, was US$0.9 million. This comprised share of profit before tax of US$1.1 million less share of tax of US$0.2 million. During 2005, a dividend of US$1.0 million was received from ATI. This compares with an acquisition cost of US$2.9 million in 2004.

Net finance income/(cost)

Net finance income in 2005 was US$29.0 million, compared with net finance costs of US$4.9 million in 2004 and is analysed as follows:

	2005 US$m	2004 US$m
Investment income	**39.7**	19.2
Interest expense	**(26.0)**	(34.9)
Mark-to-market effect of interest and exchange derivatives	**2.0**	7.5
Foreign exchange	**13.3**	3.3
	29.0	(4.9)

Investment income comprises interest receivable, which increased from US$19.2 million in 2004 to US$39.7 million in 2005, due to the higher level of cash and deposit balances and higher market interest rates compared with 2004. Group cash and deposits were US$1,316.8 million at the end of 2005, compared with US$881.4 million at the beginning of 2005 and US$195.7 million at the beginning of 2004. Interest income in 2004 also included US$7.5 million relating to realised gains under currency swaps during that year.

Deposits are typically held on short-term maturities of less than three months. 98.1% (2004 – 92.5%) of the year-end cash and deposit balances were denominated in US dollars with the remainder mainly held in Chilean pesos.

Interest expense (excluding the mark-to-market effect of interest rate derivatives) decreased from US$34.9 million in 2004 to US$26.0 million. This mainly relates to interest payable but also includes amortisation of deferred financing costs, discount charges relating to provisions and preference dividends. Regular loan repayments mainly at Los Pelambres and El Tesoro as well as pre-payments at El Tesoro have decreased the level of borrowings, offsetting the effect of higher interest rates. Interest expense at

Los Pelambres was US$20.1 million compared to US$23.2 million in 2004. Interest expense at El Tesoro was US$4.0 million compared with US$9.9 million in 2004.

Exchange gains included in finance items were US$13.3 million, compared with US$3.3 million in the previous year. These resulted mainly from the strengthening of the Chilean peso, which resulted in exchange gains to peso-denominated monetary items, principally peso-denominated inter-company receivables and cash balances held by Group companies with US dollar functional currencies. As explained below, income tax expense includes credits for exchange of US$20.2 million resulting in total exchange items included in the income statement of US$33.5 million.

The mark-to-market effect of interest and exchange derivatives was less significant at US$2.0 million compared with US$7.5 million in 2004, as market interest rates increased and the outstanding maturity of the interest rate swaps reduced over the year.

The Group's borrowings relate mainly to Los Pelambres and El Tesoro, which represent US$451.9 million out of total borrowings at the end of 2005 of US$465.3 million. Interest rate swaps of US$108.7 million relating to a part of these borrowings had a remaining maturity of less than one year at the end of 2005, and therefore based on a prospective time-frame of one year, the Group's borrowings are almost entirely floating rate. Borrowings are nearly all denominated in US dollars.

Based on total borrowings at the end of 2005, a 1% increase in interest rates would increase interest payable by US$4.7 million but increase interest receivable (after taking into account cash and deposit balances at the end of 2005 and given that the Group was in a net cash position) by US$13.2 million. Details of the composition of borrowings and cash and deposits are given in Notes 19 and 20 to the financial statements.

Taxation

The tax charge for the year comprised the following:

	2005 US$m	2004 US$m
Current tax charge	**(285.0)**	(183.1)
Deferred tax charge	**(23.1)**	(58.8)
	(308.1)	(241.9)

Taxes (current and deferred) may be analysed by type as follows:

	2005 US$m	2004 US$m
Corporate tax (principally first category tax in Chile)	**(267.9)**	(206.1)
Exchange gains on corporate tax balances	**20.2**	0.2
Royalty (initial deferred tax provision)	**(0.5)**	–
Withholding tax provision	**(59.9)**	(36.0)
	(308.1)	(241.9)

Tax (including deferred tax) amounted to US$308.1 million (2004 – US$241.9 million), reflecting the increased profit for the period. The tax charge in 2005 includes a provision of US$59.9 million (2004 – US$36.0 million) for withholding taxes. This was partly offset by exchange gains of US$20.2 million (2004 – US$0.2 million) on peso-denominated tax receivables through the year, arising mainly as a result of monthly tax payments on account at Los Pelambres and El Tesoro. Primarily as a result of these factors, the effective tax rate of 20.1% (2004 – 20.2%) exceeded the Chilean statutory tax rate of 17%. The effect of the new Chilean mining industry tax is set out further below.

Impact of the New Tax Legislation for the Chilean Mining Industry

During 2005, the new tax legislation on Chilean mining companies was passed into law with effect from 1 January 2006. The legislation sets a rate of up to 5% of tax-adjusted operating profit, with the option for mining companies to elect for a lower rate of 4% by entering into a new tax stability regime for a period of 12 years, after which the rate of 5% will apply. For 2006 and 2007, 50% of the new mining tax can be offset against first category (i.e. corporation) tax and the remaining 50% is tax deductible (i.e. an allowable expense in determining liability to first category tax). From 2008, when the ability to offset will no longer be available, 100% of the new mining tax will be tax deductible.

The Group's three mining companies (Los Pelambres, El Tesoro and Michilla) have opted to enter into the new tax stability agreement. Consequently, the effect of the legislation will be to increase the effective tax rate for these operations by approximately 2% in 2006 and 2007 and 4% thereafter.

Earnings Per Share

	2005 cents	2004 cents
Earnings Per Share	**368.1**	293.9

Earnings per share calculations are based on 197,171,339 ordinary shares being the number of shares in issue throughout both 2004 and 2005. Earnings per share increased 25.2% to 368.1 cents, reflecting the higher profit after tax and minority interests for the year.

Dividends

The Board's policy regarding dividends is set out in the Chairman's Review on pages 16 and 17.

Dividends per share proposed in relation to the year are as follows:

	2005 cents	2004 cents
Ordinary	**16**	15
Interim	**24**	24
Final	**40**	39
Special		
Final	**70**	40
Total	**110**	79

The total cost of ordinary dividends proposed in relation to 2005 will be US$216.9 million, compared with US$155.8 million in 2004. This represents an increase in the ordinary dividend compared with 2004 of 2.6% excluding the special dividend and 39.2% including the special dividend. The total dividends proposed in relation to 2005 will be covered 3.3 times compared with 3.7 times in 2004.

Dividends per share actually paid in 2005 and recognised as a deduction from net equity under IFRS were 80 cents (2004 – 39 cents) being the interim dividend declared and paid in the year and the final dividend proposed in respect of the previous year and paid during the year. The total cost of such dividends in 2005 was US$157.7 million (2004 – US$76.9 million).

Dividends on ordinary shares are payable in either US dollars or sterling. Further details, including determination of conversion rates for dividends payable in sterling, are given in the Report of the Directors on page 44 and in Note 10 to the financial statements.

Acquisitions

There were no acquisitions during 2005.

During 2004, the Group acquired a 30% interest in Antofagasta Terminal Internacional S.A. ("ATI"), which operates the sole concession to manage installations in the port of Antofagasta for US$2.9 million. It also acquired a 100% interest in EMISA Antofagasta S.A., an engineering company based in Antofagasta at a cost of US$0.1 million.

Cash Flows

The Group cash flow statement is presented on page 64. The key features may be summarised as follows:

	2005 US$m	2004 US$m
Cash flow from operations	**1,647.5**	1,253.5
Income tax paid	**(343.8)**	(14.3)
Purchases of property, plant and equipment	**(223.0)**	(80.4)
Dividends paid to equity holders of the Company	**(155.4)**	(76.5)
Dividends paid to minority interests	**(385.6)**	(120.8)
Other items	**27.2**	(11.0)
Changes in net cash/(debt) relating to cash flows	**566.9**	950.5
Exchange and other non-cash movements	**6.0**	(6.6)
Movement in net cash/(debt) in the year	**572.9**	943.9
Net cash/(debt) at the beginning of the year	**278.6**	(665.3)
Net cash at the end of the year (analysed on page 26)	**851.5**	278.6

Cash flows from operations increased by 31.4% to US$1,647.5 million in 2005, reflecting the improved operating results adjusted for depreciation and amortisation, loss on disposals, the impairment charge and normal working capital movements.

Cash tax payments in the period were US$343.8 million, compared with US$14.3 million in 2004. The significant increase in corporation tax payments was due to the fact that at the beginning of 2004, Los Pelambres and El Tesoro absorbed the tax losses which derived from the start up of their operations in 1999 and 2001 respectively. The current tax liability for these operations in respect of 2004 was paid in the first half of 2005. During 2005, monthly payments on account were also made in respect of current year profits. The total payment in 2005 also included withholding tax payments of US$44.9 million.

Capital expenditure (on a cash basis) in 2005 was US$223.0 million compared with US$80.4 million in 2004. This included expenditure of US$90.0 million (on a cash basis) relating to the Mauro tailings dam project and US$10.7 million relating to the plant expansion at Los Pelambres, as well as the investment in additional ore processing capacity at El Tesoro for US$5.9 million.

Dividends paid to ordinary shareholders of the Company this year were US$155.4 million (2004 – US$76.5 million), which related to the final dividend declared in respect of 2004 including a special dividend of 40 cents per ordinary share.

Dividends paid by subsidiaries to minority shareholders were US$385.6 million (2004 – US$120.8 million), principally due to increased distributions by Los Pelambres and El Tesoro as a result of their improved operating performances.

Other items principally related to dividends from ATI, recovery of IVA (Chilean VAT) previously paid on the acquisition of the water concession by Aguas de Antofagasta in 2003, acquisitions, proceeds from sale of plant, property and equipment, interest received and interest paid. The net cash inflow from these items was US$27.2 million in 2005 compared with a net outflow of US$11.0 million in 2004, mainly due to higher interest income and lower interest payments.

Foreign currency exchange differences and other non-cash movements are analysed in Note 27(b) to the financial statements.

Changes in the cash and debt components of net cash/(debt) during the year are analysed under Financial Position below.

Financial Position

	2005 US$m	2004 US$m
Cash and cash equivalents	**1,316.8**	881.4
Total borrowings	**(465.3)**	(602.8)
Net cash at the end of the year	**851.5**	278.6

The increase in net cash during the year was US$572.9 million (2004 – US$943.9 million). The principal reasons for the increase in net cash during 2005 and the change from a net debt position at the beginning of the year to a net cash position at the end of the year during 2004 are set out above under Cash Flows.

Net repayment of borrowings and finance leasing obligations in 2005, mainly at Los Pelambres and El Tesoro, were US$139.4 million, which included voluntary prepayments of US$36.2 million at El Tesoro. In 2004, net repayment of borrowings amounted to US$263.3 million, which included voluntary prepayments of US$74.1 million as part of the debt refinancing carried out by both Los Pelambres and El Tesoro at the end of that year. The repayments in 2004 also included the repayment of short-term facilities of US$41.0 million drawn down the previous year. Regular repayments are now lower following these prepayments and refinancings.

At 31 December 2005, the Group had cash and cash equivalents of US$1,316.8 million (2004 – US$881.4 million), which includes cash balances of US$559.7 million held by Los Pelambres mainly to finance the remainder of the Mauro tailings dam and the plant expansion projects. Excluding the minority share in each partly-owned operation, the Group's attributable share of total cash and cash equivalents was US$1,085.8 million (2004 – US$655.8 million).

Total Group borrowings at 31 December 2005 were US$465.3 million (2004 – US$602.8 million). Of this, US$283.6 million (2004 – US$366.5 million) is proportionally attributable to the Group after excluding the minority shareholdings in partly-owned operations. The decrease in debt is mainly due to further principal repayments at Los Pelambres and El Tesoro as explained above. An analysis of borrowings by Group company is contained in Note 20(a) to the financial statements. US$97.2 million of the total Group borrowings of US$465.3 million is repayable within one year, and relates mainly to the short-term portion of the corporate loans at Los Pelambres and El Tesoro.

As explained above in relation to net interest payable, Group cash and debt is mainly floating rate and almost entirely denominated in US dollars.

Balance Sheet

The Group's balance sheet is set out on page 63. Net equity (i.e. equity attributable to ordinary shareholders of the Company) increased from US$1,465.5 million at 1 January 2005 to US$2,041.7 million at 31 December 2005, relating mainly to profit after tax and minority interests for the period less ordinary dividends declared and paid in the year. Further details are given in the Consolidated Statement of Changes in Equity on page 65.

Minority interests increased from US$604.5 million at 1 January 2005 to US$721.3 million at 31 December 2005, principally reflecting the minority's share of profit after tax less the minority's share of the dividends paid by subsidiaries in the year.

Treasury Management and Hedging

The Group uses derivative financial instruments to reduce exposure to foreign exchange, interest rate and commodity price movements. The Group does not use such derivative instruments for speculative trading purposes, but as it has not yet applied the hedge accounting provisions of IAS 39 "Financial Instruments: Recognition and Measurement", derivatives are measured at fair value in the balance sheet with changes in value recognised in the income statement.

At 31 December 2005, the Group had min/max instruments for 42,000 tonnes of copper production, with a weighted average floor of 115.7 cents per pound and a weighted average cap of 146.7 cents per pound. These instruments had an average duration of five months. The Group's exposure to the copper price up to this level of production will be limited to the extent that market prices exceed the cap or fall below the floor at each relevant exercise date. The Group also entered futures contracts for 2,650 tonnes of copper production with an average price of 183.1 cents, and a weighted average duration of eight months.

Details of the mark-to-market position of these instruments, together with details of interest and commodity derivatives held by the Group, are given in Note 21(c) to the financial statements.

Foreign Currency Exchange Differences

The principal subsidiaries with a functional currency other than the US dollar are Chilean peso-denominated, of which the most significant is Aguas de Antofagasta S.A. Exchange rates used to translate the results of such subsidiaries are given in Note 30 to the financial statements. The currency translation adjustment credit to net equity of US$8.1 million (2004 – credit of US$8.5 million) results mainly from the strengthening of the Chilean peso in both years from Ch$594 = US$1 at the beginning of 2004 to Ch$557 = US$1 at the end of 2004 and Ch$513 = US$1 at the end of 2005.

Going Concern

After making appropriate enquiries, the Directors consider that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future and that it is appropriate to adopt the going concern basis in preparing the financial statements. In forming this opinion, the Directors have taken into account the financial position of the Group including cash balances, borrowing facilities in place, the current copper price and market expectations in the medium-term.

Corporate Social Responsibility

Introduction

As part of its business strategy the Group seeks to engage in long-term low cost operations which are able to provide good returns and therefore benefit all stakeholders through the peaks and troughs of an economic cycle.

The Group recognises that this policy will improve long-term shareholder value. It recognises that strict management of its economic, environmental and social elements is key to improving the financial performance of the Group. It also seeks to minimise stoppages in its mining and processing operations, minimise costs and maximise the benefit gained from a motivated workforce. The Group also recognises the value of good environmental stewardship.

The Group identifies health and safety issues throughout its operations and manages natural resources as well as local community development and communication where increased contribution from the Group leads to added value and sustainability both locally and internationally. There is a commitment to the development of sustainability governance and the Group seeks to improve transparency, innovation, integrated management systems and risk management systems. It also adopts a long-term view for formulating long-term strategy, company policy and everyday business procedures.

Throughout 2005 the Group has continued its commitment and activity in all areas outlined above.

Description of the Operations

Mining

The Group's three mines are controlled by experienced managers under the supervisory umbrella of Antofagasta Minerals S.A. (AMSA) based in Santiago. AMSA's activities are outlined in the Chairman's Review on page 6.

By far the most important mine in the Group is Los Pelambres which is a world class porphyry copper mine owned 60% by Antofagasta plc and 40% by two Japanese consortia. Located in the high Andes near Salamanca in Chile's Region IV its operations extend from its open pit high in the cordillera to its dedicated port near Los Vilos. The mine produces copper and molybdenum concentrate and gold and silver credits in the copper concentrates. Tailings are currently held by a dam in the Cuncumen Valley to the south of the concentrator and work is in progress to complete the new Mauro tailings dam by the end of 2007. Copper concentrate is transported by pipeline 120 km to the coast, where it is dewatered, dried and stored prior to shipment by sea. The molybdenum concentrate is packed in drums and shipped from the concentrator plant to roasters.

El Tesoro, which is 61% owned by Antofagasta, is located in the Atacama mining district in northern Chile's Region II about 200 km north east of Antofagasta with good road and rail access to the ports of Antofagasta and Mejillones. El Tesoro is an open pit operation and uses a heap-leach SX-EW process to produce Grade A copper cathodes.

Michilla, which is 74.2% owned by Antofagasta, is located about 100km north of Antofagasta and is the Group's oldest mine. Michilla is a mixed copper oxide and sulphide orebody and mines its ore from a complex of open pit and underground operations. Michilla is very similar to El Tesoro and also produces Grade A copper cathodes through the SX-EW process. Michilla has access by road to the ports of Mejillones and Antofagasta. As explained in the Chairman's Review on page 8, it is currently reviewing its mine plan.

Production details for the three mines are shown on page 42. Reserves and resources for each mine are shown on page 43.

The Group has a portfolio of exploration and development projects and extends similar environmental, health and safety and community standards to these activities as it does to its existing mines.

Transportation

The Antofagasta Railway (FCAB) has become one of the largest combined rail and road transportation companies in Chile due mainly to the phenomenal growth of mining in Region II. The FCAB transported 4.3 million tons by rail and 1.5 million tons by road in 2005. The FCAB is regulated by the Superintendencia de Ferrocarriles. Details of tonnage transported are shown on page 42.

Water

Aguas de Antofagasta is based in Chile's Region II where it supplies water for domestic and industrial use as well as treating waste water for industrial customers. It is regulated by the Chilean Water Authority and the Superintendent of Sanitary Services. Water statistics are shown on page 42.

Governance and Ethics

The Group is committed to conducting business in an accountable and transparent way reflecting the interests of all stakeholders who may be affected by the Group's activity. In so doing, it demands honesty, integrity and responsibility from those who carry out the affairs of the company. The Board has adopted a Corporate Code of Ethics which is aimed at every member of the Group. This code extends to individuals associated by virtue of a contractual relationship either individually or through a company or institution. All those involved with the Group either as employees or by association through contracts are expected to understand and fully comply with requirements of the code. This Code of Ethics seeks to warn of potential conflicts of interest and independence.

A Corporate Ethics Committee (CECOR) has been established with members drawn from senior management reporting to the Audit Committee. Their tasks are to develop and update the Corporate Code of Ethics; to establish and develop the necessary procedures to monitor and ensure compliance with this corporate code; and to establish systems to communicate matters of an ethical nature throughout the Group.

Each principal operating subsidiary has a Company Ethics Committee (CECOM) comprised of a general manager and two senior managers who represent CECOR and communicate the corporate ethics code throughout their respective operations. Their tasks are to suggest modifications to the Code and investigate non-compliance; and establish and develop necessary procedures for promoting and communicating the Corporate Ethics Code throughout their respective companies.

During 2005, a "whistle blowing policy" was introduced by the Audit Committee and approved by the Board. The policy is to encourage and facilitate the communication of non-compliance, anonymously if necessary. Its aim is to investigate non-compliance as well as to adopt measures to ensure compliance with the Code. The Risk Management team has developed a central integrated system which enables non-compliance to be communicated using the company intranet as well as other methods. The Corporate Governance statement contains further details on page 53.

Communication

AMSA uses the Company intranet to publish information on Company principles, ethics and general information. It uses both verbal and written forms of communication with staff and contractors. AMSA publishes a monthly magazine "Panorama" to facilitate and improve communication throughout the Group. Each operation also publishes its own monthly magazine. All companies hold regular staff meetings which include meetings with top level management.

As regards external communication, for example the presentation of financial accounts, the Board requires directors, senior management, financial managers and other staff who exercise judgement in preparing financial statements to conduct themselves with integrity and in accordance with the ethical standards of the Group and their profession.

Communication continued

At company level, information concerning local stakeholders is communicated through community consultation programmes, open meetings and memos. The Group seeks to form mutually beneficial partnerships in order to achieve the best solutions on local issues. In so doing, it strives to work with local associations and representative bodies with the intention of contributing to the industry and the wider communities. In this way it seeks to be part of the development of the mining industry both nationally and internationally.

Working with other Organisations

To create links with international bodies, agencies and non-governmental organisations, the Group has developed a step by step strategy. The Board makes its views known to government informally or through industry associations and representative bodies. The Group is a member of the Chilean mining association (SONAMI) and through this association is able to raise issues which affect the mining industry on national issues such as taxation, labour legislation and tariffs. Los Pelambres is a member of the Consejo Minero, a mining association representing the largest mining companies in Chile.

On local matters, each operation works with local stakeholders to find the best solutions to ongoing issues based on its business principles. As a minimum it seeks to comply and or exceed the high standards set by government. Sustainable development requires solutions to be found by working in partnership where different skills and knowledge reflect all aspects of issues being addressed and where the success of projects benefits all groups concerned. In the management of natural resources and the development of community projects, health and safety issues have required a common strategy with local groups to find beneficial solutions for all parties in all areas.

Systems and Risk Management

Systems

Company general managers, who report to AMSA, are responsible for the health and safety systems in their organisation. Health and safety is also monitored by the risk management team (whose work is described on pages 53 and 54) which reports to the Audit Committee.

During 2005 the Group has made significant advances in obtaining certification in international standards for management systems and has set targets for 2006 and 2007. The progress and targets are summarised in the table on page 31. Where international standards are not applied companies use management systems under relevant national standards or have developed in-house solutions:

- **Los Pelambres** – Punta Chungo: The International Ship and Port Security Code (ISPS) certification in June 2004.
- **Michilla** – At the Caleta Michilla Maritime Terminal: The International Ship and Port Security Code (ISPS) certification in July 2004.
- **FCAB** – Competitive Company Programme, in collaboration with a health care association to manage company risk.
- **Aguas de Antofagasta** – Internal programme for controlling water losses. Water Quality Laboratory: Accredited by INN, the Chilean National Standardisation Institute in NCh-17025. Accreditation for Laboratory Tests in microbiology and chemical physics a requirement of the Superintendent of Sanitary Services.

Status of Certification of ISO 14.001, OHSAS 18.001 and ISO 9.001 in Group operations

Standard	Company	Area	Status
ISO 14001 (Environmental Management)	Los Pelambres	Punta Chungo Port	Certified in October 2004
	Los Pelambres	Health area, supply and contracts	Certified in July 2005
	Los Pelambres	Molybdenum plant	Certified in July 2005
	Los Pelambres	Cordillera area including mine, plant, services planning and development	Certified in July 2005
	El Tesoro	Whole company	Certified April 2005 (1996 version) and February 2006 (2004 version)
	Michilla	Whole company	Under evaluation
	FCAB	Whole company	To be evaluated as a project in future
OHSAS 18.001 (Safety and Occupational Health Management)	Los Pelambres	At corporate level	Phase I Audit Certification in November with Phase II expected in 2006
	El Tesoro	Whole company	Certified in March 2006
	Michilla	Whole company	Audit Certification expected in June 2006
	FCAB	Whole company	Implementation in progress
	Aguas de Antofagasta	Whole company	Implementation to be evaluated during 2006
ISO 9.001 (Quality Management)	Los Pelambres	Health area, supply and contracts	Certified in January 2005
	Los Pelambres	Molybdenum plant	Certified in March 2005
	Los Pelambres	At corporate level	Phase I Audit Certification in November 2005 with Phase II expected in 2006
	El Tesoro	Whole company	In progress with certification expected in 2007
	Michilla	Whole company	Under evaluation
	FCAB	Services management: transport and supply of copper and sulphuric acid	Certified in 2004
	FCAB	Engineering services and maintenance	Certification in progress

Risk management

The Directors' responsibilities for risk management, internal control, internal and external communications together with the role of the Audit Committee are described in the section on Corporate Governance on pages 52 to 54.

The Group's risk management system has been developed in-house. It is based on conceptual models and various existing risk management systems. The role of the risk management system is to monitor and increase the contribution from each company through a central system designed to prevent potential incidents which could generate losses. The system also seeks to reduce the impact of unavoidable incidents and areas of non-compliance. The system complies with several aspects of ISO 14.001 for environmental management; ISO 9.001 for quality management and OHSAS 18.001 for safety and occupational health management. The development of a quality control module to work in conjunction with the risk management tool is currently under review to add further value to the information gained from the system.

Risk management continued

Control risk management is applied throughout all levels within the Group. Employees and contractors who are in charge of an operation or project are responsible for managing any risk involved. The risk management tool enables all employees to identify risk, possible losses, incidents and areas of non-compliance. It also analyses action plans needed to control, prevent or mitigate potential risk. Risks are prioritised according to the likelihood and the impact in terms of losses. Potential action plans to mitigate potential risks are assessed in three categories – good, satisfactory, or unsatisfactory, depending on the degree to which they meet their objective.

The information in the system is periodically updated and validated in conjunction with the risk control manager at each operation and the risk team at the company level, which includes collating and publishing safety statistics and measuring these against clear performance targets for the Group and individual operations. Some operations have had risk management systems audited as part of the process in obtaining ISO and OHSAS certifications. The Group shares information relating to risk management with other mining companies in Chile.

Awards and Recognitions During 2005

The Group received a number of awards either in respect of or during 2005.

Los Pelambres

- Excellence in Safety award received from the National Safety Council.
- Award for the company's outstanding participation and support for activities for further accident safety, occupational health and conservation of the environment;
- National Quality Award for large companies which demonstrate management excellence;
- Best Labour Management, Occupational Health and Safety Committee Award. The award was given by the National Geology and Mining Service;
- The José Tomás Urmeneta Social Responsibility Award for Energy Efficiency. This is a new award granted for the first time by the Ministry of Economy and the Chamber for Production and Commerce. It is part of a nationwide programme for members of the public and private sector to develop permanent energy efficiency systems;
- Energy Efficiency Award – 2005 This award was received as a result of good management from 2000 to 2004. It is based on maximisation of the generation of electric power produced by the coarse ore conveyors and strict control of power demand during on-peak hours on the grid.

El Tesoro

- Diploma in Recognition of the improvement in accident rates and implementation of an Integral Health Plan.

Michilla

- National Prize from Mutualidad (Chilean Safety Association) received by Michilla for standards achieved by its contractors.

FCAB

- Outstanding Risk Prevention Management awarded by Minera el Abra;
- Outstanding Risk Prevention Management awarded by Codelco Norte;
- Outstanding Risk Prevention Management awarded by Minera Lomas Bayas and Minera El Tesoro;
- Digital Literacy Hallmark awarded by the Chilean National Training and Employment Service for "Cyber Train".

ADASA

- Outstanding collaboration recognition awarded by the Regional Fire Council. This award is the result of alliances developed with other fire departments in the region.
- Recognition in the improvement of water quality and reduction of arsenic content. This award was granted by the organisation "Arsenic in the Second Region".
- Award for research in the use of ozone in place of chlorine as an oxidising agent in the purification process, awarded by the Association of Sanitary and Environmental Engineering.

Health and Safety

Occupational health

The very nature of the Group's activities means that those involved may, during the course of their work, be affected by factors which could affect their health. Every effort is made to protect physical health, eliminate occupational illness and promote well-being both in the work place and local communities. Improvements in technology are used to reduce the physical demands on the workforce. Chilean legalisation covers most aspects of health through the Sanitary Code, the Basic Condition Regulations for Working Areas, and specific regulations for food handling, radiation exposure, work accidents and illnesses. All of the mining operations have integrated health management systems. Most of the operations arrange regular medical examinations for their employees and local community programmes are in place to educate local groups.

Los Pelambres has approximately 2,500 employees and contractors working at altitudes of 3,500m down to sea level. The health management system covers all aspects of the production activities in all working conditions. Los Pelambres has internal polices, regulations, codes of good practice and specific procedures promoting healthy working conditions. These are outlined in its Strategic Cornerstones, Quality and Risk Policy and Health Guidelines. An integral health system has been in place since 2000. The health management system applied in the company is certified under ISO 9.001/2000 and currently applying for certification under OHSAS 18.001.

Regular monitoring at Los Pelambres keeps track of health tendencies and allows early warning of occupational illnesses enabling timely treatment or prevention. Industrial hygiene monitoring of physical and chemical agents allows detection and control of conditions capable of causing occupational illnesses. Other programmes cover mental health, cardiovascular risk factors, dental health, family health, food and catering, lodging, transportation and recreational activities. Guidelines are provided through various methods both written and spoken. Employees can access their own health information at any computer terminal using their personal password. Statistics are kept on every aspect of health helping the decision process. Budget and real costs are reviewed periodically to keep tight control on health expenditures. Los Pelambes has one of the most efficient systems in this regard in the mining industry as confirmed by internal benchmarking studies.

Working areas within Los Pelambres are covered by nine clinics with personnel, emergency vehicles and modern equipment available to provide life saving conditions for any severe accident or illness. Well trained doctors and nurses are on duty in all areas. A specialised health team is constantly searching for health risks and providing preventative measures to keep the workforce fit and healthy. During 2005 the company has continued development of its Quality of Life at Work Programme which is aimed at improving general health. During 2005 'no smoking areas' were established and work continued on preventative alcohol and drug policies.

FCAB runs an occupational health programme with Mutual de Seguridad. The design and structure have been completed with further development working towards OHSAS 18.001 standards to be achieved in 2006. The company uses ergonomic diagnostics to design locomotive cabs to FCAB health and safety standards. The workforce undergoes occupational examinations and safety audits are carried out internally and externally.

Health and Safety continued

Occupational health continued

Aguas de Antofagasta is currently developing an integral occupational health programme. During 2005 it ran an occupational health programme aimed at evaluating the level of occupational and general health of its employees. As a result, health educational programmes were implemented.

Safety

Safety is a major priority of the Group given the inherent risks in its various operations. Group policy outlines the expectation of standards required from each operation.

The safety record within the mining division is amongst the best in Chilean industry. Each company has developed safety programmes which have been reviewed and approved by the Regional Agency for Mining Safety, a public body which establishes minimum industry standards. All Group operations expect to exceed national minimum standards and have adopted or are in the process of adopting international management systems.

At each operation, a safety department is responsible for overseeing quality and risk management systems. All contractors and sub-contractors are required to follow specified health and safety standards under terms of their contract. Non-compliance can lead to termination of contracts. Training and regular review of procedures with supervisors and managers forms an important part of health and safety management and health and safety matters are considered monthly at the divisional board meetings. Health and safety issues are monitored across the Group by the corporate risk team through its risk management procedures.

The Board is committed to a target of zero fatalities. Regrettably this was not achieved in 2005 when there was one fatality. In 2004 there were six fatalities within the Group. In 2003 there were no fatalities.

The Group as a whole had an improvement in its accident rate in 2005, as compared with 2004. The Lost Time Injury Frequency Rate (LTIFR) improved by 25% from 5.2 in 2004 to 3.9 in 2005, while the All Injury Frequency Rate (AIFR) improved by 14% from 19.9 in 2004 to 17.2 in 2005. In particular, the LTIFR at Los Pelambres in 2005 was 1.2 (2004 – 2.0), compared to an average for the Chilean mining industry of in 2005 of 6.3 (2004 – 7.5). These rates are measured per million hours worked.

At Los Pelambres the adoption and implementation of Environmental Management Systems (ISOs), Safety and Occupational Health Management Systems (OHSAS) and certifications are shown in the table on page 31. Achievements in 2005 include:

- identification and evaluation of health and safety risks for employees and sub-contractors and defined procedures for management;
- preparation of specific action plans for each supervisor;
- expanded-base quality, environment, health and safety meetings. These monthly meetings involve employees, contractor companies and sub-contractors. All lost time incidents occurring in the period are analysed and prevention measures are proposed. All operating units hold similar meetings on a weekly basis.
- corporate risk management information system. This system has been designed to report all losses and deviations from standards set. Access is free and unrestricted for all employees and subcontractors.

El Tesoro has a health and safety management system that operates according to OHSAS 18.001 specifications for activities associated with open pit mining techniques and the processing of copper cathodes. The system works with a monitoring programme in order to evaluate performance and all employees are able to register and investigate incidents. The system is monitored by the Mining and Geographical National Service, the National Safety Council of Chile and Chilean Safety Mutual, all of which are national bodies.

Health and Safety continued

Safety continued

El Tesoro has trained internal auditors following an audit programme which is integrated with the company's environmental management system. During 2005 it achieved certification of the OH&S system, a training programme aimed at improving awareness in health and safety. It has increased training and monitoring of health and awareness campaigns and this year, in order to increase safety practices, published a magazine focused on accident prevention both in the workplace and at home.

Michilla's Quality and Risk Policy clearly defines key principles on the safety of the workforce, legal compliance, the use of resources and contractor relations. Michilla has a new model management system on the prevention of work related risks under OHSAS-18.001 supported by a central computer network. It has implemented the OHSAS-18.001 standard across the company and for sub-contractors the NCh-18.001 standard applies. In some cases Michilla works with the national body Corporacion de Fomento Nacional (CORFO). There are internal audits every six months and an annual external audit.

During 2005 Michilla has concentrated on the identification of risks, risk evaluation (probability and consequence), application of tolerance criteria, classification and generation and monitoring of controls and their effectiveness.

At present the FCAB has in place a strategic health and safety model considering medium and long-term factors and in addition, a project has been approved and design and implementation based on OHSAS 18.001 standards has begun. The incident system is integrated throughout the company with the use of on-line communication. In the area of rail safety, a derailment system analyses causes and suggests possible preventative action. The quality control system adopted by the company is ISO 9000/2000 and covers procedures and education for train operating and railway safety. The company has maintained its safety standards and has run self-care, personal safety and specific courses attended by members of the workforce. FCAB runs Supervisor Specific Action Plans (PAES), safety inspection programmes and regularly holds executive committee meetings. Risk map and critical inventories have also been updated this year. The company has implemented a programme in case of emergencies. The number of derailments reduced by 5% over 2004. In 2006 the FCAB aims to:

- maintain the downward trend in accident frequency and gravity indicators;
- implement the next stage in its personal safety route process; and
- develop an improved incident system.

During 2005 Aguas de Antofagasta has worked to improve safety standards and continued working with a preventative management programme aimed at analysing the level of compliance of safety measures by the workforce. It controls the probability of accidents occurring through a risk management programme which evaluates observed situations.

Environment and Considerations at the Mining Operations

The Group recognises that its activities will affect the environment both in terms of impact on natural global ecosystems and its stewardship of natural resources. The Board is determined to promote good environmental performance through effective water management, energy consumption, improving air quality, waste minimisation and land stewardship. The Group also recognises its responsibility for the use of its products.

Group environmental policy takes cognisance of government legislation, local, national and international regulations, customers and suppliers. Each operation has implemented management systems to monitor and control the environmental impact of its activities.

Environment and Considerations at the Mining Operations continued

Chilean Law 19.300 (the Environmental Basis Law) provides that, before commencing certain projects or activities that are capable of causing environmental impact, the project owner must apply for permission under the Chilean Environmental Impact Evaluation System. This is an exhaustive assessment process managed by the National Environmental Commission (CONAMA). Under this procedure, all government agencies having environmental jurisdiction evaluate whether to grant pertinent departmental rulings, licences and permits for a proposed project.

In Chile, the Environmental Impact Evaluation System includes a public participation process intended to ensure that comments by the interested general public are considered in the evaluation of projects. The public consultation period must be completed by the deadline set by law, which is sixty days from the last legal advertisement published with a summary of the environmental impact assessment submitted by the project owner.

During 2005, the Esperanza project has gone through this process and a programme has been developed in advance to keep the relevant authorities and communities informed of all aspects of the development.

Energy

Los Pelambres won two awards for energy conservation in 2005. The first was a new award for energy efficiency and the second for maximising the use of internally generated power and strict control of power demand during on-peak hours when using the grid. The control of power demand was achieved by strict monitoring and control while the use of internally generated power was part of the original project design. The company is able to use the potential energy sourced from the difference in elevation between the mine site and the concentrator plant – a difference in height of some 1,600 metres. The conveyor belt system between the two elevations generates energy amounting to 16% of the power used by Los Pelambres. The system is eco-efficient and has saved the company more than US$5 million in the five years from 2000 to 2004.

El Tesoro has an environmental management system (EMS) to manage the use of energy which is needed for electro winning processing and fuel for the mining equipment. Each process has its own management programme to control energy consumption and monitor trends in usage. All mining companies in the region are connected to the same grid system with natural gas from Argentina being the principal generator source.

Michilla has similar energy demands to El Tesoro and reduces its requirement through a demand-controlling system.

Water

Los Pelambres seeks to use the minimum amount of water needed to obtain the required results for a particular process. The water monitoring system has 90 surface monitoring points and 50 points for monitoring underground water. There is a closed circuit system of water supply through which 70% of all water is recycled and the recycled clean water from the decant pond is pumped back to the concentrator plant for re-use. Losses resulting from evaporation have been reduced by enclosing newly flooded areas of the tailings impoundment basin. Los Pelambres uses less water than comparable mines and expects to take less than 30% of its requirements from the surrounding area. Regular meetings are held with various authorities including the General Water Regulatory Authority, the Agricultural and Range Service, the Irrigation Canal Association and the Health Service which audit the operations on a continuing basis.

El Tesoro gets water from the deep wells in an aquifer located 70 km from the mine site and usage is constantly monitored by the local authorities. The water from this aquifer is shared with other mining companies and farmers with whom the company has periodic meetings.

Successful use of the Environmental Management System (EMS) reduced the water consumption index in 2005 to 0.26 cu.m per tonne of treated ore (2004 – 0.28 cu.m). Each process in the operation has a measuring system for controlling water usage. During 2005 a reagent was incorporated to improve the quality of water

Water continued

used and to reduce air pollution. Fresh water is used to replace the water lost by evaporation in the storage pools and water absorbed in the leaching process. Recycled industrial water is used to water the gardens and green spaces around the offices and accommodation areas at the mine.

At Michilla desalinated water is purified in order to comply with hygiene requirements and used for human consumption. Mine sewage is treated and used in the irrigation of the mine areas in accordance with legal requirements.

Waste

Los Pelambres generates bulk mining, industrial, domestic and hazardous waste. Its environmental guidelines cover minimisation of impact, disturbance of surroundings, pollution, the use of resources, and the generation of waste. All guidelines use a preventive approach. There is an industrial waste management programme, and a categorisation of standards for hazardous waste in accordance with current standards and directives. Domestic and industrial wastes are recycled, organic wastes from the dining halls are processed at a composting facility for use in the forestation of tailings deposits. Industrial wastes are sorted and sold as scrap. Contacts are maintained with the local authorities, the Health Service and the National Environmental Commission (CONAMA). Audits are conducted on an on-going basis.

El Tesoro generates bulk mining waste extracted from the open pit and treated heap-leached piles. Each process has targets to reduce waste generation. In 2005 a new legal requirement for dangerous residues required construction of new installations to house hazardous residues. There is a new project aimed at recycling domestic waste and wood. All waste disposal is monitored by the local authorities.

Michilla is similar to El Tesoro and has a waste management system. This has been adapted for the new legal regulations which have come into force principally in the area of dangerous waste. All solid non-dangerous waste is recycled and sent to the chemical industry; dangerous liquid waste is recycled and sent to the cement industry for use in ovens; non-dangerous liquid waste such as sewage is treated and subsequently used as irrigation water in agricultural areas. Dangerous solid waste is removed and recycled.

Biodiversity and land stewardship

Los Pelambres has more than 13,000 hectares of protected areas. At Los Vilos, these include the Laguna Conchalí Wetlands, a nature sanctuary, the Monte Aranda property and Quebrada de Llau Llau. At Salamanca, these include Quebrada de Talca, Alto Manque, Alto Piuquenes, Cerro Amerillo and Laguna El Pelado. Within these areas there are protected species of trees and other wild life. The trees include Quillay (Quillaja saponaria), Espino (Acacia caven), Huingan (Schinus polygamus), Chacay (Discaria sp.) and Canelo (Drymis winterii). Wild life includes the guanaco (Lama guanicoe) and several species of birds such as Cuervo del Pantano (Plegadis chi), and Cisne coscoroba (Coscoroba coscoroba). Los Pelambres is also conserving an additional 25,000 hectares of land as nature sanctuaries including the Monte Aranda property and Quebrada de Llau Llau at Los Vilos, together with an area of the cordillera to the south of Salamanca (Laguna El Pelado). Forestry management plans protect the species referred to above while populations of guanacos have been tracked by satellite imagery and radio tracing to ascertain numbers, habits and customs and, birds are being monitored at the Laguna Conchalí Wetlands (a Ramsar Convention site).

In the desert areas surrounding the El Tesoro and Michilla mine sites there is virtually no vegetation or wild life.

Emissions

At Los Pelambres, several initiatives for dust control are used to counter dust emissions which come primarily from the sands dam of the tailings pond, roads and the crushed ore stockpiles. Wind screens have been erected at the tailings dam, while stockpiles, the tailings dam and roads are regularly sprinkled with water. Currently tests are under way for an additive to encapsulate dust particles while spraying and also on an automatic truck sprayer in the mine area. Dust particles of less than 10 microns are being monitored.

Environment and Considerations at the Mining Operations continued

Emissions continued

Every effort is made to minimise dust emissions at the port and the concentrate stockpile and belt conveyor system are subjected to negative pressure conditions. The loading of concentrates is done by extendable chutes and includes emission collection systems. Close contacts are maintained with the authorities and audits are conducted on a continuing basis.

Emissions of dust from mining operations and gas from the leaching process at El Tesoro are controlled by the Environmental Management System so as to reduce emissions into the atmosphere. The control of dust has been improved by using reagents in water. A recently approved Environmental Impact Statement led to continuous dust monitoring in the mine camp and neighbouring town of Sierra Gorda.

Environmental Considerations at Aguas de Antofagasta (ADASA)

Environment

The main sources of water are located in the eastern sector of the region, close to the Andes, in the El Loa province. There are three surface collection systems on the Loa river and one surface collection system on the Toconce river, which supply water to the cities of Calama, Tocopilla, Mejillones and Antofagasta.

To the south of the region, in the Agua Verde sector, water is extracted from bore holes for the city of Taltal. In Antofagasta there is an inverse osmosis sea water desalinisation plant, which is operated through a build, operate and transfer contract with Desalant S.A, a third party operator. Water is retained in the collection systems and subsequently taken to the purification plants by 1,140 kilometre pipeline network.

The purification plants have their own waste disposal systems authorised by local authorities, and have minimal impact on the areas in which they are located. The sewage pre-treatment plants have odour reduction systems and disposal of the waste generated is managed by the local authorities. The plants have environmental licences and are constructed in such a way as to minimise their impact on their surroundings.

Water

As regards water purification, the established policy is to achieve the highest recovery of water previously discarded. For sewage, the policy centres mainly on creating a sustainable process causing minimum impact to the environment and fully compliant with current regulations. Targets for recycled water aim to optimise the processes in order to increase recovery of discarded water. The sludge generated in the various stages of the purification process is sent to a sedimentation tank, from which floating material is removed and returned to the mixing tank. There is daily control of drinking water both as water leaves the tanks and throughout the distribution network.

Waste

Aguas de Antofagasta processes the waste from its water purification plants and disposes of it in a secure landfill site which complies with all requirements for this type of installation. The sewage is subjected to a preliminary treatment, wherein the removal of solids, heavy material, faecal material, sand (fine solids) and oils and fats takes place so that it may be discharged safely into the sea via submarine pipes beyond a coastal protection area established by current regulations. The solid waste generated from these processes is pumped to authorised dumps in accordance with the requirements established by the health authority. In the case of the purification plants, the waste consists of sludge which contains 96% ferric hydroxide and 1.9% arsenic and between 75% and 80% liquid. Other waste produced in the drinking water plants is mainly related to reagent containers. Waste management seeks to remedy and improve all issues related to its disposal especially in the Cerro Topater de Calama filtration plant. The secure landfill site for the disposal of sludge containing arsenic has a management plan, which is in the approval stage with the health authorities. This sludge is covered over in the landfill sites to avoid contact with the environment. Sewage treatment waste is treated with lime prior to final disposal.

Environmental Considerations at Aguas de Antofagasta (ADASA) continued

Waste continued

Aguas de Antofagasta has been awarded a grant jointly with the biotechnology centre at Antofagasta University for a project to study the use of bacteria to dispose of waste safely. The waste disposal treatment is managed by a third party.

Biodiversity

Aguas de Antofagasta, which acquired a 30 year water concession at the end of 2003, is developing a Habitat Management Plan for the area. Flora and fauna, which could have been lost following removal of effluent, will be regenerated in this area. Among the species within this ecosystem is the "four-eyed frog" which is in danger of extinction. In order to maintain its habitat, an irrigation system has been designed and built whereby the discarded water from the sludge centrifuge process is diverted thus enabling the habitat to be retained. This plan for the maintenance of the ecosystem in this area and conservation of the "four-eyed frog" began in 2005 and has been well received by environmental authorities.

Rural communities in the El Loa province where source water is extracted, compete for water supply. Regional government and the health authority have granted 50 litres/sec to local farmers near the Calama sewage treatment plant.

During 2004 and 2005, the process of recovering of discarded water from the purification process began. At present there are no initiatives relating to the recycling or use of any of the waste generated in the processes which must therefore be disposed of in accordance with current regulations.

In 2006 ADASA aims to seek environmental licences for the construction of a secure landfill site for the Calama plant for the disposal of sludge containing arsenic.

Community Relations

The Group recognises that its operations have a social and environmental impact on neighbouring communities and regions. It aims to protect the areas around its operational sites and contribute to the local economy. Programmes have been set up with a view to establishing relationships within the community, through mutual collaboration, transparency in its activities including the community's right to know and involvement in local issues. Enquiries and complaints from local communities and local authorities are recorded and assessed. The Group also aims to contribute in the areas of education, enterprise, job creation, arts, health, sport, recreational activity and general issues facing the local communities.

Los Pelambres has developed a community relations management system to identify, analyse and resolve community related issues. There are programmes for communicating with each key stakeholder, assessing public performance through opinion polls and developing action plans. These include procedures to deal with enquiries from the communities, media and local authorities.

The Minera Los Pelambres Foundation was created to establish programmes to encourage sustainable development in the region over a long-term period. The 2003-2006 Development Plan provides for a total investment of US$ 3 million. The areas of action include water, local production, education, agricultural scholarships, 'Together We Can Grow More' programmes, environmental education and certification of schools, road and highway safety, development of local suppliers and irrigation. Other programmes support local fishing communities by granting awards, scholarships and also help in teaching methods for schools. The Foundation is always looking to provide incentives and encourage local business.

In 2005, El Tesoro launched a Social Responsibility Programme and External Communications Plan to improve communication with local stakeholders. The company will develop SWOT analysis (Strengths, Weaknesses,

Community Relations continued

Opportunities and Threat) in order to target areas for development. During 2005, the company provided educational visits to the mine site, sponsorship of local sporting events and transport provided for school runs with a round trip of 70 km. An external magazine keeps local communities up to date with company activities.

Michilla has a close relationship with Caleta de Michilla, a community totally dependent on the local artisanal fishing industry. The company provides drinking water, electricity and runs an emergency service for the home. It has provided internet access and computers for a local primary school of 24 children and study trips have been organised to Congress, museums, and the zoo. By virtue of a programme aimed at improving the area, rubbish is no longer dumped on local roads. During 2005, seminars were given to local people to improve safety in the home. The company has formed close relationships with the communities from Mejillones and Antofagasta and regularly participates in exhibitions and other events.

In 2004 the FCAB ran programmes for the local communities on basic computer skills and basic literacy for employees and their families. The Cyber Train Project began in August 2005 involving a total of 1,055 people. This project is organised and funded by the Andrónico Luksic Abaroa Foundation in conjunction with the FCAB. The project contributes to the development and culture of vulnerable areas of the Antofagasta community, and is designed to reduce the inequality of opportunities available to disadvantaged communities. The Cyber Train has modified passenger coaches dating from the 1900s which have been equipped with networked computer equipment and broadband to provide a virtual library and cultural centre. Technical support and supervisory help is on hand and being mobile, the Cyber Train is able to reach the wider community. It has three modules:

- Electronic literacy – basic training in surfing the internet, using email, chat rooms and word processors;
- Reading development – designed to motivate electronic and traditional reading and use of library facilities; and
- Cultural development which encourages people to surf the net and visit virtual museums and works of art.

FCAB was the first company in the Antofagasta region to obtain the Digital Literacy Hallmark for this project granted by the Chilean National Training and Employment Service (SENCE).

The FCAB equipped the Secondary School in Mejillones with computers and awarded 40 grants for students to attend university.

Aguas de Antofagasta aims to maintain good relations with the local community and its customers by providing information concerning the best way of conserving and using water in the desert region. During 2005 the company joined the Fundacion Accion RSE, a body looking at business in the community. The company has worked with the media, construction companies, the local university and local residents in programmes and the sharing of information.

Customers are able to communicate their queries through call centre support and the company in turn maintains open dialogue with its consumers. Plumbing courses to assist the elderly are currently carried on in five main towns in the region, many programmes aimed at supporting them and disadvantaged families are planned for 2006.

ADASA has founded and developed a cultural programme through which children aged 4-17 years are taught how to improve their lives by making the best use of water in the desert. Both regional and municipal authorities have embraced this initiative enthusiastically and have agreed to participate in the forthcoming events where children will compete by submitting either a song or a drawing to pay tribute to life in the desert.

Human Resources

The Group aims to develop and maintain a motivated labour force committed to achieving a high standard of performance. In all the Group operations the human resource systems and procedures, which promote and encourage harmonious management of employment relations, are constantly under review. The Group operates within the employment legislation existing in Chile. The Group subscribes to an integrated system of policies, principles, regulations, procedures and work practices that ensures that the corporate strategy is communicated to all Group companies.

Human resource management for the Group takes into account the business life cycle, environmental factors, socio-economic political as well as the expectations of the employees. The human resource function seeks to apply best management practices for the varying situations each company faces taking into account medium and long-term factors. The human resource function at the corporate centre, AMSA, encourages each company to develop policies, guidelines and management procedures suitable to the needs of the particular company but in line with the overall corporate vision outlined in AMSA's manual of general management policies for human resources. Each year, reviews are carried out to identify external issues: legal, union activities, compensation issues and the socio-political environment. This review looking thirty-six months ahead identifies challenges facing each company and an action plan formulated by senior management is updated monthly. The Group uses a central intranet to communicate to the workforce. In 2005, the Group employed an average of 3,086 employees. An analysis by company is provided in Note 7 to the financial statements.

The Group offers competitive remuneration packages in order to secure good quality employees as competition for labour is intense in Chile at this time. All the Group's operations seek to encourage their employees to achieve a high level of performance. Salary increases are linked to productivity at Los Pelambres. A monthly survey is conducted within the Group to evaluate requirements in the mining industry in order to be aware of the state of the recruitment market. The Group's policy seeks to recruit potential employees from universities, technical colleges and from educational bodies in communities local to its operations. Group aggregate remuneration is set out in Note 7 to the financial statements.

Career Development and Training

Training programmes keep employees up to date in their knowledge, competence, skills and abilities. Courses are run for employees, contractors and sub-contractors in risk prevention, environmental protection, quality and occupational health, technology, business culture and management philosophy. Professional and vocational training in relevant areas is also encouraged. Training programmes are developed with input from employees and third parties. The Group encourages career development and offers employees new opportunities through internal recruitment process and internal certification of abilities to encourage promotion to a higher level and better salary. A leadership development scheme is available for senior executives called DREAM.

Sub-Contractors

The policy outlining working with third parties and sub-contractors is contained in a Group policy manual. Sub-contractors are subject to the same obligations as employees and have the same responsibilities. Contractors' personnel are encouraged to adopt the best practices recommended by the Group's human resources management. This year the Group awarded eight prizes to contractors with good human resource management. Michilla runs a programme in conjunction with government agencies (CORFO) to develop and train local contractors. It also assists in certification programmes such as ISOs. Last year the operation conducted a training programme to promote policies and create synergies between contractors.

Trade Unions

There are ten labour unions representing employees within the Group, four at FCAB, one at Michilla, one at El Tesoro, two at Los Pelambres and two at Aguas de Antofagasta. All five operations have collective employment agreements which set out terms and conditions of employment and salary levels.

The Group uses a model for managing its relationship with trade unions which is regularly reviewed. A monthly survey summarises all aspects which have arisen in the previous month.

Mining Production, Transport and Water Statistics

For the year ended 31 December 2005

	Q1	Q2	Q3	Q4	2005 Year	2004 Year
Group Total						
Total copper production ('000 tonnes)	118.9	108.5	116.0	123.9	**467.3**	498.4
Total molybdenum production ('000 tonnes)	2.2	2.5	2.0	2.0	**8.7**	7.9
Weighted average cash costs (cents per pound)	(7.9)	(9.6)	31.2	39.1	**13.9**	24.3
Los Pelambres (60% owned)						
Daily average ore treated ('000 tonnes)	129.0	124.0	131.9	127.6	**128.1**	125.9
Average ore grade (%)	0.79	0.77	0.80	0.83	**0.80**	0.88
Average recovery (%)	91.0	90.2	88.4	87.6	**89.2**	89.1
Concentrate produced ('000 tonnes)	222.0	202.6	220.9	219.6	**865.1**	948.8
Average concentrate grade (%)	37.5	38.6	39.0	38.8	**38.5**	38.2
Fine copper in concentrate ('000 tonnes)	83.3	76.9	83.7	89.9	**333.8**	362.6
Payable copper in concentrate ('000 tonnes)	80.6	74.4	81.0	86.9	**322.8**	350.6
Average moly ore grade (%)	0.024	0.025	0.021	0.019	**0.022**	0.022
Average moly recovery (%)	78.1	81.9	79.9	79.4	**79.9**	79.6
Payable moly in concentrate ('000 tonnes)	2.2	2.5	2.0	2.0	**8.7**	7.9
Cash costs (before by-product) (cents per pound)	64.0	76.2	75.6	82.5	**74.7**	53.7
By-product credits (cents per pound)	(109.9)	(126.8)	(70.0)	(65.5)	**(91.8)**	(45.8)
Cash costs (cents per pound)	(45.9)	(50.6)	5.6	17.0	**(17.1)**	7.9
El Tesoro (61% owned)						
Daily average ore treated ('000 tonnes)	26.3	22.9	29.0	30.4	**27.2**	25.4
Average ore grade (%)	1.34	1.41	1.14	1.08	**1.23**	1.35
Average recovery (%)	82.4	81.8	75.0	81.6	**80.2**	78.1
Copper cathodes ('000 tonnes)	26.3	23.6	24.0	24.3	**98.1**	97.8
Cash costs (cents per pound)	57.8	60.1	73.1	74.1	**66.1**	52.4
Michilla (74.2% owned)						
Daily average ore treated ('000 tonnes)	15.3	14.5	14.9	15.0	**14.9**	16.1
Average ore grade (%)	1.09	0.99	1.11	1.20	**1.10**	1.11
Average recovery (%)	76.1	75.7	74.8	75.2	**75.4**	75.4
Copper cathodes ('000 tonnes)	12.0	10.6	11.1	12.7	**46.4**	50.0
Cash costs (cents per pound)	102.4	123.2	127.6	123.0	**118.8**	85.6
Transport (100% owned)						
Rail tonnage transported ('000 tons)	1,126	1,090	1,085	1,035	**4,336**	4,479
Road tonnage transported ('000 tons)	348	379	395	400	**1,522**	1,414
Water (100% owned)						
Water volume sold – potable and untreated ('000m^3)	8,315	8,242	7,969	8,548	**33,074**	32,191

Notes

a) The production figures represent the total amounts produced for each mine, not the Group's attributable share for each mine.

b) Los Pelambres produces copper and molybdenum concentrates, and the figures for Los Pelambres are expressed in terms of payable metal contained in concentrate. The copper concentrate also contains gold and silver, for which Los Pelambres is credited when the concentrate is sold. El Tesoro and Michilla produce copper cathodes with no by-products.

c) Cash costs are a measure of the cost of operational production expressed in terms of cents per pound of payable copper produced. Cash costs are stated net of by-product credits and include tolling charges for concentrate for Los Pelambres. Cash costs exclude depreciation, financial income and expenses, exchange gains and losses and corporation tax for all three operations. By-product calculations do not take into account unrealised mark-to-market gains for molybdenum at the beginning or end of each period.

d) Water volumes include water transportation of 336 thousand m^3 in Q1, 234 thousand m^3 in Q2, 236 thousand m^3 in Q3 and 241 thousand m^3 in Q4.

e) The totals in the table may include some small apparent differences as the specific individual figures have not been rounded.

Mining Reserves and Resources

At 31 December 2005

	Tonnage millions of tonnes 2005	2004	Copper (%) 2005	2004	Molybdenum (%) 2005	2004	Gold (g/tonne) 2005	2004	Silver (g/tonne) 2005	2004
Ore Reserves										
Los Pelambres (60% owned) – cut off grade 0.4%										
Proved	**831.0**	849.0	**0.68**	0.69	**0.0192**	0.0193	**0.034**	0.034	**1.20**	1.20
Probable	**655.9**	652.1	**0.64**	0.64	**0.0160**	0.0159	**0.032**	0.032	**0.93**	0.93
Total Proved and Probable	**1,486.9**	1,501.1	**0.66**	0.67	**0.0178**	0.0178	**0.033**	0.033	**1.08**	1.08
Possible	**525.2**	515.5	**0.59**	0.59	**0.0138**	0.0138	**0.033**	0.033	**0.57**	0.57
Total	**2,012.1**	2,016.6	**0.64**	0.65	**0.0167**	0.0168	**0.033**	0.033	**0.95**	0.95
El Tesoro (61% owned) – cut off grade 0.41% (2004 – 0.37%)										
Proved	**113.5**	144.4	**0.79**	0.77	**–**	–	**–**	–	**–**	–
Probable	**9.6**	10.6	**0.74**	0.67	**–**	–	**–**	–	**–**	–
Total Proved and Probable	**123.1**	155.0	**0.79**	0.76	**–**	–	**–**	–	**–**	–
Possible	**0.2**	0.1	**0.83**	0.46	**–**	–	**–**	–	**–**	–
Total	**123.4**	155.1	**0.79**	0.76	**–**	–	**–**	–	**–**	–
Michilla (74.2% owned) – cut off grade – see note (c)										
Proved	**12.4**	14.2	**1.09**	1.09	**–**	–	**–**	–	**–**	–
Probable	**11.5**	13.2	**1.35**	1.38	**–**	–	**–**	–	**–**	–
Total Proved and Probable	**24.0**	27.4	**1.22**	1.23	**–**	–	**–**	–	**–**	–
Possible	**8.1**	10.0	**1.25**	1.27	**–**	–	**–**	–	**–**	–
Total	**32.1**	37.4	**1.23**	1.24	**–**	–	**–**	–	**–**	–
Group Total Proved and Probable	**1,634.0**	1,683.5	**0.68**	0.69	**–**	–	**–**	–	**–**	–
Group Total Possible	**533.5**	525.6	**0.60**	0.60	**–**	–	**–**	–	**–**	–
Group Total	**2,167.5**	2,209.1	**0.66**	0.67	**–**	–	**–**	–	**–**	–
Ore Resources (including Reserves)										
Los Pelambres (60% owned) – cut off grade 0.4%										
Measured	**1,019.1**	1,060.4	**0.67**	0.67	**0.0185**	0.0186	**0.034**	0.034	**1.15**	1.15
Indicated	**873.0**	885.2	**0.63**	0.63	**0.0153**	0.0153	**0.032**	0.032	**0.88**	0.88
Inferred	**1,184.0**	1,186.4	**0.58**	0.58	**0.0136**	0.0136	**0.033**	0.033	**0.46**	0.46
Total	**3,076.1**	3,132.0	**0.62**	0.62	**0.0157**	0.0158	**0.033**	0.033	**0.81**	0.81
El Tesoro (61% owned) – cut off grade 0.41% (2004 – 0.37%)										
Measured	**149.2**	176.3	**0.74**	0.74	**–**	–	**–**	–	**–**	–
Indicated	**29.0**	34.0	**0.64**	0.61	**–**	–	**–**	–	**–**	–
Inferred	**1.5**	1.9	**0.59**	0.55	**–**	–	**–**	–	**–**	–
Total	**179.7**	212.2	**0.73**	0.72	**–**	–	**–**	–	**–**	–
Michilla (74.2% owned) – cut off grade – see note (c)										
Measured	**15.4**	18.9	**1.74**	1.67	**–**	–	**–**	–	**–**	–
Indicated	**31.9**	36.1	**1.59**	1.57	**–**	–	**–**	–	**–**	–
Inferred	**20.5**	21.2	**1.45**	1.45	**–**	–	**–**	–	**–**	–
Total	**67.8**	76.2	**1.58**	1.56	**–**	–	**–**	–	**–**	–
Group Total	**3,323.6**	3,420.4	**0.65**	0.65	**–**	–	**–**	–	**–**	–

Notes to Mining Reserves and Resources

a) The reserves and resources figures represent full reserves and resources, not the Group's attributable share for each mine.

b) Ore resources refer to material of intrinsic economic interest occurring in such form and quantity that there are reasonable prospects for eventual economic extraction. Ore reserves refer to that part of a resource for which appropriate assessments have been carried out to demonstrate at a given date that extraction could be reasonably justified and which include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. Resources are stated inclusive of reserves.

c) The operations at Michilla comprise an open pit mine, an underground mine and other workings. A cut off grade of 0.5% for resources and 1.5% for reserves was applied to the open pit mine, a cut off grade of 1.5% to the underground mine and a cut off grade of 1.0% to other workings to arrive at the reserve and resource calculations.

d) During 2005, Michilla initiated a technical review of its reserves and resources which is expected to result in a revised mine plan during 2006. This review has not yet been completed and may result in downward revisions to the reserve and resource estimates for Michilla during 2006 when finalised.

e) The reserves and resources disclosed in the table above relate only to the Group's current operations. The Group also owns or is interested in a number of other properties which have been the subject of exploration programmes. These include the Esperanza deposit for which a feasibility study is expected to be completed by the end of 2006. The current drill-inferred sulphide resource at Esperanza is 786 million tonnes of ore, with an average copper grade of 0.53%, an average gold grade of 0.20 g/tonne and an average molybdenum grade of 0.0123%, based on a cut-off grade for copper of 0.30%. The resource also contains 72 million tonnes of oxide ore with an average copper grade of 0.43% at the same cut-off grade.

f) The totals in the table may include some small apparent differences as the specific individual figures have not been rounded.

Report of the Directors

The Directors present their Annual Report, together with the audited financial statements for the year ended 31 December 2005.

Principal Group Activities

The principal activities of the Group are copper mining, the transportation of freight by rail and road and the distribution of water. These activities are mainly based in Chile.

The Company's principal activity is to act as a holding company. Group operations are carried out through subsidiaries and associates. The principal subsidiaries and associates that make up the Group are set out in Notes 15 and 16 to the Financial Statements. One subsidiary, the Antofagasta Railway Company plc, has a branch in Chile (known as the FCAB) which provides rail freight services.

Review of Business and Future Developments

The Chairman's Review and the Financial Review outline the performance of the Group's activities during the year and expected future developments in the business of the Group.

A description of the financial risk management objectives and policies of the Group, together with the principal risks to which the Group is exposed, is contained in the Financial Review on page 27 and in Note 21(a) to the financial statements.

Details of significant events since the balance sheet date, which include the Group's proposed acquisition of Tethyan Copper Company Limited, are given in Note 32 to the financial statements.

Value of Land

Land included within property, plant and equipment is mainly held in the financial statements at cost. It is not practicable to estimate the value of such land and minerals rights, since these principally depend on product prices over the long-term and will vary with market conditions.

Land included in investment properties relates to forestry properties which the Group maintains but does not use in any of its existing operations. The land is held for long-term real estate development and recreational potential and is held in the financial statements at cost. The fair value of such land is disclosed in Note 14 to the financial statements.

Results and Dividends

The consolidated profit before tax has increased from US$1,198.5 million in 2004 to US$1,536.3 million in 2005.

The Board has recommended a final dividend of 94 cents (2004 – 64 cents) per ordinary share payable on 15 June 2006 to shareholders on the Register at the close of business on 12 May 2006. The final dividend comprises an ordinary dividend of 24 cents (2004 – 24 cents) and a special dividend of 70 cents (2004 – 40 cents). An interim dividend of 16 cents (2004 – 15 cents) was paid on 13 October 2005. This gives total dividends per share proposed in relation to 2005 of 110 cents (2004 – 79 cents), including the special dividend. The total cost of ordinary dividends proposed in relation to 2005 will be US$216.9 million, compared with US$155.8 million in 2004.

Ordinary dividends are declared in US dollars but may be paid in either US dollars or sterling. Shareholders on the register of members with an address in the United Kingdom receive dividend payments in sterling, unless they elect to be paid in US dollars. All other shareholders are paid by cheque in dollars, unless they have previously instructed the Company's registrar to pay dividends by bank transfer to a sterling bank account, or they elect for payment by cheque in sterling. If a shareholder wishes to change the currency in which it currently receives its dividends (i.e to US dollars or sterling), the Company's registrar must receive any such currency election before the record date of 12 May 2006. The exchange rate to be applied to dividends to be paid in sterling will be set on 16 May 2006. The exchange rate applied to the conversion of the interim dividend was £1 = US$1.8412, giving those shareholders who were paid in sterling an interim dividend of 8.69 pence per ordinary share.

Preference shares carry the right to a fixed cumulative dividend of 5 per cent per annum. The preference shares are classified within borrowings, and preference dividends are included within finance costs. The total cost of preference shares paid and recognised as an expense in the income statement was US$0.2 million (2004 – US$0.2 million).

Directors

The Directors who served during the year are set out facing page 1. No Director has a service contract with the Company which cannot be terminated within 12 months.

Biographical details of those Directors seeking re-election are set out below. The reasons why the Board considers that these Directors should be re-elected are set out in the Corporate Governance statement on pages 48 to 55 and in particular in the sections headed "Performance Evaluation" and "Re-election".

Mr. R F Jara was appointed as a Non-Executive Director of Antofagasta plc in 2003. He is a lawyer and a director of several industrial companies. Mr. Jara is aged 52.

Mr. G S Menendez was appointed as a Non-Executive Director of Antofagasta plc in 1985. He is a director of Quiñenco S.A., Banco de Chile and Banco Latinoamericano de Exportaciones (BLADEX). Mr. Menendez is aged 57.

Mr. C H Bailey was appointed as a Director of Antofagasta plc in 1987 and is the Senior Independent Non-Executive Director. Special notice for the resolution for his re-election at the Annual General Meeting has been given pursuant to sections 293 and 379 of the Companies Act 1985. Mr. Bailey is a Chartered Accountant, and a director of General Oriental Investment Limited, RIT Capital Partners plc and Atrium Underwriting plc. Mr. Bailey is aged 72.

Mr. P J Adeane was appointed as a Director of Antofagasta plc on its formation in 1982 and was Managing Director until 31 March 2005. He has been a Non-Executive Director since 31 March 2005. Special notice for the resolution for his re-election at the Annual General Meeting has been given pursuant to sections 293 and 379 of the Companies Act 1985. Mr. Adeane is aged 73.

Biographical details of the other Directors are given below:

Mr. J-P Luksic is Chairman of Antofagasta plc. He was appointed a Director of Antofagasta plc in 1990 and Deputy Chairman in 2000. He was also Chief Executive Officer of Antofagasta Minerals S.A. until his appointment as Chairman of the Group in 2004. He is a non-executive director of Quiñenco S.A. and Madeco S.A. Mr. J-P Luksic is aged 41.

Mr. D E Yarur was appointed as a Non-Executive Director in 2004. Mr. Yarur is a director of several Chilean companies including Banco de Crédito e Inversiones S.A., Sociedad Química y Minera S.A. and AES Gener S.A.. He is also a qualified accountant. Mr. D E Yarur is aged 50.

Mr. G A Luksic was appointed as a Non-Executive Director in 2005. Mr. Luksic is a Director of Banco de Chile and chairman of Quiñenco S.A., Compañia Cervecerias Unidas S.A. and Madeco S.A. Mr. G A Luksic is aged 49.

Mr. J W Ambrus was appointed as a Non-Executive Director on 3 May 2005. Mr. Ambrus is an internationally renowned geologist. He obtained a PhD in geological sciences from the University of Salamanca in Spain. Mr. Ambrus is aged 62.

Mr. J G Claro was appointed as a Non-Executive Director on 3 May 2005. Mr Claro is a civil engineer. He has held several board positions in Chilean companies, and is currently a director of Telefonica-CTC. Mr. Claro is aged 55.

Directors' Interests

The interests of the persons (including the interests of their families) who were Directors at the end of the year, in the preference and ordinary share capital of the Company are shown on page 57.

Substantial Shareholdings

The Company has been made aware of the following substantial interests in the issued share capital of the Company:

	Ordinary share capital %	Preference share capital %
Metalinvest Establishment	50.72	94.12
Sandypoint Establishment	14.19	–
Barclays Global Investors	5.41	–

As explained on page 48, Metalinvest Establishment *and* Sandypoint Establishment *are both controlled by the* E. Abaroa Foundation, which is in turn controlled by the family interests of Mr. A A Luksic, the former Chairman.

Donations

The Group made UK charitable donations of US$51,863 during the year ended 31 December 2005 (2004 – US$63,643). These donations principally related to educational studies with a focus on Chile.

Supplier Payment Policy and Creditor Days

The Company acts as a holding company and does not trade in the United Kingdom or elsewhere. Creditor days for the Group have been calculated at 23 days (2004 – 29 days). Each operating company is responsible for agreeing terms of payment with each of their suppliers. It is Group policy that payments to suppliers are made in accordance with terms agreed.

Environment

The Group seeks to ensure that its operations and products cause minimal harm to the environment. Care is taken to limit discharges of environmentally harmful substances and to dispose of waste material in a safe manner. Contingency arrangements and plans exist to reduce the risk of and limit the effect of any accidental spillage. The Group's policy is that all its operations should comply fully with or exceed applicable Chilean *regulations. Further information regarding the Group's environmental performance and activities is given in* the Corporate Social Responsibility Report on pages 30 to 41.

Matters to be dealt with at the Annual General Meeting and Class Meetings

The Annual General Meeting of the Company and separate class meetings of the ordinary and preference shareholders of the Company will be held in London on 14 June 2006. Further details are also contained in the Notices of Meetings on pages 129 to 135.

An explanation of the items of Special Business at the Annual General Meeting (and subsequent class meetings) is set out in the section headed "Explanation of Special Business to be dealt with at the Annual General Meeting and the Class Meetings" on pages 121 to 128.

That section also includes a more detailed description of a proposed bonus issue of four new ordinary shares to each ordinary shareholder for each existing 5p ordinary share held, as well as a description of proposed changes to the current articles of association of the Company. Both these matters form part of the items of Special Business.

Auditors

A resolution to re-appoint Deloitte & Touche LLP as the Company's auditor will be proposed at the forthcoming Annual General Meeting.

By Order of the Board



For and on behalf of
Petershill Secretaries Limited
Company Secretary
28 April 2006

Corporate Governance

Introduction

Antofagasta plc has an uncommon ownership structure for a UK-listed company. The E. Abaroa Foundation, an entity controlled by the family interests of the former Chairman, Mr. A A Luksic, controls 64.9% of the ordinary share capital and 94.1% of the preference share capital of the Company through two investment vehicles, Metalinvest Establishment and Sandypoint Establishment. A Relationship Agreement was entered into between the Company and the major shareholder in 1998 which requires, inter alia, transactions between any member of the Group and the major shareholder to be at arm's length terms and on terms approved by the independent Directors. While incorporated in the United Kingdom and listed on the London Stock Exchange, the Group's businesses, which comprise mining, transport and water distribution, are nearly all located in Chile, the largest copper-producing country in the world.

Antofagasta's Board is committed to managing the operations of the Group with a view to maximising value for all shareholders. The Board currently has nine members, comprising an Executive Chairman and eight Non-Executive Directors. Two of the nine Directors (including the Chairman) are members of the Luksic family. Seven of the Directors, including the Chairman, are based in Chile, where the Group's operations are principally located and two Directors are based in the United Kingdom, where the Company is incorporated and listed on the London Stock Exchange.

The day-to-day operations of the Group are carried on through the boards of each division of the Group, Antofagasta Minerals S.A. (mining), Antofagasta Railway Company plc (FCAB – railway and other transport services) and Aguas de Antofagasta S.A. (water distribution). Each division is headed by a chief executive officer who reports to his divisional board and the Chairman of the Group. The Antofagasta Board oversees these divisional boards and provides strategic direction.

In its consideration of Corporate Governance matters, the Board is mindful of the principles set out in the Combined Code on Corporate Governance issued by the Financial Reporting Council in July 2003 (the "Combined Code"). However, given the ownership structure and asset base of the Group, the Board believes that full adherence to the Combined Code is not practicable. Nevertheless, the Board considers that its structure and balance (as set out in more detail below under the heading "Directors") provide an appropriate basis for ensuring its effectiveness and the protection of the interests of all shareholders in the Company.

The Board describes below how it applied the corporate governance principles contained in the Combined Code during 2005. Two areas where the Company did not comply with the detailed Combined Code provisions are set out at the end of this report under the heading "Statement of Compliance with the Detailed Provisions of the Combined Code".

Directors

The Board

The Directors collectively have responsibility for the conduct of the Group's business.

Following three appointments during 2005, the Board currently comprises an Executive Chairman and eight Non-Executive Directors, five of whom are considered by the Board to be independent. The Board, which met nine times during 2005, is responsible for:

- providing leadership;
- setting the Group's strategic objectives and key policies;
- ensuring that appropriate resources are in place to enable the Group to meet its objectives;
- reviewing the Group's performance; and
- overseeing the Group's internal control systems.

The Chairman will always attempt to persuade the Board to act as a single team by obtaining consensus at Board meetings but, in exceptional circumstances, decisions will be taken by majority. Agenda for Board meetings are set by the Chairman in consultation with the other Directors.

Responsibility for developing and implementing the Group's strategic and financial objectives is delegated to the senior management of the Group. Accordingly, the boards of Antofagasta Minerals S.A. (mining), the Antofagasta Railway Company plc (railway and other transport services) and Aguas de Antofagasta S.A. (water distribution) meet monthly to consider strategic, operational and risk management issues in more detail. There is substantial overlap between membership of the Board of Antofagasta plc and these three divisional boards. The chief executive officer of each division reports to his divisional board and the Chairman of the Group, and the Board oversees these divisional boards and provides strategic direction. The Board is also responsible for reviewing the performance of management. The Non-Executive Directors scrutinise the performance of management in meeting goals and objectives and also monitor the reporting of performance, through the activities of the Remuneration Committee and the Audit Committee respectively.

Directors who served during 2005 are set out facing page 1. As explained above, there were a number of changes to the membership of the Board during 2005. On 31 March 2005, Mr. P J Adeane ceased to be an Executive Director but continues to serve on the Board as a Non-Executive Director. Three further Non-Executive Directors were also appointed during the year. Mr. G A Luksic was appointed on 6 April 2005 and Mr. J W Ambrus and Mr. G J Claro were appointed on 3 May 2005. The recognised senior independent Non-Executive Director is Mr. C H Bailey, who is also Chairman of the Audit Committee. Mr. G S Menendez is Chairman of the Remuneration and Nomination Committees. The Board does not have a Director formally designated as Chief Executive.

Chairman and Chief Executive

Mr. J-P Luksic is Chairman of the Board. His role is that of a full-time Executive Chairman, and he has no other significant commitments that conflict with this role. As explained above, the Group does not have a Board member who is designated as Chief Executive. Mr. Marcelo Awad is CEO of Antofagasta Minerals S.A.; Mr. Miguel Sepúlveda is CEO of the Antofagasta Railway Company plc; and Mr. Marco Kutulas is the CEO of Aguas de Antofagasta S.A.

The Board believes that the Company is not at risk from a concentration of power by Mr. J-P Luksic having executive responsibilities as Chairman. In reaching this conclusion, it has taken into consideration the strong presence of Non-Executive Directors on the Board, the structure of the Audit, Remuneration and Nomination Committees designed to devolve responsibility and control of certain key areas of Board responsibility away from the Chairman, and the delegation of management responsibility to the chief executive officer of each division.

Board Balance and Independence

The Board considers five of its eight Non-Executive Directors to be independent – Mr. C H Bailey, Mr. G S Menendez, Mr. D E Yarur, Mr. J W Ambrus and Mr. J G Claro. The Board is satisfied that this balance limits the scope for an individual or small group of individuals to dominate the Board's decision-making. The Report of the Directors sets out biographical details of each Director and identifies those Directors standing for re-election on page 45.

Mr. Yarur, Mr. Ambrus and Mr. Claro meet the independence criteria set out in Combined Code provision A3.1 and the Board is satisfied as to their independence. The Board is satisfied that Mr. Bailey remains independent in character and judgement, notwithstanding that he has served on the Board for more than nine years, since he does not receive any other remuneration from the Company other than Non-Executive Directors' fees, nor does he have any other relationships with the Company or its majority shareholder. The Board is also satisfied that Mr. Menendez remains independent in character and judgement, notwithstanding that he has also served on the Board for more than nine years and notwithstanding that he is a non-executive director of Quiñenco S.A. (a Chilean-listed company also controlled by the Luksic family) and Banco de Chile, part of the Quiñenco Group.

This is because he does not receive any remuneration from the Group other than in a Non-Executive capacity. His position in the Quiñenco group is also solely as a non-executive director. The Board considers that Mr. Bailey's and Mr. Menendez's length of service is of considerable benefit to the Board given their wealth of knowledge and experience of the Group and of Latin America and the mining industry, and therefore proposes both for re-election.

The Board does not consider Mr. Jara, Mr. Adeane or Mr. G A Luksic to be independent. Mr. Jara provides advisory services to the Group, as explained in the Report on Remuneration and Related Matters on page 57. Mr. Adeane was an Executive Director employed by the Group until he became a Non-Executive Director on 31 March 2005. Mr. G A Luksic is the brother of Mr. J-P Luksic, the Chairman of Antofagasta plc. Mr. G A Luksic is chairman of Quiñenco S.A. and Madeco S.A., and a director of Quiñenco's other listed subsidiaries. Mr. J-P Luksic and Mr. G S Menendez are also non-executive directors of Quiñenco and some of its listed subsidiaries. Like Antofagasta, Quiñenco is also controlled by the Luksic family.

Appointments to the Board

The Nomination Committee currently comprises Mr. G S Menendez, Mr. C H Bailey and Mr. R F Jara. As explained above, Mr. Bailey and Mr. Menendez are considered by the Board to be independent Non-Executive Directors.

The Nomination Committee periodically reviews the composition of the Board including the balance between Executive and Non-Executive Directors and considers succession planning for both Executive and Non-Executive Directors and the Group's senior management. It is also responsible for the process for new Board appointments and makes recommendations to the Board on the appointment of new Directors and is responsible for ensuring that appointments are made on merit and against objective criteria. In fulfilling these responsibilities, the Nomination Committee consults the Chairman, Mr. J-P Luksic. The Nominations Committee meets as necessary and, in any case, at least once a year. Its terms of reference are available from the Company's registered office and may be viewed on the Company's website – www.antofagasta.co.uk.

In making appointments to the Board, the Nomination Committee considers the skills, experience and knowledge of the existing Directors and assesses which of the potential candidates would most benefit the Board. It considers the potential candidate's knowledge and experience of Chile, the mining industry in Latin America, capital markets and the regulatory environment and that he has sufficient time to devote to the role.

As explained above, three appointments to the Board were made in 2005. These appointments were considered by the Nomination Committee and then by the Board, applying the criteria set out on pages 48 and 49. As the Nomination Committee and the Board believed that it had been able to identify appropriate candidates through its knowledge of the appropriate industrial and geographical sectors, advertising the post or using a search agency was considered to be unnecessary.

The Chairman ensures that new Directors are provided with a full induction on joining the Board. In the case of the Directors appointed during 2005, this included a detailed briefing about the Group and its operations, information on their duties and responsibilities as directors of a UK-listed company, meetings with members of senior management and visits to operational sites.

All Non-Executive Directors have letters of appointment with the Company. These require the Non-Executive Directors to undertake that they will have sufficient time to discharge their responsibilities. Letters of appointment are available for inspection at the Company's registered office.

Information and Professional Development

The Directors receive information for review ahead of each Board or Committee Meeting. In addition, they receive regular reports and forecasts for the Group and each significant operation to ensure that they remain properly briefed about the performance and financial position of the Group throughout the year. All Directors have access to management and to such further information as is needed to carry out their duties and responsibilities fully and effectively. Furthermore, all Directors are entitled to seek independent professional advice concerning the affairs of the Group at the Company's expense.

The Company also provides Directors with the necessary resources to develop and update their knowledge and capabilities. In particular, the Directors are continually updated on the Group's business, the competitive and regulatory environment in which it operates and other changes affecting the Group as a whole. The UK-based Directors visit Chile regularly and at least once a year, and the Chilean-based Directors also regularly visit the UK, again at least once a year.

Group management in the United Kingdom and Chile is responsible for ensuring that Board procedures and applicable rules and regulations are complied with and for advising the Board, through the Chairman, on all governance matters. Company secretarial advice is also provided by Petershill Secretaries Limited.

Performance Evaluation

The Board periodically considers its performance and effectiveness. A performance evaluation was conducted in early 2005 by Mr. G S Menendez, covering the Board, its committees and its individual members. Mr. C H Bailey, as the senior independent Non-Executive Director was responsible for the evaluation of the Chairman. The results of the evaluation were taken into account in the decision to appoint additional Non-Executive Directors. In November 2005, Mr. Menendez conducted a further evaluation with the assistance of senior management to ensure the continued effectiveness of the Board in view of the changes made during the year. The results were discussed with the Chairman and considered by the Board and were taken into account in the decision to recommend re-election at the forthcoming Annual General Meeting during 2006. The Board is satisfied that each Director continues to contribute effectively and demonstrates commitment to his role.

Re-election

Each Director is elected by shareholders at the Annual General Meeting following his first appointment. The Company's Articles of Association provide for up to one-third of the Directors to retire by rotation each year, and the Board ensures that each Director is re-elected at least once every three years. Non-Executive Directors who have served for more than nine years are subject to annual re-election in accordance with provision A7.2 of the Combined Code.

The Directors retiring and standing for re-election at this year's Annual General Meeting are Mr. R F Jara, Mr. G S Menendez, Mr. C H Bailey and Mr. P J Adeane. Biographical details of these Directors are set out in the Report of the Directors on page 45.

The Chairman confirms that the Board is satisfied that each of the Directors proposed for re-election continues to be effective and continues to demonstrate commitment to his role.

Directors' Attendance at Meetings in 2005

The number of Board and Committee meetings held during 2005, together with details of each Director's attendance, is set out below:

	Board	Audit	Nomination	Remuneration
Number held:	9	4	2	3
J-P Luksic	9	n/a	n/a	n/a
P J Adeane	8	n/a	n/a	n/a
C H Bailey	7[1]	4	1[1]	3
R F Jara	9	n/a	2	n/a
D E Yarur	9	4	n/a	3
G S Menendez	9	4	2	3
G A Luksic	5[2]	n/a	n/a	n/a
J W Ambrus	4[3]	n/a	n/a	n/a
J G Claro	6[3]	n/a	n/a	n/a

(1) Mr. C H Bailey was unable to attend the Nomination Committee and Board meeting at which Mr. G A Luksic's appointment was approved. He was nevertheless fully consulted and, having discussed the matter with the other Nomination Committee members, he consented to the appointment prior to the meeting.

(2) Mr. G A Luksic was appointed as a Director on 6 April 2005 and therefore could only have attended 7 Board meetings during the year.

(3) Mr. J W Ambrus and Mr. J G Claro were appointed as a Directors on 3 May 2005 and therefore only could have attended 6 Board meetings during the year.

All Directors attended the annual general meeting in June 2005 with the exception of Mr. J W Ambrus who was unable to attend due to a prior commitment entered into before his appointment to the Board.

Each Director withdrew from any meeting at which his own position was being considered.

Remuneration

The membership of the Remuneration Committee, a statement of the Company's policy on remuneration, and the remuneration details and shareholding interests of each Director are contained in the Report on Remuneration and Related Matters on pages 56 to 59.

Accountability and Audit

Financial Reporting

The Directors are responsible for preparing the Annual Report and the financial statements. The Directors are required to prepare financial statements for the Group in accordance with International Financial Reporting Standards (IFRS) and have chosen to prepare Company financial statements in accordance with United Kingdom Generally Accepted Accounting Principles (UK GAAP).

In the case of the Group's IFRS financial statements, International Accounting Standard 1 requires that financial statements present fairly for each financial year the Group's financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the international Accounting Standards Board's "Framework for the Preparation and Presentation of Financial Statements". In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable IFRS. Directors are also required to:

- properly select and apply accounting policies;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; and
- provide additional disclosures when compliance with the specific requirements in IFRS is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance.

In the case of the Company's UK GAAP financial statements, the Directors are required to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the profit and loss of the Company for that period. In preparing these financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent; and
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company, for safeguarding the assets, for taking reasonable steps for the prevention and detection of fraud and other irregularities and for the preparation of the Report of the Directors and the Report on Remuneration and Related Matters which comply with the requirements of the Companies Act 1985.

The Board's statement on going concern is included in the Financial Review on page 27.

Internal Control

The Directors are responsible for the Group's system of internal control and reviewing its effectiveness. Any such system is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

The Directors have established a process for identifying, evaluating and managing the significant risks faced by the Group through a central risk management and internal audit Department. This process has been in place for the year under review and up to and including the date of approval of the 2005 Annual Report. This process is regularly reviewed by the Board and accords with the guidance set out in "Internal Control: Guidance for Directors on the Combined Code" (the "Turnbull Report"), adopted by the UK Listing Authority.

This process is based on a Group-wide analysis of risks and controls in conjunction with each operation which is reviewed and updated on an ongoing basis through the year. The analysis covers the assessment of financial, operational and compliance controls and risk management procedures including health, safety and environmental issues. These procedures are complemented by an internal audit programme to examine the operation of controls in key areas.

As part of its normal process, during 2005, the Board, in conjunction with the Audit Committee, conducted an overall review of the effectiveness of the Group's system of internal control covering all significant business risks, together with a review of the results of the work programme of the internal audit department.

Corporate Social Responsibility

The Board takes into account the social, environmental and ethical impact of its decisions and is responsible for the relevant policies of the Group. Through the Group's risk management processes described under Internal Control above, key issues of social responsibility are identified and assessed. More information on corporate social responsibility is given on pages 28 to 41 of the Annual Report.

"Whistleblowing" Procedures

The Audit Committee, whose other functions are described below, is responsible for reviewing arrangements by which employees of the Group may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters. During 2005, "whistleblowing" procedures were put into place by the Audit Committee which were approved by the Board. These include the development of an Ethics Code which has been introduced across the Group, and which includes a procedure to enable employees to raise concerns, anonymously if necessary. An Ethics Committee, was also formed which is responsible for implementing, developing and updating the Ethics Code and investigating any allegations of impropriety. The Ethics Committee reports directly to the Audit Committee, which considered the results of its work and the operation of the Ethics Code together with its annual review of the effectiveness of internal control.

Audit Committee and Auditors

The Audit Committee currently comprises Mr. C H Bailey (chairman), Mr. G S Menendez and Mr. D E Yarur, all of whom are considered by the Board to be independent Non-Executive Directors. All three members are considered to have recent and relevant financial experience.

The Audit Committee meets at least twice (and normally four times) a year with the external auditors in attendance. The Audit Committee's purpose is to assist the Board in meeting its responsibilities relating to financial reporting and control matters. In particular, it reviews the scope and nature of the audit and issues arising from it and is responsible for ensuring the independence of the external auditors (including their objectivity and effectiveness), monitoring the provision of any non-audit services and for making recommendations to the Board for the appointment, reappointment or removal of the external auditors. It reviews the internal control and risk assessment procedures adopted by the Group described in the section under the heading "Internal Controls" above. It also monitors the integrity of the financial statements and Directors' statements on internal controls and reviews the going concern basis prior to its endorsement by the Board. The terms of reference of the Audit Committee are available from the Company's registered office and may be viewed on the Company's website – www.antofagasta.co.uk.

The Audit Committee is authorised by the Board to investigate any activity within its terms of reference. It is authorised to seek any information it requires from any employees and all employees are directed to co-operate with any request made by the Audit Committee.

The Company's external auditors, Deloitte & Touche LLP, have provided non-audit services to the Company, which amounted to US$414,000. This included US$365,000 for non-statutory audit and review work relating to the restatement of the Group's results under International Financial Reporting Standards, with the balance relating mainly to implementation advice regarding IAS 32/39 on financial instruments and also services relating to tax compliance. The Audit Committee has reviewed the level of these services in the course of the year and is confident that the objectivity and independence of the auditors are not in any way impaired by reason of such non-audit work. The Audit Committee has also considered the effectiveness of the external audit function through the year through meetings with Deloitte & Touche LLP, a review of their audit plan and a consideration of the results of work performed by the external auditors prior to release of the interim and full year results.

Relations with Shareholders

Directors and senior management regularly meet with institutional shareholders and analysts in the United Kingdom, Europe, Chile and the United States. The Chairman and the Senior Independent Director, Mr. C H Bailey, also attend a number of meetings with major shareholders during the year. Other Non-Executive Directors are given the opportunity to meet with major shareholders and attend meetings if requested to do so by shareholders. These meetings ensure that the Board is able to develop an understanding of the views of several of the Company's major investors.

The Company carries out a formal programme of presentations to update institutional shareholders and analysts on developments in the Group after the announcement of the interim and full year results. In addition, quarterly production figures are published for the mining, transport and water divisions. Copies of these results and production announcements, presentations and other press releases issued by the Company are available on its website.

The Company's Annual General Meeting is also used as an opportunity to communicate with both institutional and private shareholders and the Board of Directors encourages their attendance. At the meeting, the Company complies with the Combined Code as it relates to voting, including votes withheld, the separation of the resolutions and the attendance of committee chairmen.

Statement of Compliance with the Detailed Provisions of the Combined Code

As explained above, the Company complied with the detailed code provisions contained in the Combined Code throughout 2005 except as follows:

- The Board does not have a separately identified Chief Executive and there is no formal separation of the functions of Chairman and Chief Executive at board level (provision A2.1). As explained above, the Group has separate chief executives for its mining, transport and water distribution divisions which report to their respective divisional boards and the Chairman of the Group. The Board considers that its pre-dominantly non-executive composition combined with the delegation of management responsibility to the chief executive officer of each division achieves an appropriate balance and prevents a concentration of power by its Executive Chairman.
- Performance related pay measures did not apply to Board members (provision B.1.1). The Board considers this as appropriate given its predominantly Non-Executive composition and the role of the only Executive Director, who is a member of the controlling family, as Chairman of the Board. Performance related bonuses are paid to senior management in the Group based on a combination of personal, divisional and Group performance assessed against targets set at the start of each year.

Report on Remuneration and Related Matters

This report meets the requirements of the Directors' Remuneration Report Regulations 2002 ("the Regulations"). It also meets the relevant requirements of the Listing Rules of the Financial Services Authority and describes how the Board has applied the Principles of Good Governance and Code of Best Practice ("the Combined Code") relating to directors' remuneration.

During the year under review, the Company complied with the detailed code provisions set out in Section B of the Combined Code except as follows:

- As explained on page 55, performance related pay measures did not apply to Executive Directors (provision B.1.1).

The Regulations require the auditors to report to the Company's members on the "auditable part" of this report and to state whether in their opinion that part has been properly prepared in accordance with the Companies Act 1985 (as amended by the Regulations). The report has therefore been divided into separate sections for unaudited and audited information.

Unaudited Information

Remuneration Committee

Membership

The membership of the Remuneration Committee during the year was as follows:

Mr. G S Menendez (Chairman);

Mr. C H Bailey; and

Mr. D E Yarur.

Mr. Menendez, Mr. Bailey and Mr. Yarur were considered by the Board to be independent Non-Executive Directors throughout 2005.

Responsibilities

The responsibilities of the Remuneration Committee are fully set out in its Terms of Reference which are available on the Company's website. The Committee is responsible for setting remuneration policy and reviewing the remuneration of the Executive Directors and in doing so, it consults the Chairman, Mr. J-P Luksic. The Remuneration Committee is also responsible for monitoring the level and structure of remuneration of Group senior management and evaluating management performance.

The remuneration of Non-Executive Directors is determined by the Board as a whole. No Director participates in the determination of his own remuneration.

Company Policy on Directors' Pay and Bonuses

The Company's policy is to ensure that Directors are fairly rewarded with regard to responsibilities undertaken, and considers comparable pay levels in the United Kingdom and in Chile. Corporate and individual performance are taken into account in setting pay levels for each Executive Director, and this is reviewed on an annual basis. Remuneration levels for Non-Executive Directors are based on comparable levels for companies of a similar size and complexity, and also take into account specific responsibilities undertaken.

The Board does not consider it appropriate to make regular performance-related pay awards such as bonuses to the only Executive Director, Mr. J-P Luksic, given his role as Chairman of the Board. The Board also did not make any performance-related pay awards to Mr. P J Adeane, who was an Executive Director until his retirement on 31 March 2005 and a Non-Executive Director thereafter. As explained on page 59, the Board awarded an ex-gratia payment of £100,000 (US$181,850) on retirement in recognition of his long and outstanding service to the Group.

The Group has paid Mr. R F Jara for advisory services to the Group. The Board has taken these payments into account in determining his fees as a Non-Executive Director.

No Directors currently receive pension contributions.

Service Contracts

Mr. J-P Luksic has a contract for services with the Antofagasta Railway Company plc. The current contract for services has a one month notice period. There is also a contract between Antofagasta Minerals S.A. and Asesorias Ramon F Jara EIRL for the provision of advisory services by Mr. R F Jara which also has a one month notice period.

No other Directors have service contracts with the Company and therefore no other notice periods apply.

Share Options and Long-term Incentive Schemes

No arrangements exist either to enable Directors to acquire benefits through the acquisition of shares in the Company or any of its subsidiary undertakings, to benefit through profit-related pay or share option schemes or to participate in any long-term incentive schemes.

Directors' Interests

The Directors' beneficial interests, including family interests, in the shares of the Company at the beginning and end of the year were as follows:

	Ordinary shares of 5p each		**5% Cumulative Preference shares of £1 each**	
	31 December 2005	1 January 2005	**31 December 2005**	1 January 2005
P J Adeane	**–**	20,000	**–**	–
C H Bailey	**10,000**	13,000	**–**	–

Between 31 December 2005 and the date of this report, Mr. C H Bailey disposed of a further 2,000 shares in the Company resulting in a holding of 8,000 shares.

The remaining Directors had no beneficial interest in the shares of the Company during the year other than the interests in the table set out above. No Director had any material interest in any other contract with the Company or its subsidiary undertakings during the year other than in the ordinary course of business.

Performance Graph

The following graph shows the Company's performance compared to the performance of the FTSE All Share Index over a five-year period, measured by total shareholder return (as defined below). The FTSE All Share Index has been selected as an appropriate benchmark as it is the most broadly based index to which the Company belongs and which relates to the London Stock Exchange, the market where the Company's ordinary shares are traded.

Total shareholder return is calculated to show a theoretical growth in the value of a shareholding over a specified period, assuming that dividends are reinvested to purchase additional shares at the closing price applicable on the ex-dividend date. Total shareholder return for the FTSE All Share Index is calculated by aggregating the returns of all individual constituents of the FTSE at the end of the five-year period.

Total Shareholder Return – Antofagasta plc vs FTSE All Share Index

Total Return Basis Index – 1 January 2001 = 100


500
400
300
200
100
0
Antofagasta plc
FTSE All Share Index
1 Jan 2001
1 Jan 2002
1 Jan 2003
1 Jan 2004
1 Jan 2005
31 Dec 2005

Source – Datastream.

Audited Information

Remuneration

The remuneration of the Directors in the year is detailed below. Amounts paid to Directors are set out below in US dollars. Amounts paid in sterling or Chilean pesos have been translated at average rates for the relevant year, which are set out in Note 30 to the financial statements.

Directors' Remuneration

	Base salary and fees		Bonus		Benefits		Other		Total remuneration	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
	US$000	US$000	**US$000**	US$000	**US$000**	US$000	**US$000**	US$000	**US$000**	US$000
Executive Chairman										
A A Luksic[1]	–	877	–	–	–	–	–	–	–	877
J-P Luksic[2]	**1,215**	581	–	400	**87**	87	–	463	**1,302**	1,531
Non-Executive Directors										
C H Bailey	**67**	48	–	–	–	–	–	–	**67**	48
G S Menendez	**125**	71	–	–	–	–	–	–	**125**	71
P J Adeane[3]	**121**	362	–	–	**16**	23	**182**	–	**319**	385
R F Jara[4]	**391**	332	–	–	–	–	–	–	**391**	332
D E Yarur	**65**	29	–	–	–	–	–	–	**65**	29
G A Luksic	**44**	–	–	–	–	–	–	–	**44**	–
J W Ambrus	**57**	–	–	–	–	–	–	–	**57**	–
J G Claro	**45**	–	–	–	–	–	–	–	**45**	–
	2,130	2,300	–	400	**103**	110	**182**	463	**2,415**	3,273

(1) Mr. A A Luksic ceased to be Chairman on 5 November 2004. During 2004, remuneration of US$641,000 for the provision of certain services by Mr. A A Luksic until his resignation from the Board was paid to Luksburg Foundation, and is included in the total remuneration attributed to him in the above table of US$877,000.

(2) Mr. J-P Luksic was appointed Chairman on 5 November 2004. During 2005, remuneration of US$589,000 for the provision of certain services by Mr. J-P Luksic was paid to Goldstream Finance Limited, which is included in the amounts attributable to him of US$1,215,000.

During 2004, Mr. J-P Luksic was Chief Executive Officer of Antofagasta Minerals S.A. until his appointment as Chairman of Antofagasta plc on 5 November 2004. The bonus of US$400,000 that year was received in his capacity as Chief Executive Officer of that company. In addition, when his employment contract with Antofagasta Minerals S.A. terminated in 2004, he received a termination payment of US$463,000 (representing one month for each year worked together with accrued holiday pay) under his contract in accordance with normal employment terms in Chile. Of the total amount of US$1,444,000 attributable to Mr. J-P Luksic in 2004, US$400,000 (representing the bonus) was paid to Goldstream Finance Limited. There were no payments equivalent to either the bonus or termination payment in 2005.

(3) Mr. P J Adeane ceased to be Managing Director on 31 March 2005 and remained on the Board as a Non-Executive Director thereafter. The base fees and salary of US$121,000 in 2005 include US$85,000 atributable to the three month period as Managing Director and US$36,000 attributable to the nine month period as a Non-Executive Director. Mr. Adeane was awarded an ex gratia payment of US$181,850.

(4) During 2005, remuneration of US$278,000 for the provision of certain services by Mr. R F Jara was paid to Asesorias Ramon F Jara EIRL (2004 – US$254,000 paid to Portos Inversiones Ltda.), which is included in the amounts attributable to him of US$391,000 (2004 – US$332,000).

Mr. Jara was a partner of a Chilean law firm, Jara del Favero y Cia. until February 2004. During the period he was a partner, the Group paid Jara del Favero US$60,117 for advisory services provided by Mr. Jara. The Group also paid US$28,467 for other legal work provided by Jara del Favero to the Group. Mr. Jara did not have any interest in Jara del Favero throughout 2005.

Approved on behalf of the Board



G S Menendez
Chairman of the Remuneration Committee
28 April 2006

Independent Auditors' Report on the Group Financial Statements to the Members of Antofagasta plc

We have audited the Group financial statements of Antofagasta plc for the year ended 31 December 2005 which comprise the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of changes in equity and the related Notes 1 to 34. These Group financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Report on Remuneration and Related Matters that is described as having been audited.

We have reported separately on the individual Company financial statements of Antofagasta plc for the year ended 31 December 2005.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective Responsibilities of Directors and Auditors

The Directors' responsibilities for preparing the annual report, the Report on Remuneration and Related Matters and the Group financial statements in accordance with applicable law and International Financial Reporting Standards ("IFRS") as adopted for use in the European Union are set out in the statement of Directors' responsibilities.

Our responsibility is to audit the Group financial statements and the part of the Report on Remuneration and Related Matters described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the Group financial statements give a true and fair view in accordance with the relevant financial reporting framework and whether the Group financial statements and the part of the Report on Remuneration and Related Matters described as having been audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We report to you if, in our opinion, the Report of the Directors is not consistent with the Group financial statements. We also report to you if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' transactions with the Company and other members of the Group is not disclosed.

We also report to you if, in our opinion, the Company has not complied with any of the four Directors' remuneration disclosure requirements specified for our review by the Listing Rules of the Financial Services Authority. These comprise the amount of each element in the remuneration package and information on share options, details of long-term incentive schemes, and money purchase and defined benefit schemes. We give a statement, to the extent possible, of details of any non-compliance.

We review whether the Corporate Governance Report reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statement on internal control covers all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the Report of the Directors and the other information contained in the annual report for the above year as described in the contents section including the unaudited part of the Report on Remuneration and Related Matters and we consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group financial statements.

Basis of Audit Opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group financial statements and the part of the Report on Remuneration and Related Matters described as having been audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the Group financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements and the part of the Report on Remuneration and Related Matters described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group financial statements and the part of the Report on Remuneration and Related Matters described as having been audited.

Opinion

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted for use in the European Union, of the state of the Group's affairs as at 31 December 2005 and of its profit for the year then ended; and
- the Group financial statements and the part of the Report on Remuneration and Related Matters described as having been audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation.

Separate Opinion in Relation to IFRS

As explained in Note 1 of the Group financial statements, the Group, in addition to complying with its legal obligation to comply with IFRSs as adopted for use in the European Union, has also complied with the IFRSs as issued by the International Accounting Standards Board. Accordingly, in our opinion the financial statements give a true and fair view, in accordance with IFRSs, of the state of the Group's affairs as at 31 December 2005 and of its profit for the year then ended.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London
28 April 2006

Consolidated Income Statement

For the year ended 31 December 2005

	Notes	2005 US$m	2004 US$m
Group turnover	4, 5	**2,445.3**	1,942.1
Total operating costs		**(938.9)**	(738.7)
Operating profit from subsidiaries	4, 5	**1,506.4**	1,203.4
Share of income from associate	4, 5	**0.9**	–
Total profit from operations and associates		**1,507.3**	1,203.4
Investment income		**39.7**	19.2
Interest expense		**(26.0)**	(34.9)
Other finance items		**15.3**	10.8
Net finance income/(cost)	8	**29.0**	(4.9)
Profit before tax	5	**1,536.3**	1,198.5
Income tax expense	9	**(308.1)**	(241.9)
Profit for the financial year	5	**1,228.2**	956.6
Attributable to:			
Minority interests		**502.4**	377.1
Equity holders of the Company (net earnings)	11	**725.8**	579.5

	Notes	US cents	US cents
Basic earnings per share	11	**368.1**	293.9

Dividends to ordinary shareholders of the Company			
Per share	10	**US cents**	US cents
Dividends per share proposed in relation to the year			
– ordinary dividends (interim and final)		**40.0**	39.0
– special dividend (final)		**70.0**	40.0
		110.0	79.0
Dividends per share paid in the year and deducted from net equity		**80.0**	39.0

In aggregate	10	**US$m**	US$m
Dividends proposed in relation to the year		**216.9**	155.8
Dividends paid in the year and deducted from net equity		**157.7**	76.9

There was no potential dilution of earnings per share in either year set out above.

Turnover and operating profit are derived from continuing operations.

Consolidated Balance Sheet

At 31 December 2005

	Notes	**2005 US$m**	2004 US$m
Non-current assets			
Intangible asset	12	**97.7**	93.2
Property, plant and equipment	13	**1,820.0**	1,796.1
Investment property	14	**3.4**	3.2
Investment in associate	16	**2.8**	2.9
Available for sale investments	19	**0.1**	0.1
Deferred tax assets	24	**6.6**	1.6
		1,930.6	1,897.1
Current assets			
Inventories	18	**98.8**	69.9
Trade and other receivables	19	**428.1**	349.8
Current tax assets		**5.3**	1.0
Derivative financial instruments	19	**–**	0.2
Cash and cash equivalents	19	**1,316.8**	881.4
		1,849.0	1,302.3
Total assets		**3,779.6**	3,199.4
Current liabilities			
Short-term borrowings	20	**(97.2)**	(104.7)
Derivative financial instruments	20, 21	**(40.3)**	(2.3)
Trade and other payables	20	**(142.9)**	(135.3)
Current tax liabilities		**(108.7)**	(162.2)
		(389.1)	(404.5)
Non-current liabilities			
Medium and long-term borrowings	20	**(368.1)**	(498.1)
Trade and other payables	20	**(3.5)**	(1.3)
Post-employment benefit obligations	22	**(20.6)**	(16.2)
Long-term provisions	23	**(9.8)**	(13.2)
Deferred tax liabilities	24	**(225.5)**	(196.1)
		(627.5)	(724.9)
Total liabilities		**(1,016.6)**	(1,129.4)
Net assets		**2,763.0**	2,070.0
Equity			
Ordinary share capital	25	**16.6**	16.6
Share premium	26	**272.4**	272.4
Translation reserves	26	**16.6**	8.5
Retained earnings	26	**1,736.1**	1,168.0
Net equity attributable to equity holders of the Company		**2,041.7**	1,465.5
Minority interests		**721.3**	604.5
Total equity		**2,763.0**	2,070.0

Approved by the Board and signed on its behalf on 28 April 2006.

J-P Luksic
Chairman

P J Adeane
Director

Consolidated Cash Flow Statement

For the year ended 31 December 2005

	Notes	2005 US$m	2004 US$m
Cash flows from operations	27	**1,647.5**	1,253.5
Dividends from associate		**1.0**	–
Income tax paid		**(343.8)**	(14.3)
Net cash from operating activities		**1,304.7**	1,239.2
Investing activities			
Acquisition of subsidiary		**–**	(0.1)
Recovery of IVA (Chilean VAT) paid on purchase of water concession		**7.7**	5.8
Acquisition of investment in associate		**–**	(2.9)
Purchases of property, plant and equipment		**(223.0)**	(80.4)
Proceeds from sale of property, plant and equipment		**4.1**	0.2
Proceeds from disposal of available for sale investments		**–**	0.1
Net cash used in investing activities		**(211.2)**	(77.3)
Financing activities			
Dividends paid to equity holders of the Company		**(155.4)**	(76.5)
Dividends paid to preference shareholders of the Company		**(0.2)**	(0.2)
Dividends paid to minority interests		**(385.6)**	(120.8)
Interest paid, including payments under interest derivatives		**(23.3)**	(32.5)
Interest received		**37.9**	11.1
Realised gains from currency swaps		**–**	7.5
Net proceeds from issue of new borrowings		**0.2**	558.0
Repayments of borrowings		**(126.2)**	(818.4)
Repayments of obligations under finance leases		**(13.4)**	(2.9)
Movement on medium term deposits		**–**	27.0
Net cash used in financing activities		**(666.0)**	(447.7)
Net increase in cash and cash equivalents		**427.5**	714.2
Cash and cash equivalents at beginning of the year		**881.4**	168.7
Net increase in cash and cash equivalents		**427.5**	714.2
Effect of foreign exchange rate changes		**7.9**	(1.5)
Cash and cash equivalents at end of the year	19, 27	**1,316.8**	881.4

Consolidated Statement of Changes in Equity

For the years ended 31 December 2004 and 2005

	Share capital US$m	Share premium US$m	Translation reserves US$m	Retained earnings US$m	**Net equity US$m**	Minority interests US$m	**Total US$m**
Balance at 1 January 2004	16.6	272.4	–	665.4	**954.4**	347.3	**1,301.7**
Profit for the financial year	–	–	–	579.5	**579.5**	377.1	**956.6**
Currency translation adjustment	–	–	8.5	–	**8.5**	(0.4)	**8.1**
Dividends paid or approved for payment	–	–	–	(76.9)	**(76.9)**	(119.5)	**(196.4)**
Balance at 31 December 2004 and 1 January 2005	16.6	272.4	8.5	1,168.0	**1,465.5**	604.5	**2,070.0**
Profit for the financial year	–	–	–	725.8	**725.8**	502.4	**1,228.2**
Currency translation adjustment	–	–	8.1	–	**8.1**	–	**8.1**
Dividends paid or approved for payment	–	–	–	(157.7)	**(157.7)**	(385.6)	**(543.3)**
Balance at 31 December 2005	**16.6**	**272.4**	**16.6**	**1,736.1**	**2,041.7**	**721.3**	**2,763.0**

There were no items of recognised income and expense in either year other than the profit for the financial year and the currency translation adjustment.

Notes to the Financial Statements

1 Basis of Preparation

a) Accounting standards applied

The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS. For these purposes, IFRS comprises the Standards issued by the International Accounting Standards Board ("IASB") and Interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC") that have been endorsed by the European Union ("EU"). The Group has also chosen to adopt IFRS 6 "Exploration for and Evaluation of Mineral Resources" early, but this does not impact the Group's existing policy for exploration and evaluation expenditure.

At the date of authorisation of these financial statements, certain Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective. The Directors anticipate that the adoption of these Standards and Interpretations in future periods will have no material impact on the financial statements of the Group except IFRS 7 "Financial instruments: Disclosures" and the related amendment to IAS 1 on capital disclosures. This standard and the related amendment will require additional disclosures on capital and financial instruments when they come into effect for periods commencing on or after 1 January 2007.

b) Effect of first-time adoption of IFRS and impact of IFRS 1

The Group's transition date for conversion from United Kingdom Generally Accepted Accounting Principles ("UK GAAP") to IFRS is 1 January 2004. The rules for first time adoption of IFRS are set out in IFRS 1 "First-time adoption of International Financial Reporting Standards". In preparing the 2004 IFRS financial information, these transitional rules have been applied to the amounts previously reported under UK GAAP.

IFRS 1 generally requires full retrospective application of the Standards and Interpretations in force at the first reporting date. However, IFRS 1 allows certain exemptions in the application of particular Standards to prior periods in order to assist companies with the transition process. The Group has applied the following exemptions:

(i) **Business Combinations** – acquisitions prior to 1 January 2004 have not been restated. Accordingly, additional deferred tax provisions recognised in respect of fair value adjustments to non-monetary assets held by previously acquired entities have been recognised as a reduction of net equity at the date of transition.

(ii) **Currency translation differences** – the Group has deemed cumulative translation differences for foreign operations to be zero at the date of transition. Any gains and losses on subsequent disposals of foreign operations will therefore not include translation differences arising prior to the transition date.

(iii) **Revaluation as deemed cost** – the Group has elected to treat the previous revaluation of the freehold land and railway track at its Railway operation as deemed cost at the transition date. Accordingly, the amount previously represented by the revaluation reserve under UK GAAP has been reclassified to retained earnings.

The Group has elected to adopt IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments: Recognition and Measurement" from the transition date, rather than prospectively only from 1 January 2005. As such, the 2004 comparatives include the adjustments required on adoption of these standards.

IFRS 1 requires that estimates made under IFRS must be consistent with the estimates made at the same date under UK GAAP except where adjustments are required to reflect any differences in accounting policies. Where estimates were not made under UK GAAP, they have been based only on those factors existing at the balance sheet date. Estimates not previously required under UK GAAP primarily relate to provisionally priced sales, derivative financial instruments and post-employment benefits.

1 Basis of Preparation continued

b) Effect of first-time adoption of IFRS and impact of IFRS 1 continued

The disclosures required concerning the transition from UK GAAP to IFRS are given in Note 34, including reconciliations between the amounts previously reported under UK GAAP and the amounts reported under IFRS for net earnings (i.e. profit for the financial year attributable to equity holders of the Company) and net equity (i.e. amount attributable to equity holders of the Company).

2 Principal Accounting Policies

a) Accounting convention

These financial statements have been prepared under the historical cost convention as modified by the use of fair values to measure certain financial instruments, principally provisionally priced sales as explained in Note 2(d) and financial derivative contracts as explained in Note 2(s).

b) Basis of consolidation

The financial statements comprise the consolidated financial statements of Antofagasta plc ("the Company") and its subsidiaries (collectively "the Group").

(i) **Subsidiaries** – A subsidiary is an entity over which the Group has power to govern the operating and financial policies in order to obtain benefits from its activities. The consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiaries after eliminating inter-company balances and transactions. For partly-owned subsidiaries, the net assets and net earnings attributable to minority shareholders are presented as "Minority Interests" in the consolidated balance sheet and consolidated income statement.

(ii) **Associates** – An associate is an entity over which the Group is in a position to exercise significant influence, but not control or joint control, through the power to participate in the financial and operating policy decisions of that entity. The Group's share of the net assets, the results post tax and post acquisition reserves of associates are included in the financial statements. This requires recording the investment initially at cost to the Group and then, in subsequent periods, adjusting the carrying amount of the investment to reflect the Group's share of the associate's results less any impairment of goodwill and any other changes to the associate's net assets such as dividends.

(iii) **Joint venture entities** – A joint venture entity is an entity in which the Group holds a long-term interest and shares joint control over the operating and financial decisions with one or more other venturers under a contractual arrangement. Joint venture entities are accounted for using the equity method.

(iv) **Other investments** – The accounting treatment of investments which are not subsidiaries, associates or joint venture entities is set out in Note 2(s) relating to Financial Instruments.

(v) **Acquisitions and disposals** – The results of businesses acquired during the year are brought into the consolidated financial statements from the effective date of acquisition; the results of businesses sold during the year are included in the consolidated financial statements for the period up to the effective date of disposal. Gains or losses on disposal are calculated as the difference between the sales proceeds (net of expenses) and the net assets attributable to the interest which has been sold. Where a disposal represents a separate major line of business or geographical area of operations, the net results attributable to the disposed entity are shown separately in the income statement.

c) Currency translation

The functional currency for each entity in the Group is determined as the currency of the primary economic environment in which it operates. Transactions other than those in the functional currency of the entity are

2 Principal Accounting Policies continued

c) Currency translation continued

translated at the exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are retranslated at year end exchange rates. Gains and losses on retranslation are included in net profit or loss for the period within other finance items.

The presentational currency of the Group and the functional currency of the Company is the US dollar. On consolidation, income statement items for entities with a functional currency other than the US dollar are translated into US dollars at average rates of exchange. Balance sheet items are translated at period end exchange rates. Exchange differences on translation of the net assets of such entities are taken to equity and recorded in a separate currency translation reserve. The Group elected to set the currency translation reserve to zero at 1 January 2004 as permitted by IFRS 1. Cumulative translation differences arising after the transition date to IFRS are recognised as income or as expenses in the income statement in the period in which the disposal occurs.

On consolidation, exchange gains and losses which arise on balances between Group entities are taken to reserves where that balance is, in substance, part of a parent's net investment in its subsidiary, i.e. where settlement is neither planned nor likely to occur in the foreseeable future. All other exchange gains and losses on Group balances are dealt with in the income statement.

Fair value adjustments and any goodwill arising on the acquisition of a foreign entity are treated as assets of the foreign entity and translated at the period end rate.

d) Turnover

Turnover represents the value of goods and services supplied to third parties during the year. Turnover is measured at the fair value of consideration received or receivable, and excludes any applicable sales tax.

A sale is recognised when the significant risks and rewards of ownership have passed. This is generally when title and any insurance risk has passed to the customer, and the goods have been delivered to a contractually agreed location or when any services have been provided.

Turnover from mining activities is recorded at the invoiced amounts with an adjustment for provisional pricing at each reporting date, as explained below. For copper and molybdenum concentrates, which are sold to smelters and roasting plants for further processing, the invoiced amount is the market value of the metal payable by the customer, net of deductions for tolling charges. Turnover includes revenues from the sale of by-products.

Copper and molybdenum concentrate sale agreements and copper cathode sale agreements generally provide for provisional pricing of sales at the time of shipment, with final pricing based on the monthly average London Metal Exchange ("LME") copper price or the monthly average market molybdenum price for specified future periods. This normally ranges from 30 to 180 days after delivery to the customer. Such a provisional sale contains an embedded derivative which is required to be separated from the host contract. The host contract is the sale of metals contained in the concentrate or cathode at the provisional invoice price less tolling charges deducted, and the embedded derivative is the forward contract for which the provisional sale is subsequently adjusted. At each reporting date, the provisionally priced metal sales together with any related tolling charges are marked-to-market, with adjustments (both gains and losses) being recorded in turnover in the consolidated income statement and in trade debtors in the balance sheet. Forward prices at the period end are used for copper concentrate and cathode sales, while period-end month average prices are used for molybdenum concentrate sales due to the absence of a futures market.

2 Principal Accounting Policies continued

e) Goodwill

Goodwill represents the difference between the cost of acquisition and the fair value of the identifiable net assets acquired. Any goodwill on the acquisition of subsidiaries is separately disclosed, while any goodwill on the acquisition of associates is included within investments in equity accounted entities.

Prior to 1998, goodwill was eliminated against reserves in the year of acquisition as a matter of accounting policy, as was then permitted under UK GAAP. Such goodwill was not reinstated under subsequent UK accounting standards or on transition to IFRS, and will not be included in determining any future profit or loss on disposal.

f) Intangible assets – concession right

In 2003, the Group's wholly owned subsidiary, Aguas de Antofagasta S.A., was awarded a 30 year concession to operate the water rights and facilities in the Antofagasta Region of Chile previously controlled by Empresa de Servicios Sanitarios de Antofagasta S.A. ("ESSAN").

The Group has recognised on its balance sheet the tangible assets transferred to it by way of concession where the economic benefits are primarily to be consumed over the life of the concession arrangement. An intangible fixed asset (a "concession right") has been recognised in respect of the right to use those assets not recognised as their lives extend substantially beyond the period of the concession. The concession right was measured as the difference between the cost of the concession and the fair values of the assets and liabilities recognised on acquisition.

g) Exploration expenditure

Exploration is expensed in the year in which it is incurred. When a decision is taken that a mining project is commercially viable (normally when the project has reached the pre-feasibility stage) all further directly attributable pre-production expenditure is capitalised. Capitalisation of pre-production expenditure ceases when commercial levels of production are achieved.

h) Property, plant and equipment

The costs of mining properties and leases, which include the costs of acquiring and developing mining properties and mineral rights, are capitalised as tangible fixed assets in the year in which they are incurred.

The cost of plant, property and equipment comprises the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended. Once a project has been established as commercially viable, expenditure on it is capitalised. This includes costs incurred in preparing the site for mining operations, including stripping costs. Capitalisation will cease when the mine is capable of commercial production with the exception of development costs which give rise to a future benefit.

Interest on borrowings directly related to construction or development of projects is capitalised, until such time as the assets are substantially ready for their intended use or sale which, in the case of mining properties, is when they are capable of commercial production.

i) Depreciation of property, plant and equipment and amortisation of intangible assets

Property, plant and equipment is depreciated over its useful life, or over the remaining life of the operation if shorter, to residual value. The major categories of property, plant and equipment are depreciated as follows:

(i) **Land** – Freehold land is not depreciated. Any leasehold land is depreciated on a straight-line basis over the life of the lease.

2 Principal Accounting Policies continued

i) Depreciation of property, plant and equipment and amortisation of intangible assets continued

(ii) **Mining properties** – mining properties, including capitalised financing costs, are depreciated in proportion to the volume of ore extracted in the year compared with total proven, probable and possible reserves at the beginning of the year.

(iii) **Buildings and infrastructure** – straight-line basis over 10 to 25 years.

(iv) **Rail track (including trackside equipment)** – straight-line basis over 20 to 25 years.

(v) **Wagons and rolling stock** – straight-line basis over 10 to 20 years.

(vi) **Machinery, equipment and other assets** – straight-line basis over 5 to 10 years.

(vii) **Assets under construction** – no depreciation until asset is available for use.

(viii) **Assets held under finance lease** – are depreciated over the shorter of the lease term and their useful life.

Residual values and useful lives are reviewed, and adjusted if appropriate, at least annually, and changes to residual values and useful lives are accounted for prospectively.

The concession right is amortised on a straight-line basis over the life of the concession.

j) Impairment of property, plant and equipment and intangible assets (excluding goodwill)

Property, plant and equipment and finite life intangible assets are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Any intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

For mining properties, estimates of future cash flows are based on estimates of the quantities of proven, probable and possible reserves, and assumptions as to future production levels, future commodity prices, future cash costs of production and capital expenditure. IAS 36 "Impairment of assets" includes a number of restrictions on the future cash flows that can be recognised in respect of future restructurings and improvement related expenditure. When calculating value in use, it also requires that calculations should be based on exchange rates current at the time of assessment. For operations with a functional currency other than the US dollar, the impairment review is conducted in the relevant functional currency.

If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount is reduced to the recoverable amount. An impairment is recognised immediately as additional depreciation. Where an impairment subsequently reverses, the carrying amount is increased to the revised estimate of recoverable amount but so that this does not exceed the carrying value that would have been determined if no impairment had previously been recognised. A reversal is recognised as a reduction in the depreciation charge immediately.

k) Investment property

Investment property, is property held to earn rentals and/or for capital appreciation and includes land held for a currently undetermined future use. The Group has elected to adopt the cost model in IAS 40 "Investment

k) Investment property continued

Property". Accordingly, investment property is measured initially at cost, which includes transaction costs for the acquisition of the property, and is subsequently depreciated as detailed in Note 2(i) relating to property, plant and equipment.

l) Inventory

Inventory and work-in-progress are valued at the lower of cost and net realisable value. The production cost of inventory includes an appropriate proportion of depreciation and production overheads. Raw materials and consumables are valued at cost on a weighted average basis. Finished products are valued at raw material cost, plus labour cost and a proportion of manufacturing overhead expenses including depreciation.

m) Taxation

Tax expense comprises the charges or credits for the period relating to both current and deferred tax.

Current tax is based on taxable profit for the year. Taxable profit may differ from net profit as reported in the income statement because it excludes items of income or expense that are taxable and deductible in different years and also excludes items that are not taxable or deductible. The liability for current tax is calculated using tax rates for each entity in the consolidated financial statements which have been enacted or substantively enacted at the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on temporary differences (i.e. differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit). Deferred tax is accounted for using the balance sheet liability method and is provided on all temporary differences with certain limited exceptions as follows:

(i) tax payable on undistributed earnings of subsidiaries, associates and joint ventures is provided except where the Group is able to control the remittance of profits and it is probable that there will be no remittance of past profits earned in the foreseeable future;

(ii) deferred tax is not provided on the initial recognition of an asset or liability in a transaction that does not affect accounting profit or taxable profit and is not a business combination; nor is deferred tax provided on subsequent changes in the carrying value of such assets and liabilities, for example where they are depreciated; and

(iii) the initial recognition of any goodwill.

Deferred tax assets are recognised only to the extent that it is probable that they will be recovered through sufficient future taxable profit. The carrying amount of deferred tax assets is reviewed at each balance sheet date.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also taken directly to equity.

n) Provisions for decommissioning and site restoration costs

An obligation to incur decommissioning and site rehabilitation costs occurs when environmental disturbance is caused by the development or ongoing production of a mining property. Costs are estimated on the basis of a formal closure plan and are subject to regular formal review.

Such costs arising from the installation of plant and other site preparation work, discounted to their net present value, are provided and capitalised at the start of each project, as soon as the obligation to incur such costs

2 Principal Accounting Policies continued

n) Provisions for decommissioning and site restoration costs continued

arises. These decommissioning costs are charged against profits over the life of the mine, through depreciation of the asset and unwinding or amortisation of the discount on the provision. Depreciation is included in operating costs while the unwinding of the discount is included as financing costs. Changes in the measurement of a liability relating to the decommissioning of plant or other site preparation work are added to, or deducted from, the cost of the related asset in the current period.

The costs for restoration of site damage, which is created on an ongoing basis during production, are provided for at their net present values and charged against operating profits as extraction progresses. Changes in the measurement of a liability relating to site damage created during production is charged against operating profit.

o) Provision for termination of water concession

Under the terms of the water concession from ESSAN, certain items of working capital recognised by Aguas de Antofagasta (as described in Note 2(i) above) are to be transferred to the state-owned operator ESSAN at the end of the concession period for nil consideration. Provision is made for the estimated net present value of these assets and liabilities which are expected to be in existence when the concession comes to an end. The unwinding of the discount is charged within financing costs.

p) Post-employment benefits

The Group operates defined contribution schemes for a limited number of employees. For such schemes, the amount charged to the income statement is the contributions paid or payable in the year.

Employment terms may also provide for payment of a severance indemnity when an employment contract comes to an end. This is typically at the rate of one month for each year of service (subject in most cases to a cap as to the number of qualifying years of service) and based on final salary level. The severance indemnity obligation is treated as an unfunded defined benefit plan, and the calculation is based on valuations performed by an independent actuary using the projected unit credit method which are regularly updated. The obligation recognised in the balance sheet represents the present value of the severance indemnity obligation. Actuarial gains and losses are immediately recognised in the income statement within operating cost.

q) Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits held on call with banks, highly liquid investments that are readily convertible into known amount of cash and which are subject to insignificant risk of changes in value, net of bank overdrafts which are repayable on demand. Cash and cash equivalents normally have a maturity period of three months or less from the date of acquisition.

r) Leases

Rental costs under operating leases are charged to the income statement account in equal annual amounts over the term of the lease.

Assets under finance leases are recognised as assets of the Group at inception of the lease at the lower of fair value or the present value of the minimum lease payments derived by discounting at the interest rate implicit in the lease. The interest element is charged within financing costs so as to produce a constant periodic rate of interest on the remaining balance of the liability.

s) Other financial instruments

Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument.

2 Principal Accounting Policies continued

s) Other financial instruments continued

(i) **Investments** – Investments which are not subsidiaries, associates or joint ventures are initially measured at cost, including transaction costs.

Investments are classified as either held-for-trading or available-for-sale, and are normally measured at subsequent reporting dates at fair value. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost.

Where securities are held for trading purposes, gains and losses arising from changes in fair value are included in net profit or loss for the period. For available-for-sale investments, gains and losses arising from changes in fair value are recognised directly in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the net profit or loss for the period.

Dividends on available for sale equity investments are recognised in the income statement when the right to receive payment is established.

(ii) **Trade and other receivables** – Trade and other receivables do not generally carry any interest and are normally stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

(iii) **Trade and other payables** – Trade and other payables are generally not interest bearing and are normally stated at their nominal value.

(iv) **Borrowings (loans and preference shares)** – Interest-bearing loans and bank overdrafts are recorded at the proceeds received, net of direct issue costs.

Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accruals basis using the effective interest rate method. Amounts are either recorded as financing costs in the income statement or capitalised in accordance with the accounting policy set out in Note 2(h). Finance charges are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

The sterling-denominated preference shares issued by the Company carry a fixed rate of return without the right to participate in any surplus. They are accordingly classified within borrowings and translated into US dollars at period end rates of exchange. Preference share dividends are included within finance costs.

(v) **Equity instruments** – Equity instruments issued are recorded at the proceeds received, net of direct issue costs. Equity instruments of the Company comprise its sterling-denominated issued ordinary share capital and related share premium.

As explained in Note 2(c), the presentational currency of the Group and the functional currency of the Company is US dollars, and ordinary share capital and share premium are translated into US dollars at historical rates of exchange based on dates of issue.

(vi) **Derivative financial instruments** – As explained on page 27 and in Note 21, the Group uses derivative financial instruments to reduce exposure to foreign exchange, interest rate and commodity price movements. The Group does not use such derivative instruments for trading purposes. The Group has not presently applied the hedge accounting provisions of IAS 39 "Financial Instruments: Recognition and Measurement".

Accordingly derivatives are initially measured at cost (which may be nil) including transaction costs, and are measured at subsequent reporting dates at fair value. Gains and losses arising from changes in fair value are included in the income statement as follows:

2 Principal Accounting Policies continued

s) Other financial instruments continued

(i) gains and losses from commodity derivatives are recognised in other operating income or expense;

(ii) gains and losses from currency derivatives are recognised in net finance costs as part of exchange gains or losses in the period;

(iii) gains and losses from interest rate derivatives are recognised in net finance costs as part of interest income or expense in the period.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value. Changes in fair value are reported in the income statement for the period. The treatment of embedded derivatives arising from provisionally-priced commodity sales contracts is set out in further detail in Note 2(d) relating to turnover.

3 Critical accounting judgements and key sources of estimation uncertainty

Determining many of the amounts included in the financial statements involve the use of judgement and/or estimation. These judgements and estimates are based on management's best knowledge of the relevant facts and circumstances, having regard to prior experience, but actual results may differ from the amounts included in the financial statements. Information about such judgements and estimates is included in the principal accounting policies in Note 2 or the other notes to the financial statements, and the key areas are set out below.

a) Useful economic lives of property, plant and equipment and ore reserves estimates

As explained in Note 2(i), mining properties, including capitalised finance costs, are depreciated in proportion to the volume of ore extracted in the year compared with total proven, probable and possible reserves at the beginning of the year. There are numerous uncertainties inherent in estimating ore reserves, and assumptions that were valid at the time of estimation may change when new information becomes available. These include assumptions as to grade estimates and cut-off grades, recovery rates, commodity prices, exchange rates, production costs, capital costs, processing and reclamation costs and discount rates. The actual volume of ore extracted and any changes in these assumptions could affect prospective depreciation rates and carrying values.

The majority of other items of property, plant and equipment are depreciated on a straight line basis over their useful economic lives. Management reviews the appropriateness of useful economic lives at least annually and, again, any changes could affect prospective depreciation rates and asset carrying values.

b) Impairment of assets

As explained in Note 2(j), the Group reviews the carrying value of its intangible assets and property, plant and equipment to determine whether there is any indication that those assets are impaired. In making assessments for impairment, assets that do not generate independent cash flows are allocated to an appropriate cash generating unit (CGU). The recoverable amount of those assets, or CGU, is measured at the higher of their fair value less costs to sell and value in use.

Management necessarily applies its judgement in allocating assets to CGUs, in estimating the probability, timing and value of underlying cash flows and in selecting appropriate discount rates to be applied within the value in use calculation. Subsequent changes to CGU allocation or estimates and assumptions in the value in use calculation could impact the carrying value of the respective assets.

c) Provisions for decommissioning and site restoration costs

As explained in Note 2(n), provision is made, based on net present values, for decommissioning and site rehabilitation costs as soon as the obligation arises following the development or ongoing production of a mining property. The provision is based on a closure plan prepared with the assistance of external consultants.

3 Critical accounting judgements and key sources of estimation uncertainty continued

c) Provisions for decommissioning and site restoration costs continued

Management uses its judgement and experience to provide for and (in the case of capitalised decommissioning costs) amortise these estimated costs over the life of the mine. The ultimate cost of decommissioning and site rehabilitation cost is uncertain and cost estimates can vary in response to many factors including changes to relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites. The expected timing and extent of expenditure can also change, for example in response to changes in ore reserves or processing levels. As a result, there could be significant adjustments to the provisions established which would affect future financial results.

d) Post employment benefits

As explained in Note 2(p), the expected costs of severance indemnities relating to employee service during the period are charged to the income statement. Any actuarial gains or losses, which can arise from differences between expected and actual outcomes or changes in actuarial assumptions, are recognised immediately in the income statement within operating cost.

Assumptions in respect of the expected costs are set in consultation with an independent actuary. These include the selection of the discount rate used, service lives and expected rates of salary increases. While management believes the assumptions used are appropriate, a change in the assumptions used would impact the earnings of the Group.

e) Deferred taxation

As explained in Note 2(m), deferred tax is not provided for future tax payable on undistributed earnings where the Group is able to control the remittance of profits and it is probable that there will be no remittance of past profits earned in the foreseeable future.

Management uses its judgement in estimating the probability of such remittances. These are based on Group forecasts and include assumptions as to future profits and cash flows (which depend on several factors including commodity prices, operating costs, production levels, capital expenditures, interest costs, debt repayment and tax rates) and cash requirements (which may also depend on several factors including future dividend levels). A change in the assumptions used or in the estimate as to the probability that past profits will be remitted would impact the deferred tax charge and balance sheet provision.

4 Revenue and Total Profit from Operations and Associates

An analysis of the Group's total revenue is as follows:

	2005 US$m	2004 US$m
Sales of goods	**2,358.0**	1,860.1
Rendering of services	**87.3**	82.0
Group turnover	**2,445.3**	1,942.1
Other operating income	**5.4**	4.7
Investment income	**39.7**	19.2
Total revenue	**2,490.4**	1,966.0

Operating profit from subsidiaries and total profit from operations and associates is derived from Group turnover by deducting operating costs as follows:

	2005 US$m	2004 US$m
Turnover	**2,445.3**	1,942.1
Cost of sales	**(685.6)**	(593.4)
Gross profit	**1,759.7**	1,348.7
Administrative expenses	**(132.0)**	(118.1)
Closure provision	**3.4**	(1.2)
Severance charges	**(3.9)**	(3.2)
Exploration costs	**(22.4)**	(10.3)
Other operating income	**5.4**	4.7
Other operating expenses	**(103.8)**	(17.2)
Operating profit from subsidiaries	**1,506.4**	1,203.4
Share of income from associate	**0.9**	–
Total profit from operations and associates	**1,507.3**	1,203.4

5 Segment Information

Based on risks and returns, the Directors consider the primary reporting format is by business segment and the secondary reporting format is by geographical segment. The Group considers its business segments to be Los Pelambres, El Tesoro, Michilla, Exploration, Railway and other transport services and the Water concession. Corporate and other items principally relate to costs incurred by the Company and Antofagasta Minerals S.A., the Group's mining corporate centre, but which are not allocated to any individual business segment. The classification reflects the Group's management structure. The amounts presented for each business segment exclude any amounts relating to the investment in Antofagasta Terminal Internacional S.A., an associate which is held through the Railway and Other Transport Services segment.

a) Primary reporting format – by business segment

(i) Turnover, EBITDA and operating profit/(loss) from subsidiaries analysed by business segment

	Turnover		**EBITDA**		**Operating profit from subsidiaries**	
	2005 US$m	2004 US$m	**2005 US$m**	2004 US$m	**2005 US$m**	2004 US$m
Los Pelambres	**1,749.8**	1,362.8	**1,420.5**	1,072.0	**1,350.4**	988.7
El Tesoro	**372.2**	296.6	**203.2**	179.6	**172.9**	151.4
Michilla	**177.1**	152.1	**16.3**	53.6	**(31.1)**	31.6
Exploration	**–**	–	**(22.4)**	(10.3)	**(22.4)**	(10.3)
Corporate and other items	**–**	–	**(15.6)**	(10.2)	**(15.9)**	(10.7)
Mining	**2,299.1**	1,811.5	**1,602.0**	1,284.7	**1,453.9**	1,150.7
Railway and other transport services	**92.5**	85.7	**38.2**	41.8	**27.4**	30.9
Water concession	**53.7**	44.9	**33.9**	30.2	**25.1**	21.8
***Group turnover (segment revenue)*, EBITDA and operating profit from subsidiaries (segment result)**	**2,445.3**	1,942.1	**1,674.1**	1,356.7	**1,506.4**	1,203.4

Segment result is reconciled to profit for the financial year as follows:

	2005 US$m	2004 US$m
Segment result	**1,506.4**	1,203.4
Share of income from associate	**0.9**	–
Total profit from operations and subsidiaries	**1,507.3**	1,203.4
Net finance income/(cost)	**29.0**	(4.9)
Profit before tax	**1,536.3**	1,198.5
Income tax expense	**(308.1)**	(241.9)
Profit for the financial year (including amounts attributable to minority interests)	**1,228.2**	956.6

Notes to turnover by business segment (segment revenue)

(i) Turnover by business segment equates to segment revenue as defined by IAS 14. Turnover from Railway and other transport services is stated after eliminating inter-segmental sales to the mining division of US$8.8 million (2004 – US$6.9 million).

(ii) Turnover includes the effect of both final pricing and mark-to-market adjustments to provisionally priced sales of copper and molybdenum concentrates and copper cathodes. Further details of such adjustments are given in Note 21(b).

5 Segment Information continued

a) Primary reporting format – by business segment continued

(iii) Turnover does not include the effect of gains and losses on commodity derivatives, which are included as part of operating profit in other operating income or expense. Further details of such gains or losses are given in Note 21(c).

(iv) Los Pelambres produces and sells copper and molybdenum concentrates. It is also credited for the gold and silver content in the copper concentrate it sells. Turnover by type of metal is analysed in the table below to show separately, the amounts prior to deduction of tolling charges, the tolling charges involved and the net amounts included in turnover. El Tesoro and Michilla do not generate by-products from their copper cathode operations.

Notes to EBITDA and operating profit from subsidiaries (segment result)

(v) Operating profit for the separate businesses equates to segment result as defined by IAS 14. This excludes the share of income from associate of US$0.9 million (2004 – nil).

(vi) EBITDA is calculated by adding back depreciation, amortisation and disposals of plant, property and equipment and impairment charges to operating profit from subsidiaries.

(vii) EBITDA and operating profit are stated after deducting losses on commodity derivatives (including both losses realised in each period and period-end mark-to-market adjustments) at El Tesoro of US$24.8 million; (2004 – nil) and Michilla of US$43.8 million; (2004 – US$5.5 million). Further details are given in Note 21(c).

(viii) Operating profit is also stated after deducting an impairment charge against the carrying value of property, plant and equipment at Michilla of US$30.0 million (2004 – US$ nil).

Turnover at Los Pelambres by mineral:

	Before deducting tolling charges		Tolling charges		Net of tolling charges	
	2005	2004	**2005**	2004	**2005**	2004
	US$m	US$m	**US$m**	US$m	**US$m**	US$m
Copper	**1,331.0**	1,098.4	**(166.9)**	(111.4)	**1,164.1**	987.0
Molybdenum	**588.4**	374.9	**(25.6)**	(15.4)	**562.8**	359.5
Gold and silver	**23.4**	16.8	**(0.5)**	(0.5)	**22.9**	16.3
Los Pelambres	**1,942.8**	1,490.1	**(193.0)**	(127.3)	**1,749.8**	1,362.8

(ii) Depreciation and amortisation, loss on disposal of property, plant and equipment and impairment charges by business segment

	Depreciation and amortisation		Loss on disposals		Impairment charge	
	2005	2004	**2005**	2004	**2005**	2004
	US$m	US$m	**US$m**	US$m	**US$m**	US$m
Los Pelambres	**(66.6)**	(80.2)	**(3.5)**	(3.1)	**–**	–
El Tesoro	**(29.1)**	(22.3)	**(1.2)**	(5.9)	**–**	–
Michilla	**(13.8)**	(13.9)	**(3.6)**	(8.1)	**(30.0)**	–
Corporate and other items	**(0.3)**	(0.4)	**–**	(0.1)	**–**	–
Mining	**(109.8)**	(116.8)	**(8.3)**	(17.2)	**(30.0)**	–
Railway and other transport services	**(9.5)**	(9.1)	**(1.3)**	(1.8)	**–**	–
Water concession	**(8.7)**	(8.3)	**(0.1)**	(0.1)	**–**	–
	(128.0)	(134.2)	**(9.7)**	(19.1)	**(30.0)**	–

5 Segment Information continued

a) Primary reporting format – by business segment continued

(iii) Other non-cash expenses by business segment

	Severance		Closure		Total other non-cash expenses	
	2005 US$m	2004 US$m	**2005 US$m**	2004 US$m	**2005 US$m**	2004 US$m
Los Pelambres	**(1.7)**	(1.3)	**3.9**	(1.0)	**2.2**	(2.3)
El Tesoro	**(0.8)**	(0.3)	**(0.4)**	(0.1)	**(1.2)**	(0.4)
Michilla	**0.6**	(0.2)	**–**	–	**0.6**	(0.2)
Corporate and other items	**(0.6)**	(0.4)	**–**	–	**(0.6)**	(0.4)
Mining	**(2.5)**	(2.2)	**3.5**	(1.1)	**1.0**	(3.3)
Railway and other transport services	**(1.2)**	(0.9)	**–**	–	**(1.2)**	(0.9)
Water concession	**(0.2)**	(0.1)	**(0.1)**	(0.1)	**(0.3)**	(0.2)
	(3.9)	(3.2)	**3.4**	(1.2)	**(0.5)**	(4.4)

(iv) Capital expenditure, assets and liabilities by business segment

	Capital expenditure		Segment assets		Segment liabilities		Segment net assets	
	2005 US$m	2004 US$m	**2005 US$m**	2004 US$m	**2005 US$m**	2004 US$m	**2005 US$m**	2004 US$m
Los Pelambres	**101.4**	47.7	**1,648.2**	1,531.5	**(72.5)**	(91.5)	**1,575.7**	1,440.0
El Tesoro	**39.6**	10.0	**392.6**	369.2	**(56.5)**	(30.4)	**336.1**	338.8
Michilla	**18.7**	14.8	**61.6**	90.8	**(47.5)**	(18.2)	**14.1**	72.6
Corporate and other items	**1.6**	0.2	**8.5**	3.1	**(11.4)**	(5.6)	**(2.9)**	(2.5)
Mining	**161.3**	72.7	**2,110.9**	1,994.6	**(187.9)**	(145.7)	**1,923.0**	1,848.9
Railway and other transport services	**23.2**	7.1	**133.8**	116.7	**(21.7)**	(17.4)	**112.1**	99.3
Water concession	**1.8**	1.4	**199.9**	197.9	**(7.5)**	(5.2)	**192.4**	192.7
	186.3	81.2	**2,444.6**	2,309.2	**(217.1)**	(168.3)	**2,227.5**	2,140.9

Segment assets and liabilities are reconciled to entity assets and liabilities through unallocated items as follows:

	Segment assets		Segment liabilities		Segment net assets	
	2005 US$m	2004 US$m	**2005 US$m**	2004 US$m	**2005 US$m**	2004 US$m
Segment assets/(liabilities)	**2,444.6**	2,309.2	**(217.1)**	(168.3)	**2,227.5**	2,140.9
Investment property	**3.4**	3.2	**–**	–	**3.4**	3.2
Investment in associate	**2.8**	2.9	**–**	–	**2.8**	2.9
Available for sale investments	**0.1**	0.1	**–**	–	**0.1**	0.1
Deferred tax assets/(liabilities)	**6.6**	1.6	**(225.5)**	(196.1)	**(218.9)**	(194.5)
Current tax assets/(liabilities)	**5.3**	1.0	**(108.7)**	(162.2)	**(103.4)**	(161.2)
Cash and cash equivalents/(borrowings)	**1,316.8**	881.4	**(465.3)**	(602.8)	**851.5**	278.6
Entity assets/(liabilities)	**3,779.6**	3,199.4	**(1,016.6)**	(1,129.4)	**2,763.0**	2,070.0

5 Segment Information continued

a) Primary reporting format – by business segment continued

Notes to segment assets, liabilities and capital expenditure

(i) Segment assets are operating assets and at 31 December 2005 comprise the intangible asset of US$97.7 million (2004 – US$93.2 million); plant, property and equipment of US$1,820.0 million (2004 – US$1,796.1 million); inventories of US$98.8 million (2004 – US$69.9 million); trade and other receivables of US$428.1 million (2004–US$349.8 million); and derivative financial instruments relating to commodities of nil (2004 – US$0.2 million).

(ii) Segment liabilities are operating liabilities and at 31 December 2005 comprise derivative financial instruments principally relating to commodities of US$40.3 million (2004 – US$2.3 million); trade and other payables of US$146.4 million (2004 – US$136.6 million); post retirement benefits of US$20.6 million (2004 – US$16.2 million) and other long-term provisions of US$9.8 million (2004 – US$13.2 million).

(iii) Capital expenditure represents purchase of property, plant and equipment is stated on an accruals basis (see Note 13) and may therefore differ from the amount included in the cash flow. Capital expenditure is analysed by category of asset in Note 13.

(b) Secondary reporting format – by business segment

(i) Geographical analysis of turnover by location of customer

The analysis of Group turnover, based on the country in which the customer is located, is as follows:

	2005 US$m	2004 US$m
Europe		
– United Kingdom	**34.2**	31.3
– Rest of Europe	**675.6**	626.4
Latin America		
– Chile	**326.6**	315.1
– Brazil	**87.8**	63.0
North America		
– United States	**468.3**	186.6
– Others	**3.0**	–
Asia Pacific		
– Japan	**425.9**	462.5
– Others	**423.9**	257.2
	2,445.3	1,942.1

(ii) Geographical analysis of segment assets, segment liabilities and capital expenditure by location of assets and liabilities

The analysis of segment assets, segment liabilities and capital expenditure, based on the country in which the assets and liabilities are located, is as follows:

	Segment assets		Segment liabilities		Segment net assets		Capital expenditure	
	2005 US$m	2004 US$m	2005 US$m	2004 US$m	2005 US$m	2004 US$m	2005 US$m	2004 US$m
Chile	**2,419.5**	2,286.8	**(214.6)**	(165.5)	**2,204.9**	2,121.3	**181.9**	80.2
Bolivia	**24.3**	22.3	**(2.5)**	(2.8)	**21.8**	19.5	**4.4**	1.0
Other	**0.8**	0.1	**–**	–	**0.8**	0.1	**–**	–
	2,444.6	2,309.2	**(217.1)**	(168.3)	**2,227.5**	2,140.9	**186.3**	81.2

Segment assets and segment liabilities are reconciled to entity assets and entity liabilities in Note 5(a)(iv).

6 Profit for the Year

Profit for the year is stated after crediting/(charging):

	2005 US$m	2004 US$m
Net foreign exchange gains		
– included in net finance costs	**13.3**	3.3
– included in income tax expense	**20.2**	0.2
Amortisation of intangible asset included in cost of sales	**(3.4)**	(3.3)
Depreciation of plant, property and equipment		
– owned assets	**(121.5)**	(125.6)
– assets held under finance leases	**(0.6)**	(1.3)
– assets held under concession	**(2.5)**	(4.0)
Loss on disposal of plant, property and equipment	**(9.7)**	(19.1)
Impairment of plant, property and equipment	**(30.0)**	–
Cost of inventories recognised as expense	**(486.8)**	(413.0)
Employee benefit expense	**(94.7)**	(76.6)
Auditors' remuneration		
– audit services	**(0.4)**	(0.3)
– non-audit services	**(0.4)**	(0.1)

The amounts disclosed above in relation to auditors' remuneration include fees payable to Deloitte & Touche LLP and its associates by the Group including UK and overseas subsidiaries. Fees paid for audit services to Deloitte & Touche LLP by the Company and its UK subsidiaries in 2005 were US$0.1 million (2004 – US$0.1 million). Fees paid for non-audit services to Deloitte & Touche LLP by the Company and its UK subsidiaries in 2005 were US$0.2 million (2004 – nil), which related to the IFRS restatement and review.

A more detailed analysis of auditors' remuneration on worldwide basis is provided below:

	2005 US$000	2004 US$000
Statutory audit		
– United Kingdom	**(142)**	(110)
– Overseas (principally Chile)	**(213)**	(207)
	(355)	(317)
Non-audit services		
– IFRS restatement and review	**(365)**	–
– Tax services	**(22)**	–
– IAS 32/39 implementation advice	**(27)**	–
– Other consultancy services	**–**	(70)
	(769)	(387)

7 Employee Benefit Expense

a) Average number of employees

The average number of employees, including any Executive Directors but excluding associates' employees, was as follows:

	2005 Number	2004 Number
Los Pelambres	**567**	521
El Tesoro	**430**	400
Michilla	**374**	359
Exploration	**26**	12
Corporate and other items		
– Chile	**75**	74
– United Kingdom	**4**	4
Mining	**1,476**	1,370
Railway and other transport services	**1,377**	1,251
Water concession	**233**	221
	3,086	2,842

b) Aggregate remuneration

The aggregate remuneration of the employees included in the table above was as follows:

	2005 US$m	2004 US$m
Wages and salaries	**(88.7)**	(71.7)
Social security costs	**(2.1)**	(1.7)
Post-employment benefits – severance charge in the year	**(3.9)**	(3.2)
	(94.7)	(76.6)

c) Key management personnel

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including any Director (Executive and Non-Executive) of the Company.

Compensation for key management personnel (including Directors) was as follows:

	2005 US$m	2004 US$m
Salaries and short-term employee benefits	**4.2**	4.2
Post-employment benefits – severance charge in the year	**0.1**	0.7
	4.3	4.9

Disclosures on Directors' remuneration required by the Companies Act 1985 and those specified for audit by the Directors' Remuneration Report Regulations 2002 are included in the Report on Remuneration and Related Matters on pages 56 to 59.

8 Net Finance Income/(Cost)

Net finance income/(cost) was as follows:

	2005 US$m	2004 US$m
Investment income		
Interest receivable	**39.7**	19.2
Interest expense		
Interest payable	**(23.8)**	(30.8)
Amortisation of deferred finance costs	**(0.4)**	(3.2)
Unwinding of discount charge relating to provisions	**(1.6)**	(0.7)
Preference dividends	**(0.2)**	(0.2)
	(26.0)	(34.9)
Other finance items		
Mark-to-market effect of derivatives	**2.0**	7.5
Foreign exchange	**13.3**	3.3
	15.3	10.8
Net finance income/(cost)	**29.0**	(4.9)

In 2004, interest receivable and similar income included realised gains of US$7.5 million relating to gains under currency swaps.

There was no interest capitalised in either year.

9 Tax

The Company and all its subsidiaries are tax resident outside the United Kingdom and accordingly the Group is not subject to United Kingdom corporation tax. Subsidiaries incorporated in Chile are liable to Chilean corporation tax at the rate of 17% (2004 – 17%), with further tax of 18% (2004 – 18%) payable on profits distributed outside Chile. Deferred tax is measured at the rates expected to apply in the period in which timing differences are expected to reverse. The Group tax charge for the year comprises current and deferred tax as set out below.

	2005 US$m	2004 US$m
Current tax		
– Chilean corporation tax	**(284.6)**	(183.0)
– other overseas corporation tax	**(0.4)**	(0.1)
	(285.0)	(183.1)
Deferred tax	**(23.1)**	(58.8)
Income tax expense	**(308.1)**	(241.9)

9 Tax continued

The effective tax rate for the year was 20.1% in 2005 and 20.2% in 2004, compared with the Chilean statutory tax rate of 17% in both years. The differences are explained below:

	2005		2004	
	US$m	**%**	US$m	%
Profit before tax	**1,536.3**		1,198.5	
Tax at the Chilean corporation tax rate of 17% (2004 – 17%)	**(261.2)**	**17.0**	(203.8)	17.0
Tax effect of share of results of associate	**(0.1)**	**–**	–	–
Deferred tax assets not recognised in the year	**(5.9)**	**0.4**	(0.7)	0.1
Tax effect of items not deductible in generating taxable profit (principally exploration costs and certain corporate costs)	**(0.7)**	**0.1**	(1.6)	0.1
Royalty (initial deferred tax provision)	**(0.5)**	**–**	–	–
Withholding taxes provided in year	**(59.9)**	**3.9**	(36.0)	3.0
Exchange differences	**20.2**	**(1.3)**	0.2	–
Tax expense and effective tax rate for the year	**(308.1)**	**20.1**	(241.9)	20.2

10 Dividends

Amounts recognised as distributions to equity holders in the period:

	2005 US$m	2004 US$m	**2005 US cents per share**	2004 US cents per share
Final dividend paid in June (proposed in relation to the previous year)				
– ordinary	**47.3**	47.3	**24.0**	24.0
– special	**78.9**	–	**40.0**	–
	126.2	47.3	**64.0**	24.0
Interim dividend paid in October	**31.5**	29.6	**16.0**	15.0
	157.7	76.9	**80.0**	39.0

The proposed final dividend for each year, which is subject to approval by shareholders at the Annual General Meeting and has therefore not been included as a liability in these financial statements, is as follows:

	2005 US$m	2004 US$m	**2005 US cents per share**	2004 US cents per share
Final dividend proposed in relation to the year				
– ordinary	**47.3**	47.3	**24.0**	24.0
– special	**138.1**	78.9	**70.0**	40.0
	185.4	126.2	**94.0**	64.0

10 Dividends continued

This gives total ordinary dividends proposed in relation to 2005 (including the interim dividend) of 110 cents per share or US$216.9 million (2004 – 79 cents per share or US$155.8 million).

In accordance with IAS 32, preference dividends for 2005 have been included within interest expense (see Note 8) and amounted to US$0.2 million (2004 – US$0.2 million).

Further details relating to dividends for each year are given in the Report of the Directors on pages 44 and 45.

11 Earnings per Share

	2005 US$m	2004 US$m
Profit for the year attributable to equity holders of the Company (net earnings)	**725.8**	579.5

	2005 Number	2004 Number
Ordinary shares in issue throughout each year	**197,171,339**	197,171,339

	2005 cents	2004 cents
Basic earnings per share	**368.1**	293.9

There was no potential dilution of ordinary shares in either 2004 or 2005.

12 Intangible asset

	2005 US$m	2004 US$m
Cost		
At the beginning of the year	**96.5**	90.6
Foreign currency exchange difference	**8.6**	5.9
At the end of the year	**105.1**	96.5
Amortisation		
At the beginning of the year	**(3.3)**	–
Charge for the year	**(3.4)**	(3.3)
Foreign currency exchange difference	**(0.7)**	–
At the end of the year	**(7.4)**	(3.3)
Carrying amount		
At the end of the year	**97.7**	93.2

The intangible asset relates to the 30-year concession to operate the water rights and facilities in the Antofagasta Region of Chile which the Group's wholly-owned subsidiary, Aguas de Antofagasta S.A., acquired in December 2003. The intangible asset is being amortised on a straight-line basis over the life of the concession.

13 Property, Plant and Equipment

	Land and mining property US$m	Buildings and infra-structure US$m	Railway track US$m	Wagons and rolling stock US$m	Machinery, equipment and others US$m	Assets under construction US$m	Total US$m
Cost							
At 1 January 2004	439.3	1,048.0	29.9	61.2	827.7	57.7	2,463.8
Acquisition	–	–	–	–	0.2	–	0.2
Additions	0.7	2.3	2.6	5.3	0.8	69.5	81.2
Reclassifications	11.0	11.8	4.8	2.2	10.3	(37.6)	2.5
Disposals	–	(11.8)	–	(1.0)	(3.6)	(15.7)	(32.1)
Foreign currency exchange difference	(0.5)	3.9	(1.3)	(1.8)	0.7	(0.2)	0.8
At 31 December 2004 and 1 January 2005	450.5	1,054.2	36.0	65.9	836.1	73.7	2,516.4
Additions	0.5	1.4	–	5.1	(1.8)	181.1	186.3
Reclassifications	5.6	18.4	2.8	2.9	17.0	(47.5)	(0.8)
Eliminated on disposals	(2.3)	(3.8)	(0.9)	(4.0)	(13.1)	(17.5)	(41.6)
Foreign currency exchange difference	0.4	6.2	0.1	1.0	0.6	(0.1)	8.2
At 31 December 2005	**454.7**	**1,076.4**	**38.0**	**70.9**	**838.8**	**189.7**	**2,668.5**
Accumulated depreciation and impairment							
At 1 January 2004	(75.0)	(196.9)	(4.0)	(26.2)	(301.7)	–	(603.8)
Charge for the year	(17.2)	(37.4)	(1.2)	(6.5)	(68.6)	–	(130.9)
Reclassification	5.9	(7.4)	(0.5)	(1.1)	0.9	–	(2.2)
Eliminated on disposals	–	9.9	–	0.5	2.6	–	13.0
Foreign currency exchange difference	–	0.2	0.4	2.6	0.4	–	3.6
At 31 December 2004 and 1 January 2005	(86.3)	(231.6)	(5.3)	(30.7)	(366.4)	–	(720.3)
Charge for the year	(18.1)	(39.2)	(1.2)	(6.0)	(60.1)	–	(124.6)
Impairment loss	(0.5)	(7.6)	–	–	(17.9)	(4.0)	(30.0)
Eliminated on disposals	1.0	3.7	0.1	3.4	19.6	–	27.8
Foreign currency exchange difference	–	(0.8)	–	(0.5)	(0.1)	–	(1.4)
At 31 December 2005	**(103.9)**	**(275.5)**	**(6.4)**	**(33.8)**	**(424.9)**	**(4.0)**	**(848.5)**
Net book value							
At 31 December 2005	**350.8**	**800.9**	**31.6**	**37.1**	**413.9**	**185.7**	**1,820.0**
At 31 December 2004	364.2	822.6	30.7	35.2	469.7	73.7	1,796.1
Assets under finance leases included in the totals above:							
Net book value							
At 31 December 2005	**–**	**–**	**–**	**–**	**4.6**	**–**	**4.6**
At 31 December 2004	–	–	–	–	16.5	–	16.5

The net book value of assets under concession at 31 December 2005 was US$66.6 million (2004 – US$63.7 million).

13 Property, Plant and Equipment continued

The impairment loss of US$30.0 million in 2005 arose as a result of a write-down of property, plant and equipment at Michilla at the end of 2005. This followed a review of recoverable amounts at the end of 2005 as a result of higher than expected operating costs and lower ore grades and processing levels which resulted in lower cathode production in the year. Michilla is currently undergoing a technical review of its reserves and resources which will result in a revised mine plan during 2006. The recoverable amounts in the impairment review were determined by a value in use calculation prepared using management's current estimates as to production, copper prices and cash costs in an eventual revised mine plan, and based on expected mine closure in 2011. The calculation used a pre-tax discount rate of 20% to reflect risks not reflected in the underlying cash flows including the possibility of future reduced production.

The Group has not pledged any items of property, plant and equipment at the end of either 2004 or 2005.

At 31 December 2005 the Group had entered into contractual commitments for the acquisition of property, plant and equipment amounting to US$289.8 million (2004 – US$ 5.9 million). Commitments at 31 December 2005 included US$212.1 million relating to Mauro tailings dam project and US$62.6 million relating to the plant expansion project at Los Pelambres.

Compensation from insurance companies related to property, plant and equipment included in the consolidated income statement was US$0.5 million in 2005 (2004 – US$ 3.6 million).

14 Investment Property

Cost	**2005 US$m**	2004 US$m
Balance at the beginning of the year	**3.2**	3.0
Foreign currency exchange difference	**0.2**	0.2
Balance at the end of the year	**3.4**	3.2

Investment property represents the Group's forestry properties, which are held for long-term potential and accordingly classified as investment property and held at cost as permitted by IAS 40.

The fair value of the Group's investment property at 31 December 2005 was US$11.0 million (2004 – US$11.0 million). This has been arrived at on the basis of an independent valuation carried out at that date by Forestal TerraSur Ltda., who are not connected with the Group. The valuation was arrived at by reference to market evidence of transaction prices for similar properties.

Direct operating expenses (principally on-going maintenance costs) arising on these properties amounted to US$0.1 million (2004 – US$0.1 million).

15 Investments in Subsidiaries

The principal subsidiaries of the Group and the percentage of equity owned are set out below. All these interests are consolidated within these financial statements. The Group has restricted the information to its principal subsidiaries as full compliance with section 231(5) of the Companies Act 1985 would result in a statement of excessive length.

	Country of incorporation	Country of operations	Nature of business	Economic Interest
Direct subsidiaries of the Parent Company				
Antofagasta Railway Company plc	Great Britain	Chile	Railway	100%
Minera Anaconda Perú S.A.	Peru	Peru	Mining	100%
Chilean Northern Mines Limited	Great Britain	Chile	Investment	100%
Indirect subsidiaries of the Parent Company				
Antofagasta Minerals S.A.	Chile	Chile	Mining	100%
Minera Michilla S.A.	Chile	Chile	Mining	74.2%
Minera El Tesoro	Chile	Chile	Mining	61%
Minera Los Pelambres	Chile	Chile	Mining	60%
Aguas de Antofagasta S.A.	Chile	Chile	Water distribution	100%
Servicios de Transportes Integrados Limitada	Chile	Chile	Road transport	100%
Empresa Ferroviaria Andina S.A.	Bolivia	Bolivia	Railway	50%
Forestal S.A.	Chile	Chile	Forestry	100%

The Group exercises management control over and has the right to appoint the majority of the board of Empresa Ferroviaria Andina S.A. Accordingly, this investment is treated as a subsidiary and is consolidated in these Group financial statements.

16 Investment in Associate

	2005 US$m	2004 US$m
Balance at the beginning of the year	**2.9**	–
Acquisition	**–**	2.9
Share of profit before tax	**1.1**	–
Share of tax	**(0.2)**	–
Dividends received	**(1.0)**	–
Foreign currency exchange difference	**–**	–
Balance at the end of the year	**2.8**	2.9

The investment in associate refers to the Group's 30% interest in Antofagasta Terminal Internacional S.A. ("ATI"), which operates a concession to manage installations in the port of Antofagasta. The investment was acquired on 16 December 2004 at a cost of US$2.9 million and did not have any material effect on the Group's earnings or operating cash flows in that year.

16 Investment in Associate continued

The Group's share of the summarised financial information of ATI, which is unlisted, is as follows:

	2005 US$m	2004 US$m
Total assets (net of fair value adjustments)	**8.1**	4.2
Total liabilities	**(5.3)**	(1.3)
Turnover	**5.1**	4.7
Profit after tax and minorities	**0.9**	1.1

17 Joint Venture Agreement

The Group has a joint venture agreement, entered into during 2002, with Companhia Vale do Rio Doce ("CVRD") of Brazil, with the objective of developing mineral exploration activities in a defined area of interest in Southern Peru. Under the joint venture agreement, the Group transferred its mining rights in the area of interest into Cordillera de Las Minas S.A. CVRD committed to invest US$6.7 million over a three-year period in mineral exploration in the area of interest between 2002 to 2005, and in exchange the Group granted CVRD an option to increase its interest to 50% by completing the agreed investment. The joint venture agreement also provides for equal participation by the Group and CVRD in its management and operation.

As explained in Note 2(g), the Group's policy is to expense and not capitalise exploration as incurred, and therefore the contribution of mining properties under the joint venture agreement by the Group, the contribution of funds by CVRD and subsequent exploration expenditure under the joint venture agreement has no effect on the Group's profit and loss, cash flows or balance sheet.

18 Inventories

	2005 US$m	2004 US$m
Raw materials and consumables	**32.8**	30.1
Work in progress	**45.1**	34.1
Finished goods	**20.9**	5.7
	98.8	69.9

19 Financial Assets

The Group's financial assets were as follows:

	2005 US$m	2004 US$m
Non-current assets		
Available for sale investments	**0.1**	0.1
Current assets		
Trade and other receivables	**428.1**	349.8
Derivative financial instruments	**–**	0.2
Cash and cash equivalents	**1,316.8**	881.4
	1,745.0	1,231.5

The fair value of each category of financial asset disclosed above is not materially different from the carrying values presented for either 2004 or 2005.

19 Financial Assets continued

a) Available for sale investments

Available for sale investments represent those investments which are not subsidiaries, associates or joint ventures and are not held for trading purposes.

The book value and fair value of available for sale investments at both 31 December 2004 and 31 December 2005 was US$0.1 million. The investments are mainly peso-denominated.

b) Trade and other receivables

	Due in one year		Due after one year		Total	
	2005	2004	**2005**	2004	**2005**	2004
	US$m	US$m	**US$m**	US$m	**US$m**	US$m
Trade debtors	**311.3**	291.3	**0.4**	0.4	**311.7**	291.7
Other debtors	**97.3**	34.0	**19.1**	24.1	**116.4**	58.1
	408.6	325.3	**19.5**	24.5	**428.1**	349.8

There is no significant concentration of credit risk with respect to trade receivables as the exposure is spread over a large number of customers. The average credit period taken on sale of goods and rendering of service is 64 days. There is no material element which is interest-bearing and there were no material provisions against debtors at the end of either 2004 or 2005. Trade debtors include mark-to-market adjustments in respect of provisionally priced sales of copper and molybdenum concentrates which remain open as to final pricing. Further details of these adjustments are given in Note 21(b).

Other debtors include US$39.4 million (2004 – nil) relating to prepayments for the purchase of property, plant and equipment and US$21.9 million (2004 – US$27.1 million) of IVA (Chilean VAT) relating to the acquisition of the water concession in 2003.

c) Derivative financial instruments

Amounts receivable in respect of derivative financial instruments at 31 December 2005 were nil. The balance of US$0.2 million at 31 December 2004 relates to premiums paid on commodity derivatives. Further details are given in Note 21(c).

d) Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits held on call with banks and highly liquid investments that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value.

Cash and cash equivalents had a maturity period of three months or less from the date of acquisition at both 31 December 2004 and 31 December 2005, and carried floating rates of interest. The fair value of cash and cash equivalents is not materially different to the carrying values presented. The credit risk on cash and cash equivalents is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies.

The currency exposure of cash and cash equivalents was as follows:

	2005	2004
	US$m	US$m
US Dollars	**1,291.5**	815.4
Chilean pesos	**22.9**	62.0
Other	**0.1**	3.6
Euro	**2.0**	–
Sterling	**0.3**	0.4
	1,316.8	881.4

19 Financial Assets continued

d) Cash and cash equivalents continued

The Group's financial liabilities were as follows:

	Current		Non-current		Total	
	2005 US$m	2004 US$m	**2005 US$m**	2004 US$m	**2005 US$m**	2004 US$m
Borrowings	**(97.2)**	(104.7)	**(368.1)**	(498.1)	**(465.3)**	(602.8)
Derivative financial instruments	**(40.3)**	(2.3)	**–**	–	**(40.3)**	(2.3)
Trade and other payables	**(142.9)**	(135.3)	**(3.5)**	(1.3)	**(146.4)**	(136.6)
	(280.4)	(242.3)	**(371.6)**	(499.4)	**(652.0)**	(741.7)

The fair value of each category of financial liability disclosed above is not materially different from the carrying values presented for either 2004 or 2005.

20 Financial Liabilities

a) Borrowings

Analysis by type of borrowing

Borrowings may be analysed by business segment and type as follows:

	2005 US$m	2004 US$m
Los Pelambres		
Corporate loans (see (i))	**(381.5)**	(457.9)
Other loans (see (ii))	**(14.3)**	(19.1)
El Tesoro		
Corporate loans (see (iii))	**(55.8)**	(99.7)
Finance leases (see (iv))	**(0.3)**	(12.2)
Michilla		
Finance leases (see (iv))	**(2.6)**	(2.1)
Railway and other transport services		
Loans (see (v))	**(7.2)**	(7.9)
Other		
Preference shares (see (vi))	**(3.6)**	(3.9)
	(465.3)	(602.8)

(i) Corporate loans at Los Pelambres are unsecured and US dollar denominated. The balance of US$381.5 million represents syndicated loans of US$383.5 million less deferred financing costs of US$2.0 million. These loans are repayable in semi-annual instalments with 5 years remaining and carry interest at approximately LIBOR six-month rate plus 0.24%.

(ii) Other loans at Los Pelambres represent a US dollar denominated bank loan taken out in 2002 to refinance the repurchase of a power line at Los Pelambres. The loan is unsecured and the balance is repayable in semi-annual instalments over 3 remaining years and carries interest at LIBOR six-month rate plus 0.875%.

(iii) Corporate loans at El Tesoro are unsecured and US dollar denominated. The balance of US$55.8 million represents outstanding loans of US$56 million less deferred financing costs of US$0.2 million. These loans are repayable in semi-annual instalments with 4 years remaining and carry interest at LIBOR six-month rate plus 0.42%.

(iv) Finance leases at El Tesoro and Michilla relate to equipment purchases and are US dollar denominated. These are generally fixed rate with interest rates ranging from 4.00% to 7.80%. These loans are repayable within two years.

(v) Railway loans include US dollar customer advances of US$5.5 million. An interest rate of LIBOR plus 1.5% is payable on US$5.3 million of the loans and the remaining advances are interest free. Euro-denominated loans of US$1.7 million have a fixed rate of interest at 2% and are repayable over 3 years.

20 Financial Liabilities continued

a) Borrowings continued

(vi) The preference shares are sterling-denominated and issued by the Company. There were 2,000,000 £1 shares authorised, issued and fully paid at both 31 December 2004 and 31 December 2005.

The preference shares are non-rédeemable and are entitled to a fixed cumulative dividend of 5% per annum. On a winding up they are entitled to repayment and any arrears of dividend in priority to ordinary shareholders, but are not entitled to participate further in any surplus. Each preference share carries 20 votes in any general meeting of the Company.

Analysis of borrowings by currency

The exposure of the Group's borrowings to currency risk is as follows:

At 31 December 2005	**Euros US$m**	**Sterling US$m**	**US dollars US$m**	**2005 Total US$m**
Corporate loans	**–**	**–**	**(437.3)**	**(437.3)**
Other loans	**(1.7)**	**–**	**(19.8)**	**(21.5)**
Finance leases	**–**	**–**	**(2.9)**	**(2.9)**
Preference shares	**–**	**(3.6)**	**–**	**(3.6)**
	(1.7)	**(3.6)**	**(460.0)**	**(465.3)**

At 31 December 2004	Euros US$m	Sterling US$m	US dollars US$m	2004 Total US$m
Corporate loans	–	–	(557.6)	(557.6)
Other loans	(2.6)	–	(24.4)	(27.0)
Finance leases	–	–	(14.3)	(14.3)
Preference shares	–	(3.9)	–	(3.9)
	(2.6)	(3.9)	(596.3)	(602.8)

Analysis of borrrowings by type of interest rate

The exposure of the Group's borrowings to interest rate risk is as follows:

At 31 December 2005	**Fixed US$m**	**Floating US$m**	**Interest free US$m**	**2005 Total US$m**
Corporate loans	**–**	**(437.3)**	**–**	**(437.3)**
Other loans	**(1.8)**	**(19.6)**	**(0.2)**	**(21.5)**
Finance leases	**(2.9)**	**–**	**–**	**(2.9)**
Preference shares	**(3.6)**	**–**	**–**	**(3.6)**
	(8.3)	**(456.9)**	**(0.2)**	**(465.3)**

At 31 December 2004	Fixed US$m	Floating US$m	Interest free US$m	2004 Total US$m
Corporate loans	–	(557.6)	–	(557.6)
Other loans	(2.7)	(24.2)	(0.1)	(27.0)
Finance leases	(2.1)	(12.2)	–	(14.3)
Preference shares	(3.9)	–	–	(3.9)
	(8.7)	(594.0)	(0.1)	(602.8)

20 Financial Liabilities continued

a) Borrowings continued

Maturity profile

The maturity profile of the Group's borrowings is as follows:

At 31 December 2005	Within 1 year US$m	Between 1-2 years US$m	Between 2-5 years US$m	After 5 years US$m	2005 Total US$m
Corporate loans	(90.3)	(104.0)	(243.0)	–	(437.3)
Other loans	(5.5)	(5.5)	(10.5)	–	(21.5)
Finance leases	(1.4)	(1.5)	–	–	(2.9)
Preference shares	–	–	–	(3.6)	(3.6)
	(97.2)	(111.0)	(253.5)	(3.6)	(465.3)

At 31 December 2004	Within 1 year US$m	Between 1-2 years US$m	Between 2-5 years US$m	After 5 years US$m	2004 Total US$m
Corporate loans	(96.3)	(96.2)	(288.9)	(76.2)	(557.6)
Other loans	(5.8)	(5.5)	(15.7)	–	(27.0)
Finance leases	(2.6)	(2.7)	(6.5)	(2.5)	(14.3)
Preference shares	–	–	–	(3.9)	(3.9)
	(104.7)	(104.4)	(311.1)	(82.6)	(602.8)

The amounts included above for finance leases are based on the present value of the minimum lease payments. The total minimum lease payments for these finance leases may be analysed as follows:

	Within 1 year US$m	Between 1-2 years US$m	Between 2-5 years US$m	After 5 years US$m	Total US$m
2005					
Finance leases	(1.5)	(1.6)	–	–	(3.1)
2004					
Finance leases	(2.9)	(3.0)	(7.1)	(2.7)	(15.7)

Borrowing facilities

The undrawn committed borrowing facilities available at the end of each year, in respect of which all conditions precedent had been met at those dates, were as follows:

	2005 US$m	2004 US$m
Expiring in one year or less	252.7	249.2
Expiring in more than one but not more than two years	30.0	–
	282.7	249.2

The available facilities comprise general working capital facilities at the Group's operating subsidiaries all of which were undrawn at the end of each year. Of these facilities, US$259.9 million (2004 – US$223.0 million) is denominated in US dollars, US$19.6 million (2004 – US$15.5 million) in Unidades de Fomentos (i.e. inflation-linked Chilean pesos) and US$3.2 million (2004 – US$10.6 million) in Chilean pesos.

20 Financial Liabilities continued

b) Trade and other payables

	Due in one year		Due after one year		Total	
	2005	2004	**2005**	2004	**2005**	2004
	US$m	US$m	**US$m**	US$m	**US$m**	US$m
Trade creditors	**(42.7)**	(39.8)	**(1.2)**	(1.3)	**(43.9)**	(41.1)
Other creditors and accruals	**(100.2)**	(95.5)	**(2.3)**	–	**(102.5)**	(95.5)
	(142.9)	(135.3)	**(3.5)**	(1.3)	**(146.4)**	(136.6)

Trade creditors and accruals principally comprise amounts outstanding for trade purchases and ongoing costs. The average credit period taken for trade purchases is 23 days.

c) Derivative Financial Instruments

Amounts payable in respect of derivative financial instruments at 31 December 2005 were US$40.3 million (2004 – US$2.3 million). These amounts relate to period end mark-to-market adjustments for commodity, interest rate and exchange derivatives. Further details are given in Note 21(c).

21 Financial Risk, Derivative Financial Instruments and Embedded Derivatives

a) Financial risk and risk management

The Group uses derivative financial instruments to reduce exposure to foreign exchange, interest rate and commodity price movements. The Group does not use such derivative instruments for speculative trading purposes. The Group has not yet adopted the hedge accounting provisions of IAS 39 "Financial Instruments: Recognition and Measurement". Accordingly, derivatives are measured at each balance sheet date at fair value. Gains and losses arising from changes in fair value are included in the income statement for the year, within operating profit from subsidiaries for commodity derivatives and within net finance costs for exchange and interest derivatives.

(i) Foreign exchange risk

The Group is exposed to a variety of currencies. The US dollar, however, is the currency in which the majority of the Group's sales are denominated. Operating costs are influenced by the countries in which the Group's operations are based (principally in Chile) as well as those currencies in which the costs of imported equipment and services are determined. In addition to the US dollar, the Chilean peso is the most important currency influencing costs and to a less extent sales.

Given the significance of the US dollar to the Group's operations, this is the presentational currency of the Group for internal and external reporting. The US dollar is also the currency for borrowing and holding surplus cash, although a portion of this may be held in other currencies, notably Chilean pesos and sterling, to meet short term operational and capital commitments and dividend payments.

When considered appropriate, the Group uses forward exchange contracts and currency swaps to limit the effects of movements in exchange rates in foreign currency denominated assets and liabilities. The Group also uses these instruments to reduce currency exposure on future transactions and cash flows.

The currency exposure of the Group's cash and cash equivalents is given in Note 19(d), and the currency exposure of the Group's borrowings is given in Note 20(a). Details of exchange rate derivatives entered by the Group in the year are given in Note 21(c). The effect of exchange gains and losses included in the income statement are given in Note 6. Exchange differences on translation of the net assets of entities with a functional currency other than the US dollar (the most material of which is Aguas de Antofagasta S.A.) are taken to the currency translation reserve and are disclosed in the Consolidated Statement of Changes in Equity on page 65.

21 Financial Risk, Derivative Financial Instruments and Embedded Derivatives continued

a) Financial risk and risk management continued

(ii) Interest rate risk

The Group's policy is generally to borrow and invest cash at floating rates. Fluctuations in interest rate may impact on the Group's net finance income or cost, and to a lesser extent on the value of financial assets and liabilities. The Group occasionally uses interest rate swaps and collars to manage interest rate exposures on a portion of its existing borrowings.

The interest rate exposure of the Group's cash and cash equivalents is given in Note 19(d), and the interest rate exposure of the Group's borrowings is given in Note 20(a). Details of interest rate derivatives entered by the Group are given in Note 21(c).

(iii) Commodity price risk

The Group generally sells its copper and molybdenum concentrate output at prevailing market prices, subject to final pricing adjustments which may be 30 to 180 days after delivery to the customer, and it is therefore exposed to changes in market prices for copper and molybdenum both in respect of future sales and previous sales which remain open as to final pricing.

The Group occasionally uses futures, min-max instruments and options to manage its exposure to copper prices. The Group's exposure to copper and molybdenum concentrate sales which remain open as to final pricing are given in Note 21(b). Details of commodity rate derivatives entered into by the Group are given in Note 21(c).

(iv) Credit risk

The Groups' principal financial assets are cash and cash equivalents and trade and other receivables. The Group's credit risk is primarily to trade receivables. The amounts presented in the balance sheet are net of allowances for any doubtful receivables. The credit risk on cash and cash equivalents and on derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit agencies.

(v) Cash flow risk

The Group's future cash flows depend on a number of factors, including commodity prices, production and sales levels, operating costs, capital expenditure levels and financial income and costs. Its cash flows are therefore subject to the exchange, interest rate and commodity price risks described above as well as operational factors and input costs. Further information on production and sales levels and operating costs are given the Financial Review on pages 18 to 20.

(vi) Liquidity risk

The Group typically holds surplus cash balances either on demand deposits or short-term deposits, while the majority of borrowings comprise corporate loans at El Tesoro and Los Pelambres which are repayable in semi-annual instalments over four and five years respectively.

At the end of both 2004 and 2005, the Group was in a net cash position, as disclosed in Note 27(c). Details of cash and cash equivalents are given in Note 19(d), while details of borrowings including the maturity profile are given in Note 20(a). Details of undrawn committed borrowing facilities are also given in Note 20(a).

b) Embedded derivatives – provisionally priced sales

Copper and molybdenum concentrate sale agreements and copper cathode sale agreements generally provide for provisional pricing of sales at the time of shipment, with final pricing being based on the monthly average London Metal Exchange copper price or monthly average molybdenum price for specified future periods. This normally ranges from 30 to 180 days after delivery to the customer.

21 Financial Risk, Derivative Financial Instruments and Embedded Derivatives continued

b) Embedded derivatives – provisionally priced sales continued

Under IFRS, both gains and losses from the marking-to-market of open sales are recognised through adjustments to turnover in the income statement and to trade debtors in the balance sheet. The Group determines mark-to-market prices using forward prices at each period end for copper concentrate and cathode sales, and period-end month average prices for molybdenum concentrate sales due to the absence of a futures market for that commodity.

The mark-to-market adjustments at the end of each period and the effect on turnover in the income statement for each period are as follows:

	Balance sheet net mark-to-market effect on debtors		**Income statement net mark-to-market effect on turnover**	
	2005 US$m	2004 US$m	**2005 US$m**	2004 US$m
Los Pelambres – copper concentrate	**33.2**	17.6	**15.6**	(4.1)
Los Pelambres – molybdenum concentrate	**(12.6)**	32.9	**(45.5)**	28.4
El Tesoro – copper cathodes	**0.2**	0.8	**(0.6)**	(0.1)
Michilla – copper cathodes	**(0.1)**	0.4	**(0.5)**	(0.1)
	20.7	51.7	**(31.0)**	24.1

(i) Copper concentrate sales at Los Pelambres

Revenues in the year to 31 December 2005 included total positive pricing adjustments of US$154.5 million, representing the difference between reported revenues and initially invoiced amounts. This comprised actual pricing adjustments compared with initial provisionally invoiced prices of US$139.9 million (of which US$41.4 million related to sales of concentrate open at 31 December 2004 and US$98.5 million related to sales of concentrate during 2005) together with net mark-to-market adjustments of US$15.6 million as disclosed above. At 31 December 2005, copper concentrate sales at Los Pelambres totalling 114,500 tonnes remained open as to price, with an average mark-to-market price of 201.4 cents per pound.

Revenues in the year to 31 December 2004 included total positive pricing adjustments of US$89.3 million, representing the difference between reported revenues and initially invoiced amounts. This comprised actual pricing adjustments compared with initial provisionally invoiced prices of US$94.5 million (of which US$62.5 million related to sales of concentrate open at 31 December 2003 and US$32.0 million related to sales of concentrate during 2004) together with net negative mark-to-market adjustments of US$5.2 million as disclosed above. At 31 December 2004, copper concentrate sales at Los Pelambres totalling 134,600 tonnes remained open as to price, with an average mark-to-market price of 143.2 cents per pound.

(ii) Molybdenum concentrate sales at Los Pelambres

Revenues in the year to 31 December 2005 included total negative pricing adjustments of US$22.7 million, representing the difference between reported revenues and initially invoiced amounts. This comprised positive actual pricing adjustments compared with initial provisionally invoiced prices of US$22.8 million (of which positive US$32.9 million related to sales of concentrate open at 31 December 2004 and negative US$10.1 million related to sales of concentrate during 2005) together with net negative mark-to-market adjustments of US$45.5 million as disclosed above. At 31 December 2005, molybdenum concentrate sales at Los Pelambres totalling 1,400 tonnes remained open as to price, with an average mark-to-market price of US$27.4 per pound.

Revenues in the year to 31 December 2004 included total positive pricing adjustments of US$106.9 million, representing the difference between reported revenues and initially invoiced amounts. This comprised actual pricing adjustments compared with initial provisionally invoiced prices of US$78.5 million (of which US$8.2 million related to sales of concentrate open at 31 December 2003 and US$70.3 million related to

21 Financial Risk, Derivative Financial Instruments and Embedded Derivatives continued

b) Embedded derivatives – provisionally priced sales continued

(ii) Molybdenum concentrate sales at Los Pelambres continued

sales of concentrate during 2004) together with net positive mark-to-market adjustments of US$28.4 million as disclosed above. At 31 December 2004, molybdenum concentrate sales at Los Pelambres totalling 1,700 tonnes remained open as to price, with an average mark-to-market price of US$31.0 per pound.

c) Derivative financial instruments

The Group uses derivative financial instruments to reduce exposure to foreign exchange, interest rate and commodity price movements. The Group does not use such derivative instruments for speculative trading purposes. The Group has not adopted the hedge accounting provisions of IAS 39 "Financial Instruments: Recognition and Measurement". Accordingly, derivatives are measured at each balance sheet date at fair value. Gains and losses arising from changes in fair value are included in the income statement for the year, within operating profit from subsidiaries for commodity derivatives and within net finance costs for exchange and interest derivatives.

The mark-to-market adjustments at the end of each year and the effect on operating profit and net finance costs in the income statement of derivative financial instruments for each year are as follows:

	2005 US$m	2004 US$m
Balance sheet		
Current assets – derivative financial instruments	**–**	0.2
Current liabilities – derivative financial instruments	**(40.3)**	(2.3)
	(40.3)	(2.1)

	Balance sheet net mark-to-market effect on debtors/(creditors)		**Income statement net mark-to-market effect on operating profit/finance cost**	
	2005 US$m	2004 US$m	**2005 US$m**	2004 US$m
Commodity	**(40.0)**	0.2	**(44.7)**	4.0
Interest	**(0.3)**	(2.2)	**1.9**	7.2
Exchange	**–**	(0.1)	**0.1**	0.3
	(40.3)	(2.1)	**(42.7)**	11.5

(i) Commodity derivatives

The Group periodically uses commodity derivatives to reduce its exposure to the copper price. During 2005, the amount charged to operating profit on commodity derivatives was US$68.6 million, comprising US$24.8 million at El Tesoro and US$43.8 million at Michilla. This comprised losses on derivatives which matured in 2005 of US$24.1 million and mark-to-market losses at 31 December 2005 of US$44.5 million in respect of derivatives maturing in 2006 (which, net of margin calls of US$4.5 million in respect of these derivatives, results in a net balance sheet position of US$40.0 million).

The Group had min/max instruments at 31 December 2005 for 42,000 tonnes of copper production, with a weighted average floor of 115.7 cents per pound and a weighted average cap of 146.7 cents per pound. These instruments had a weighted average duration of 5 months and covered a period of 1 year. It also had futures for 2,650 tonnes of copper production with an average price of 183.1 cents, with a weighted average duration of 8 months.

During 2004, the amount charged to operating profit from subsidiaries on commodity derivatives was US$5.5 million relating to Michilla. This comprised losses on derivatives which matured in 2004 of US$9.3 million partly offset by mark-to-market provisions in respect of those hedges of US$3.8 million at 31 December 2003.

21 Financial Risk, Derivative Financial Instruments and Embedded Derivatives continued

c) Derivative financial instruments continued

(ii) Interest derivatives

The Group had interest rate collars at 31 December 2005 with a notional principal amount of US$ 108.7 million, with a weighted average floor of 5.02% and a weighted average cap of 6.00%. These instruments had a weighted average duration of 7 months. The mark-to-market loss at 31 December 2005 was US$0.3 million (2004 – US$2.2 million), and the effect in the income statement is included within other finance items.

(iii) Exchange derivatives

During 2005, the Group entered into exchange swap derivatives to buy or sell Chilean pesos using US dollars with a net notional value of US$33.0 million. The average duration of these derivatives was one month and the net loss was US$0.3 million (2004 – net gain of US$7.5 million). There were no outstanding instruments at 31 December 2005 (2004 – period end mark-to-market loss of US$0.1 million), and the effect in the finance statement is included within other finance items.

22 Post-Employment Benefit Obligations

a) Defined contribution schemes

The Group operates defined contribution schemes for a limited number of employees. The amount charged to the income statement in both 2004 and 2005 was less than US$0.1 million, representing the amount paid in the year. There were no outstanding amounts which remained payable at the end of either year.

b) Severance provisions

Employment terms at some of the Group's operations provide for payment of a severance indemnity when an employment contract comes to an end. This is typically at the rate of one month for each year of service (subject in most cases to a cap as to the number of qualifying years of service) and based on final salary level. The severance indemnity obligation is treated as an unfunded defined benefit plan, and the calculation is based on valuations performed by an independent actuary using the projected unit credit method which are regularly updated. The obligation recognised in the balance sheet represents the present value of the severance indemnity obligation. Actuarial gains and losses are immediately recognised in the income statement within operating cost.

The most recent valuation was carried out in 2005 by Raúl Benavente, a qualified actuary in Santiago who is not connected with the Group. The main assumptions used to determine the actuarial present value of benefit obligations were as follows:

	2005	2004
Average nominal discount rate	**5.5%**	5.5%
Average rate of increase in salaries	**2.2%**	1.9%
Average staff turnover	**5.3%**	5.0%

Amounts included in the income statement in respect of severance provisions are as follows:

	2005 US$m	2004 US$m
Current service cost (charged to operating profit)	**(3.2)**	(3.2)
Actuarial gains and losses (charged to operating profit)	**(0.7)**	–
Interest cost (charged to interest expense)	**(1.0)**	(0.1)
Foreign exchange (charged to other finance items)	**(1.3)**	(0.6)
Total charge to income statement	**(6.2)**	(3.9)

22 Post-Employment Benefit Obligations continued

b) Severance provisions continued

Movements in the present value of severance provisions were as follows:

	2005 US$m	2004 US$m
Balance at the beginning of the year	**(16.2)**	(13.0)
Current service cost	**(3.2)**	(3.2)
Actuarial gains and losses	**(0.7)**	–
Interest cost	**(1.0)**	(0.1)
Paid in the period	**1.8**	0.7
Foreign currency exchange difference	**(1.3)**	(0.6)
Balance at the end of the year	**(20.6)**	(16.2)

23 Long-term Provisions

	2005 US$m	2004 US$m
Balance at the beginning of the year	**(13.2)**	(11.6)
Credit/(charge) to operating profit in the year	**3.4**	(1.2)
Release of discount to net interest in the year	**(0.6)**	(0.6)
Amount capitalised	**0.8**	–
Utilised in year	**–**	0.2
Foreign currency exchange difference	**(0.2)**	–
Balance at the end of the year	**(9.8)**	(13.2)
Analysed as follows:		
Decommissioning and restoration	**(9.5)**	(13.0)
Termination of water concession	**(0.3)**	(0.2)
Balance at the end of the year	**(9.8)**	(13.2)

a) Decommissioning and site rehabilitation

Decommissioning and restoration costs relate to the Group's mining operations. Costs are estimated on the basis of a formal closure plan and are subject to regular formal review.

During the year ended 31 December 2005, the Group conducted a formal review of its mine closure plans and accordingly reassessed the decommissioning and restoration provisions for each mine.

As a result of the review, the provision at Los Pelambres was reduced by US$5.0 million, principally as a result of the extension of the mine life following the approval of the Environmental Impact Assessment in 2004 which increased the mine's reserves. Of this amount, US$0.8 million related to decommissioning costs and this amount has been credited against property, plant and equipment. The balance of US$4.2 million related to restoration costs and has been credited against operating profit. There were no material changes to the provisions at El Tesoro or Michilla.

23 Long-Term Provisions continued

b) Termination of water concession

A provision for the termination of the water concession has been created for the property, plant and equipment and working capital items under Aguas de Antofagasta's ownership to be transferred to the previous state-owned operator ESSAN at the end of the concession period. The provision is based on the net present value of the estimated value of these assets and liabilities in existence at the end of the concession. The release of the discount applied in establishing the net present value of future costs is charged to the profit and loss account in each accounting period and is disclosed as a financing cost.

24 Deferred Tax

The following are the major deferred tax liabilities and assets recognised by the Group and movements thereon during 2004 and 2005.

	Accelerated capital allowances US$m	Timing differences on provisions US$m	Withholding tax US$m	Short-term differences US$m	Mining tax (Royalty) US$m	Tax losses US$m	Total US$m
At 1 January 2004	(147.0)	1.6	(1.1)	2.0	–	8.2	**(135.7)**
(Charge)/credit to income	(16.8)	1.2	(36.0)	(5.4)	–	(1.8)	**(58.8)**
At 1 January 2005	(163.8)	2.8	(37.1)	(3.4)	–	7.0	**(194.5)**
(Charge)/credit to income	(16.5)	(2.0)	(15.3)	13.4	(0.5)	(2.3)	**(23.1)**
Exchange differences	(1.5)	–	–	(0.2)	–	0.5	**(1.3)**
At 31 December 2005	**(181.8)**	**0.8**	**(52.4)**	**9.8**	**(0.5)**	**5.2**	**(218.9)**

Certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances (after offset):

	2005 US$m	2004 US$m
Deferred tax liabilities	**(225.5)**	(196.1)
Deferred tax assets	**6.6**	1.6
Net deferred tax balances	**(218.9)**	(194.5)

At 31 December 2005, the Group had unused tax losses of US$45.9 million (2004 – US$62.9 million) available for offset against future profits. A deferred tax asset has been recognised in respect of US$30.6 million (2004 – US$41.2 million) of such losses. No deferred tax asset has been recognised in respect of the remaining US$15.3 million (2004 – US$21.7 million) due to the unpredictability of future profit streams. These losses may be carried forward indefinitely.

At 31 December 2005, other deductible temporary differences for which no deferred tax assets was recognised in the balance sheet amounted to US$54.1 million (2004 – US$19.4 million).

At 31 December 2005, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised was US$1,368.3 million (2004 – US$1,091.1 million). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

Temporary differences arising in connection with interests in associates are insignificant.

25 Share Capital

The ordinary share capital of the Company is as follows:

	2005 US$m	2004 US$m
Authorised		
214,540,000 ordinary shares of 5p each	**18.1**	18.1

	2005 US$m	2004 US$m
Issued and fully paid		
197,171,339 ordinary shares of 5p each	**16.6**	16.6

The Company has one class of ordinary shares which carry no right to fixed income. Each ordinary share carries one vote at any general meeting.

Details of the Company's preference share capital, which are included within borrowings in accordance with IAS 32, are given in Note 20(a).

26 Other Reserves

Details of the share premium account, translation reserves and retained earnings for both 2004 and 2005 are included within the Consolidated Statement of Changes in Equity on page 65.

27 Notes to the Consolidated Cash Flow Statement

a) Reconciliation of profit before tax to net cash inflow from operating activities

	2005 US$m	2004 US$m
Profit before tax	**1,536.3**	1,198.5
Depreciation and amortisation	**128.0**	134.2
Loss on disposal of property, plant and equipment (including impairment charge)	**39.7**	19.1
Net finance (income)/costs	**(29.0)**	4.9
Share of profit of associate	**(0.9)**	–
Increase in inventories	**(28.9)**	(9.5)
Increase in debtors	**(36.3)**	(140.7)
Decrease in creditors and provisions	**38.6**	47.0
Cash flows from operations	**1,647.5**	1,253.5

27 Notes to the Consolidated Cash Flow Statement continued

b) Analysis of changes in net cash

	At 1.1.05 US$m	Cash flows US$m	Other US$m	Exchange US$m	At 31.12.05 US$m
Cash and cash equivalents	881.4	427.5	–	7.9	**1,316.8**
Bank borrowings due within one year	(102.0)	102.0	(96.0)	0.2	**(95.8)**
Bank borrowings due after one year	(482.6)	24.0	95.6	–	**(363.0)**
Finance leases due within one year	(2.6)	2.9	(1.8)	0.1	**(1.4)**
Finance leases due after one year	(11.7)	10.5	(0.3)	–	**(1.5)**
Preference shares	(3.9)	–	–	0.3	**(3.6)**
Total borrowings	(602.8)	139.4	(2.5)	0.6	**(465.3)**
Movement in net cash	278.6	566.9	(2.5)	8.5	**851.5**

	At 1.1.04 US$m	Cash flows US$m	Other US$m	Exchange US$m	At 31.12.04 US$m
Medium term deposits	27.0	(27.0)	–	–	–
Cash and cash equivalents	168.7	714.2	–	(1.5)	881.4
	195.7	687.2	–	(1.5)	881.4
Bank borrowings due within one year	(163.8)	133.8	(71.9)	(0.2)	(102.1)
Bank borrowings due after one year	(677.3)	126.6	68.4	(0.2)	(482.5)
Finance leases due within one year	(2.9)	2.9	(0.3)	(2.3)	(2.6)
Finance leases due after one year	(13.5)	–	(0.5)	2.3	(11.7)
Preference shares	(3.5)	–	–	(0.4)	(3.9)
Total borrowings	(861.0)	263.3	(4.3)	(0.8)	(602.8)
Movement in net cash	(665.3)	950.5	(4.3)	(2.3)	278.6

c) Net cash

	2005 US$m	2004 US$m
Cash and cash equivalents	**1,316.8**	881.4
Total borrowings	**(465.3)**	(602.8)
	851.5	278.6

28 Operating Lease Arrangements

	2005 US$m	2004 US$m
Minimum lease payments under operating leases recognised in income for the year	**17.2**	31.2

At the balance sheet date, the Group had outstanding commitments for future minimum lease payments under non-cancellable operating leases, which fall due as follows:

	2005 US$m	2004 US$m
Within one year	**16.6**	10.1
In the second to fifth years inclusive	**18.9**	16.7
After five years	**–**	2.5
	35.5	29.3

Operating lease payments relate mainly to rental of plant and equipment by operating subsidiaries of the Group.

29 Changes in Estimates

During the year, the Group conducted a formal review of its mine closure provisions. Details of the review and the impact of the new assessments are set out in Note 23(a).

30 Exchange Rates in US Dollars

The principal exchange rates expressed in US dollars used in the preparation of the 2005 financial statements are as follows.

	2005	2004
Year end rates	**US$1.7179 = £1; US$1 = Ch$513**	US$1.9257 = £1; US$1 = Ch$557
Average rates	**US$1.8185 = £1; US$1 = Ch$560**	US$1.8457 = £1; US$1 = Ch$607

31 Related Party Transactions

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. Transactions between the Group and its associate are disclosed below.

The transactions which Group companies entered into with related parties who are not members of the Group are set out below.

a) Quiñenco S.A.

Quiñenco S.A. is a Chilean financial and industrial conglomerate the shares of which are traded on the Santiago and New York Stock Exchanges. The Group and Quiñenco are both under the control of the Luksic family, and three Directors of the Company, Mr. J-P Luksic, Mr. G. A. Luksic and Mr. G S Menendez are also directors of Quiñenco.

The following material transactions took place between the Group and the Quiñenco group of companies, all of which were on normal commercial terms:

- The Group sold copper cathodes during the year for US$1.1million (2004 – US$1.2 million) to Madeco S.A., a subsidiary of Quiñenco. The balance due from Madeco at the end of the year was US$0.1 million (2004 – US$0.2 million).
- The Group bought copper wire from Madeco for US$0.4 million (2004 – US$0.2 million).
- The Group earned interest income of US$0.1 million (2004 – US$0.4 million) during the year on deposits with Banco de Chile S.A., a subsidiary of Quiñenco S.A. Deposit balances at the end of the year were nil (2004 – US$14.0 million).
- The Group's transport division provided trucking services for beverages amounting to US$6.5 million (2004 – US$5.1 million) to CCU S.A., an associate of Quiñenco. The balance due from CCU at the end of the year was US$0.8 million (2004 – nil).

b) Compañía de Inversiones Adriático S.A.

In 2005, the Group leased office space on normal commercial terms from Compañía de Inversiones Adriático S.A., a company controlled by the Luksic family, at a cost of US$0.4 million (2004 – US$0.5 million).

c) Compañía Antofagasta Terminal Internacional S.A.

As explained in Note 16, the Group acquired a 30% interest in Antofagasta Terminal Internacional S.A. ("ATI") on 16 December 2004, which has been treated in these financial statements as an associate.

During 2005, the Group received a dividend of US$1.0 million from ATI. No comparable dividend was received between the date of acquisition and 31 December 2004.

31 Related Party Transactions continued

d) Directors and other key management personnel

Information relating to Directors' remuneration and interests are given in the Report on Remuneration and Related Matters on pages 56 to 59. Information relating to the remuneration of key management personnel including the Directors is given in Note 7(c).

32 Events After the Balance Sheet Date

On 14 February 2006, the Company announced that it had reached agreement with Tethyan Copper Company Limited ("Tethyan") on the terms for a recommended cash offer for the entire issued share capital of Tethyan ("the Offer"). The Offer was increased to A$1.40 per share on 23 March 2006, which valued Tethyan's fully diluted share capital at A$227 million (approximately US$168 million). The offer closed on 28 April 2006, when Antofagasta's interest in Tethyan's shares exceeded 90%. Antofagasta will compulsorily acquire all remaining Tethyan shares, with full ownership expected to be reached in June 2006.

Antofagasta has separately entered into an agreement with BHP Billiton whereby upon completion of the acquisition of Tethyan, BHP Billiton's rights to claw-back a material interest in certain of Tethyan's mineral interests ("Claw-Back Right") may be either extinguished or acquired by Antofagasta for a consideration of US$60 million.

Antofagasta also entered into an agreement with Barrick Gold Corporation ("Barrick Gold") to support Antofagasta's acquisition of Tethyan, whereby upon acquisition of Tethyan, Antofagasta and Barrick Gold intend to establish a 50:50 joint venture in relation to Tethyan's copper-gold mineral interests in Pakistan, including the Reko Diq project; and Barrick Gold will reimburse Antofagasta for 50% of the acquisition cost of Tethyan and the Claw-Back Right.

33 Ultimate Parent Company

The immediate parent of the Group is Metalinvest Establishment, which is controlled by the E. Abaroa Foundation, in which members of the Luksic family are interested. Both Metalinvest Establishment and the E. Abaroa Foundation are domiciled in Liechtenstein.

Information relating the interests of Metalinvest Establishment and the E. Abaroa Foundation are given in the Report of the Directors on page 46.

34 Reconciliation between UK GAAP and IFRS

The previously published financial statements for the year ended 31 December 2004 were reported under UK GAAP. The Group published financial information in accordance with IFRS for 2004, as required by IFRS 1, on 13 September 2005. The news release, together with the full statement "Adoption of International Financial Reporting Standards and Restatements for 2004" is available on the Company's website and from the Company's registered office, 5 Princes Gate, London SW7 1QJ (telephone: +44 20 7808 0988). The statement includes explanations of the significant UK GAAP to IFRS differences and reconciliations for:

a) net earnings (profit after tax and minority interests) for the six months ended 30 June 2004 and the year ended 31 December 2004; and

b) net equity (excluding minority interests) at 1 January 2004 (the date of transition), 30 June 2004 and 31 December 2004.

The statement also includes detailed IFRS accounting policies adopted by the Company in preparing its consolidated financial statements.

34 Reconciliation between UK GAAP and IFRS continued

A summary of the detailed information presented in the news release and full restatement, together with a reconciliation of total equity (including minority interests) at 1 January 2004 and 31 December 2004 is provided below.

Reconciliation of net earnings under UK GAAP to net earnings under IFRS	Notes	2004 US$m
UK GAAP – Net earnings		**558.3**
Mark-to-market of provisionally priced sales	(a)	12.0
Mark-to-market of financial derivatives	(b)	6.2
Reclassification of preference dividends to finance costs	(d)	(0.2)
Change in functional currency of subsidiary	(f)	1.1
Exchange differences on intra-group items	(h)	0.5
Recognition of deferred tax on temporary differences	(i)	1.6
Total adjustments		21.2
IFRS – Net earnings		**579.5**

Net earnings are stated after tax and minority interests.

Reconciliation of shareholders' funds under UK GAAP to net equity under IFRS	Notes	01.01.04 US$m	31.12.04 US$m
UK GAAP – Shareholders' funds		**905.9**	**1,322.7**
Mark-to-market of provisionally priced sales	(a)	13.7	25.7
Mark-to-market of financial derivatives	(b)	(7.4)	(1.2)
Reversal of proposed ordinary dividends	(c)	47.3	126.2
Reclassification of preference shares to borrowings	(d)	(3.5)	(3.9)
Post-employment benefits – measurement of severance indemnities	(e)	(1.5)	(1.5)
Change in functional currency of subsidiary	(f)	–	(4.0)
Currency treatment of non-US dollar fair value adjustments	(g)	(0.4)	(0.4)
Recognition of deferred tax on temporary differences	(i)	0.3	1.9
Total adjustments		48.5	142.8
IFRS – net equity		**954.4**	**1,465.5**

Net equity is stated excluding minority interests.

Reconciliation of shareholders' funds and minority interests under UK GAAP to total equity under IFRS	Notes	01.01.04 US$m	31.12.04 US$m
UK GAAP – Shareholders' funds and minority interests		**1,249.0**	**1,911.6**
Mark-to-market of provisionally priced sales	(a)	22.8	42.9
Mark-to-market of financial derivatives	(b)	(11.3)	(1.9)
Reversal of proposed ordinary dividends	(c)	47.3	126.2
Reclassification of preference shares to borrowings	(d)	(3.5)	(3.9)
Post-employment benefits – measurement of severance indemnities	(e)	(1.4)	(1.4)
Change in functional currency of subsidiary	(f)	–	(4.0)
Currency treatment of non-US dollar fair value adjustments	(g)	(0.4)	(0.4)
Recognition of deferred tax on temporary differences	(i)	(0.8)	0.9
Total adjustments		52.7	158.4
IFRS – Total equity		**1,301.7**	**2,070.0**

Total equity includes amounts attributable to minority interests.

34 Reconciliation between UK GAAP and IFRS continued

Explanation of the differences between UK GAAP and IFRS giving rise to adjustments in the reconciliation

a) Mark-to-market of provisionally priced sales

Copper and molybdenum concentrate sale agreements and copper cathode sale agreements generally provide for provisional pricing of sales at the time of shipment, with final pricing being based on the monthly average London Metal Exchange copper price or monthly average molybdenum price for specified future periods. This normally ranges from 30 to 180 days after delivery to the customer.

Under UK GAAP, the Group's accounting treatment was to value sales, which remain open as to final pricing at the period end, in aggregate at the lower of provisional invoice prices and mark-to-market prices at the balance sheet date. The Group determined mark-to-market prices using forward prices at each period end for copper concentrate and cathode sales, and period-end month average prices for molybdenum concentrate sales due to the absence of a futures market for that commodity.

Under IFRS, both gains and losses from the marking-to-market of open sales are recognised through adjustments to turnover in the income statement and to trade debtors in the balance sheet. Under IFRS, the Group determines mark-to-market prices in the same way as under UK GAAP.

b) Mark-to-market of financial derivatives

The Group uses derivative financial instruments to reduce exposure to foreign exchange, interest rate and commodity price movements. The Group does not use such derivative instruments for trading purposes.

Under UK GAAP, such derivatives were held off the balance sheet and the fair value disclosed within a note to the financial statements. Gains or losses on derivative instruments were matched in the income statement against the item intended to be hedged.

To date, the Group has not adopted the hedge accounting provisions of IAS 39 "Financial Instruments: Recognition and Measurement", although this decision will be kept under review. Accordingly derivatives are initially measured at cost including transaction costs (which may be nil), and measured at subsequent reporting dates at fair value. Gains and losses arising from changes in fair value are included in the income statement for the period.

c) Reversal of proposed ordinary dividends

Under UK GAAP, dividends were recognised in the period in respect of which they had been declared. Under IFRS, dividends proposed are recognised when they represent a present obligation, i.e. in the period in which they are formally approved for payment. This means that an interim dividend is recognised when paid and a final dividend is recognised when approved by shareholders.

d) Reclassification of preference shares to borrowings and preference dividends to finance costs

The Company has two million 5% Cumulative Preference Shares of £1 each in issue which carry a fixed rate of return without the right to participate in any surplus. Under UK GAAP, the preference shares were classified as non-equity interests and included as part of shareholders' funds, measured by the Group in US dollars at period end exchange rates.

Under IFRS, the preference shares are reclassified as part of borrowings and continue to be measured at period end exchange rates. Preference share dividends are included within finance costs in the income statement.

e) Post employment benefits – measurement of severance indemnities

The Group does not provide funded defined benefit pension schemes and the adoption of IFRS does not affect the Group in this respect. However, employment terms in Chile often provide for payment of a severance

34 Reconciliation between UK GAAP and IFRS continued

e) Post employment benefits – measurement of severance indemnities continued

indemnity when an employment contract comes to an end. This is typically at the rate of one month for each year of service and based on final salary level. Under UK GAAP, a provision was calculated based on the net present value of estimated future costs but an actuarial valuation was not required to be used in calculating the provision.

IFRS treats the severance indemnity obligation as an unfunded defined benefit plan, and requires the calculation of the provision to be based on full actuarial valuations using the projected unit credit method.

f) Change in functional currency of the Antofagasta Railway Company plc

Under UK GAAP, the Group accounted for its subsidiary, the Antofagasta Railway Company plc (which operates the Group's Chilean rail network) in Chilean pesos.

IFRS provides more specific guidance for the determination of functional currency and the Group has concluded that from the beginning of 2004 the functional currency of the Antofagasta Railway Company is the US dollar. The main effect of this change is to eliminate exchange differences which previously arose from the translation each period of the non-monetary assets of this subsidiary from Chilean pesos to US dollars. The change in the US dollar amount of fixed assets has consequential effects on depreciation and deferred tax in the income statement.

g) Currency treatment of non-US dollar fair value adjustments

Certain of the Group's subsidiaries have non-US dollar functional currencies. UK GAAP does not specify the currency in which fair value adjustments and goodwill should be held. Under IFRS, fair value adjustments and goodwill arising on the acquisition of a foreign entity are treated as assets of the foreign entity and translated at the period end rate.

h) Exchange differences taken to the income statement

The Group includes a number of entities whose functional currency is not the US dollar, principally its water business and some of the entities included within its transport business. These businesses are funded, in part, by intra-group Chilean peso loans from the Group's US dollar denominated entities.

Under UK GAAP, exchange gains and losses on intra-group financing balances were taken to reserves, together with the offsetting differences arising on the translation into US dollars of the foreign currency balance sheets. IFRS however requires that, subject to certain limited exceptions, the exchange gains or losses arising on such intra-group balances should be taken to the consolidated income statement. The offsetting exchange differences arising on the translation of the foreign currency balance sheet continue to be taken to reserves.

Based on existing intra-group balances, a strengthening of the Chilean peso against the US dollar will generally result in a reported gain in the income statement, while a weakening of the Chilean peso will generally result in a reported loss. These adjustments have no impact on the balance sheet.

Certain other exchange differences previously taken to reserves are also now taken to the income statement under IFRS. These include exchange differences on retranslation of preference share capital and settlement of ordinary dividends part of which are paid in sterling. These adjustments also have no impact on the balance sheet.

i) Recognition of deferred tax on temporary differences

IFRS requires deferred tax to be provided on temporary differences, i.e. differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit, subject to certain limited exceptions. These include differences where no provision for deferred tax was required under UK GAAP. Under IFRS, deferred tax assets should be recognised to the extent that it is probable that taxable profit will be available to utilise the related tax losses or tax credits.

34 Reconciliation between UK GAAP and IFRS continued

i) Recognition of deferred tax on temporary differences continued

The principal areas in which the Group has adjusted its deferred tax liability or asset are for fair value adjustments on previous acquisitions, and for adjustments to the carrying value of plant, property and equipment resulting from differences between the local GAAP of a subsidiary and IFRS. Deferred tax assets have only been recognised to the extent that sufficient future profits are expected to be generated.

Explanation of the differences between UK GAAP and IFRS which do not give rise to adjustments in the reconciliation

j) Translation of ordinary share capital and share premium

Although the presentational currency of the Group and the functional currency of the Company is the US dollar, the issued share capital and related share premium of the Company is denominated in sterling.

Neither UK GAAP nor IFRS specifies the exchange rate to be applied in translating the non-US dollar ordinary share capital and share premium in the consolidated financial statements. Previously, the Group's policy was to translate these items at period-end rates of exchange with differences taken to reserves. On transition to IFRS, the Group has chosen to change its accounting policy to translate ordinary share capital and share premium into US dollars at historical rates of exchange based on dates of issue. The change in share capital and share premium is matched by a corresponding adjustment to retained earnings. The change therefore has no impact on net earnings or either net equity or total equity.

k) Translation reserves and recycling of currency translation adjustments

IFRS requires exchange differences on translation of the net assets of foreign currency entities to be taken to equity and transferred to a separate currency translation reserve. Cumulative translation differences arising after the transition date to IFRS are recognised as income or as expenses in the income statement in the period that the operation to which they relate is disposed. UK GAAP required these differences to be taken to retained earnings and did not permit or require subsequent recycling of such differences through the income statement.

As explained in Note 1, the Group elected to set the currency translation reserve to zero at 1 January 2004 as permitted by IFRS 1. Accordingly, the balance sheet at 31 December 2004 includes a separate translation reserve for the translation difference which would previously have been included in retained earnings. As no entities were disposed of during 2004, the change in treatment has had no impact on net earnings or either net equity or total equity.

l) Deferred tax provision for withholding taxes

The Group incurs withholding taxes on the remittance of profits from Chile and the other countries in which it operates. The method of providing for such taxes differs between UK GAAP and IFRS. Under UK GAAP, tax was only provided on undistributed earnings to the extent that dividends were accrued or there was a binding agreement for the distribution of earnings at the reporting date. Under IFRS, full provision must be made for tax arising on distributed earnings from subsidiaries, joint venture and associates, except to the extent that the Group can control the timing of remittances and remittance is not probable in the foreseeable future.

The difference in methodology has not affected the deferred tax provision in the balance sheet at 31 December 2004 or in the income statement for the year ended 31 December 2004, although differences in the timing of recognition of deferred tax under IFRS as compared with UK GAAP could arise in the future.

m) Accounting for results in associates

The Group has a 30% interest in Antofagasta Terminal Internacional S.A. ("ATI") which was acquired at the end of 2004 and is classified as an investment in associate.

34 Reconciliation between UK GAAP and IFRS continued

m) Accounting for results in associates continued

Under UK GAAP, share of associates' revenue and operating profit were disclosed separately on the face of the income statement and share of associates' net finance cost and tax were included within the respective headings in the income statement. Under IFRS, share of associates' income is reported after tax and finance costs on one line in the income statement. This difference in accounting treatment has no effect on the carrying value of associates in the balance sheet.

The change in presentation has no effect on the income statement for the year ended 31 December 2004 given the acquisition date of ATI, but has been applied in 2005.

n) Reclassification of assets as investment property

The Group holds forestry properties which it maintains but does not use in any of its existing operations. The land is held for long-term real estate development and recreational potential and has therefore been classified as investment property under IFRS rather than property, plant and equipment. UK GAAP does not include a similar requirement. The Group has elected to adopt the cost model in IAS 40 "Investment Property" to measure investment property at cost rather than fair value.

This balance sheet reclassification has no effect on net earnings or either net equity or total equity.

o) Definition of cash and cash equivalents

Short-term cash investments maturing within three months of acquisition previously disclosed under UK GAAP as "current asset investments" are classified under IFRS as "cash equivalents".

This balance sheet reclassification has no effect on net earnings or either net equity or total equity.

35 Antofagasta plc – Balance Sheet of the Parent Company and Related Notes

Parent Company Balance Sheet
As at 31 December 2005

	Note	**2005** **US$m**	Restated 2004 US$m
Fixed assets			
Investments in subsidiaries	35D	**678.5**	714.3
Current assets			
Debtors – amounts falling due within one year			
– amounts owed by subsidiaries	35D	**195.3**	6.5
Current asset investments (term deposits)		**0.1**	2.2
Cash at bank and in hand		**2.2**	0.4
		197.6	9.1
Creditors – amounts falling due within one year			
Other creditors		**(0.4)**	(0.5)
Amounts owed to subsidiaries		**(299.5)**	(300.9)
		(299.9)	(301.4)
Net current liabilities		**(102.3)**	(292.3)
Total assets less current liabilities		**576.2**	422.0
Creditors – amounts falling due after more than one year			
Preference shares	35E	**(3.4)**	(3.9)
Total assets less total liabilities		**572.8**	418.1
Capital and reserves			
Called up share capital			
– Ordinary shares – equity	35F	**16.6**	16.6
Reserves			
– Share premium account	35F	**272.4**	272.4
– Profit and loss account	35F	**283.8**	129.1
Total shareholders' funds (equity)	35F	**572.8**	418.1

Approved by the Board and signed on its behalf on 28 April 2006.

J-P Luksic
Chairman

P J Adeane
Director

35A Basis of Preparation of the Balance Sheet and Related Notes of the Parent Company

The Antofagasta plc parent company balance sheet and related notes have been prepared in accordance with United Kingdom generally accepted accounting principles ("UK GAAP") and in accordance with UK company law. The financial information has been prepared on a historical cost basis. The financial statements have been prepared on a going concern basis. The functional currency of the Company and the presentational currency adopted is the US dollar.

A summary of the principal accounting policies is set out below, together with an explanation of where changes have been made to previous polices on the adoption of new accounting standards in the year.

The preparation of financial statements in conformity with UK GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Although these estimates are based on management's best knowledge of the amount, event or actions, following implementation of these standards, actual results may differ from those estimates.

As permitted by section 230 of the Companies Act 1985, the profit and loss account of the parent company is not presented as part of these financial statements. The profit after tax for the year of the parent company amounted to US$312.4 million (2004 – US$146.6 million) as restated for the adoption of the accounting standards and polices described below).

35B Changes in Accounting Policies

The following UK GAAP accounting policy changes have been made in 2005:

a) Translation of ordinary share capital and share premium;

b) Reversal of proposed ordinary dividends (FRS 21);

c) Reversal of proposed dividend income from subsidiary undertakings (FRS 21);

d) Reclassification of preference shares to borrowings and preference dividends to finance costs (FRS 25);

e) Exchange differences taken to income statement (FRS 23).

The effect of adoption of each of these changes is summarised further below.

FRS 28 "Corresponding amounts", which applies for the first time in 2005, does not result in a change in the accounting policy previously applied and therefore it has not been necessary to restate any comparative information for it. Other new UK accounting standards which are effective in 2005 do not have any application to the Company.

a) Translation of ordinary share capital and share premium

Although the functional currency of the Company is the US dollar, the issued share capital and related share premium of the Company is denominated in sterling.

UK GAAP does not specify the exchange rate to be applied in translating the non-US dollar ordinary share capital and share premium in the consolidated financial statements. Previously, the Company's policy was to translate these items at period-end rates of exchange with differences taken to reserves. In 2005, the Company has chosen to change its accounting policy to translate ordinary share capital and share premium into US dollars at historical rates of exchange based on dates of issue, to achieve consistency with the policy adopted in the Group financial statements on transition to IFRS as explained in Note 34(j).

35B Changes in Accounting Policies continued

a) Translation of ordinary share capital and share premium continued

The impact of this change is to decrease share capital and share premium by US$56.2 million in the balance sheet at 31 December 2004, with a corresponding adjustment to the profit and loss reserve at that date. The change therefore has no impact on shareholders' funds or the profit after tax of the Company.

b) Reversal of proposed ordinary dividends (FRS 21)

Previously, dividends were recognised in the period in respect of which they had been declared. Under FRS 21 "Events after the balance sheet date", dividends proposed are recognised when they represent a present obligation, i.e. in the period in which they are formally approved for payment. This means that an interim dividend is recognised when paid and a final dividend is recognised when approved by shareholders.

The impact of the implementation of FRS 21 in this respect on the balance sheet at 31 December 2004 is to increase net assets and shareholders' funds by US$126.2 million, due to the change in timing of recognition of the 2004 final dividend. This change has no effect on the profit after tax of the Company.

c) Reversal of proposed dividend income from subsidiaries (FRS 21)

Similarly, dividend income from subsidiaries was previously recognised by the Parent Company in its financial statements in the period in respect of which they had been declared by subsidiaries. Under FRS 21, dividends proposed by subsidiaries are recognised as income by the Company when they are paid by or represent a present obligation of the subsidiaries, i.e. in the period in which they are formally approved for payment.

The impact of the implementation of FRS 21 in this respect on the balance sheet at 31 December 2004 is to decrease net assets and shareholders' funds by US$88.0 million, due to the change in timing of recognition of dividend income from subsidiaries, and to increase profit after tax of the Company by US$12.0 million.

d) Reclassification of preference shares to borrowings and preference dividends to finance costs (FRS 25)

The Company has two million 5% Cumulative Preference Shares of £1 each in issue which carry a fixed rate of return without the right to participate in any surplus. Previously, the preference shares were classified as non-equity interests and included as part of shareholders' funds, measured by the Company in US dollars at period end exchange rates.

Under FRS 25 "Financial instruments: Disclosure and presentation", the preference shares are reclassified as part of creditors due after more than one year and continue to be measured at period end exchange rates. Preference share dividends are included within finance costs in the profit and loss account.

The impact of the implementation of FRS 25 on the balance sheet at 31 December 2004 is to reduce net assets and shareholders' funds by US$3.9 million as a result of the reclassification of the preference shares to creditors, and to reduce profit before tax by US$0.2 million due to the reclassification of the dividend to finance costs.

e) Exchange differences taken to the income statement

Previously, exchange gains and losses on long-term intra-group financing balances, retranslation of preference share capital and settlement of ordinary dividends part of which are paid in sterling were taken to reserves. FRS 23 "The effects of changes in foreign currency" requires these differences to be taken to the profit and loss account.

These adjustments also have no impact on net assets or shareholders' funds, but increase profit before tax in 2004 by US$49.7 million.

35C Principal Accounting Policies of the Parent Company

a) Currency translation

The Company's functional currency is the US dollar. Transactions denominated in other currencies, including the issue of shares, are translated at the rate of exchange ruling on the date of the transaction. Monetary assets and liabilities, including amounts due from or to subsidiaries, are translated at the rate of exchange ruling at the end of the financial year. Exchange differences are charged or credited to the profit and loss account in the year in which they arise.

b) Revenue recognition

Interest is accounted for on an accruals basis. Dividends proposed by subsidiaries are recognised as income by the Company when they represent a present obligation of the subsidiaries, i.e. in the period in which they are formally approved for payment.

c) Dividends payable

Dividends proposed are recognised when they represent a present obligation, i.e. in the period in which they are formally approved for payment. Accordingly, an interim dividend is recognised when paid and a final dividend is recognised when approved by shareholders.

d) Investments in subsidiaries

Investments in subsidiaries represent equity holdings in subsidiaries and long-term amounts owed by subsidiaries. Such investments are valued at cost less any impairment provisions. Investments are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. When a review for impairment is conducted, the recoverable amount is assessed by reference to the net present value of expected future cash flows of the relevant income generating unit or disposal value if higher.

As explained in Note 35C(a), amounts owed by subsidiaries due in foreign currencies are translated at year end rates of exchange with any exchange differences taken to the profit and loss account.

e) Current asset investments and cash at bank and in hand

Current asset investments comprise highly liquid investments that are readily convertible into known amounts of cash and which are subject to insignificant risks of changes in value, typically maturing within twelve months.

Cash at bank and in hand comprise cash in hand and deposits repayable on demand.

f) Borrowings – preference shares

The sterling-denominated preference shares issued by the Company carry a fixed rate of return without the right to participate in any surplus. They are accordingly classified as borrowings and translated into US dollars at period end rates of exchange. Preference share dividends are included within finance costs.

g) Equity instruments – ordinary share capital and share premium

Equity instruments issued are recorded at the proceeds received, net of direct issue costs. Equity instruments of the Company comprise its sterling-denominated issued ordinary share capital and related share premium.

As explained above, the presentational and the functional currency of the Company is US dollars, and ordinary share capital and share premium are translated into US dollars at historical rates of exchange based on dates of issue.

35D Subsidiaries

a) Investment in subsidiaries

	2005 US$m	Restated 2004 US$m
Shares in subsidiaries at cost	**57.6**	57.6
Amounts owed by subsidiaries due after more than one year	**620.9**	656.7
	678.5	714.3

	Shares US$m	Loans US$m	Total US$m
1 January 2005 (restated)	57.6	656.7	714.3
Loans made	–	0.5	0.5
Loans repaid	–	(36.3)	(36.3)
31 December 2005	**57.6**	**620.9**	**678.5**

b) Amounts owed by subsidiaries due within one year

At 31 December 2005, amounts owed by subsidiaries due within one year were US$195.3 million (2004 – US$6.5 million).

35E Borrowings – Preference Shares

The authorised, issued and fully paid preference share capital of the Company comprised 2,000,000 5% cumulative preference shares of £1 each at both 31 December 2005 and 31 December 2004. As explained in Note 35C(f), the preference shares are measured in the balance sheet in US dollars at period end rates of exchange.

The preference shares are non-redeemable and are entitled to a fixed 5% cumulative dividend, payable in equal instalments in June and December of each year. On a winding up, the preference shares are entitled to repayment and any arrears of dividend in priority to ordinary shareholders, but are not entitled to participate further in any surplus. Each preference share carries 20 votes at any general meeting.

35F Reconciliation of Movement in Shareholders' Funds

	Note	Called up preference share capital US$m	Called up ordinary share capital US$m	Share premium account US$m	Profit and loss account US$m	Total US$m
Balance at 31 December 2004 (equity and non-equity)		3.9	18.9	326.3	34.7	383.8
Changes in accounting policy						
– Translation of ordinary share capital and share premium at historical rates	35B(a)	–	(2.3)	(53.9)	56.2	–
– Reversal of proposed ordinary dividends	35B(b)	–	–	–	126.2	126.2
– Reversal of proposed dividend income from subsidiaries	35B(c)	–	–	–	(88.0)	(88.0)
– Reclassification of preference shares to borrowings	35B(d)	(3.9)	–	–	–	(3.9)
Balance at 31 December 2004 and 1 January 2005 as restated (equity)		–	16.6	272.4	129.1	418.1
Profit for the financial year		–	–	–	312.4	312.4
Dividends paid		–	–	–	(157.7)	(157.7)
Balance at 31 December 2005 (equity)		**–**	**16.6**	**272.4**	**283.8**	**572.8**

At both 31 December 2004 and 31 December 2005, the authorised ordinary share capital of the Company comprised 214,540,000 ordinary shares of 5p each and the issued and fully paid ordinary share capital of the Company comprised 197,171,339 such shares. As explained in Note 35C(g), the ordinary shares and related share premium are measured in the balance sheet in US dollars at historical rates of exchange.

The ordinary shares rank after the preference shares in entitlement to dividend and on a winding up. Each ordinary share carries one vote at any general meeting.

35G Independent Auditors' Report on the Individual Company Financial Statements to the Members of Antofagasta plc

We have audited the individual Company financial statements of Antofagasta plc for the year ended 31 December 2005 which comprise the Parent Company balance sheet and the related notes 35A to 35F. These individual Company financial statements have been prepared under the accounting policies set out therein.

The Corporate Governance Statement and the Report on Remuneration and Related Matters are included in the Group Annual Report of Antofagasta plc for the year ended 31 December 2005. We have reported separately on the Group financial statements of Antofagasta plc for the year ended 31 December 2005 and on the information in the Report on Remuneration and Related Matters that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective Responsibilities of Directors and Auditors

The Directors' responsibilities for preparing the annual report and the individual Company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the statement of Directors' responsibilities.

Our responsibility is to audit the individual Company financial statements in accordance with relevant United Kingdom legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the individual Company financial statements give a true and fair view in accordance with the relevant financial reporting framework and whether the individual Company financial statements have been properly prepared in accordance with the Companies Act 1985. We report to you if, in our opinion, the Report of the Directors is not consistent with the individual Company financial statements. We also report to you if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We read the report of the Directors and the other information contained in the annual report for the above year as described in the contents section and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the individual Company financial statements.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the individual Company financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the individual Company financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

35G Independent Auditors' Report on the Individual Company Financial Statements to the Members of Antofagasta plc continued

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the individual Company financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the individual Company financial statements.

Opinion

In our opinion:

- the individual Company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 31 December 2005;
- the individual Company financial statements have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London
28 April 2006

Five Year Summary

Information for the years 2004 and 2005 is stated under IFRS. Information for the years 2001 to 2003 is stated under UK GAAP based on the 2004 financial statements, without adjustment for any changes in UK GAAP which would have applied in 2005.

	IFRS	
	2005 US$m	2004 US$m
Consolidated Balance Sheet		
Intangible asset	**97.7**	93.2
Property plant and equipment	**1,820.0**	1,796.1
Investment property	**3.4**	3.2
Investment in associate	**2.8**	2.9
Available for sale investments	**0.1**	0.1
Deferred tax assets	**6.6**	1.6
Non-current assets	**1,930.6**	1,897.1
Current assets	**1,849.0**	1,302.3
Current liabilities	**(389.1)**	(404.5)
Non current liabilities	**(627.5)**	(724.9)
	2,763.0	2,070.0
Share capital	**16.6**	16.6
Share premium	**272.4**	272.4
Reserves (retained earnings and translation reserves)	**1,752.7**	1,176.5
Net equity attributable to equity holders of the Company	**2,041.7**	1,465.5
Minority interests	**721.3**	604.5
	2,763.0	2,070.0
Consolidated Income Statement		
Group turnover	**2,445.3**	1,942.1
Total profit from operations and associates	**1,507.3**	1,203.4
Profit before tax	**1,536.3**	1,198.5
Income tax expense	**(308.1)**	(241.9)
Minority interests	**(502.4)**	(377.1)
Net earnings (profit attributable to equity holders of the Company)	**725.8**	579.5
EBITDA[2]	**1,674.1**	1,356.7

		UK GAAP	
	2003 US$m	2002 US$m	2001 US$m
Consolidated Balance Sheet			
Intangible fixed assets	90.6	–	–
Tangible fixed assets	1,863.2	1,830.3	1,916.8
Investment in associate	–	–	–
Other investments	0.4	187.4	185.5
Fixed assets	1,954.2	2,017.7	2,102.3
Current assets	451.9	440.6	411.7
Current liabilities	(308.9)	(247.0)	(232.0)
long-term liabilities and provisions	(848.2)	(936.6)	(1,047.4)
	1,249.0	1,274.7	1,234.6
Share capital (including preference shares)	21.0	19.0	17.2
Share premium	300.4	271.7	245.3
Reserves (profit and loss and revaluation)	584.5	669.7	666.8
Shareholders' funds (including non-equity interests)	905.9	960.4	929.3
Minority interests	343.1	314.3	305.3
	1,249.0	1,274.7	1,234.6
Consolidated Profit and Loss Account			
Turnover[1]	978.0	758.1	654.8
Operating profit	387.3	213.9	165.2
Profit before tax	357.2	176.8	113.5
Tax	(64.4)	(29.9)	(21.1)
Minority interests	(112.1)	(50.1)	(30.3)
Profit after tax and minority interests	180.7	96.8	62.1
EBITDA[2]	524.3	349.7	283.1

	IFRS	
	2005 cents	2004 cents
Earnings Per Share		
Basic earnings per share	**368.1**	293.9
Dividends to Ordinary Shareholders of the Company		
Ordinary dividends per share proposed in relation to the year:		
Ordinary dividends (interim and final)	**40.0**	39.0
Special dividend	**70.0**	40.0
	110.0	79.0
Dividends per share paid in the year and deducted from equity	**80.0**	39.0

		UK GAAP	
	2003 cents	2002 cents	2001 cents
Earnings Per Share			
Earnings per share	91.5	49.0	31.4
Ordinary dividends per share:			
Ordinary dividends (interim and final)	35.0	28.0	22.0
Special dividend[3]	111.0	–	10.0
	146.0	28.0	32.0

	IFRS 2005 US$m	IFRS 2004 US$m
Consolidated Cash Flow Statement		
Cash flow from operations	**1,647.5**	1,253.3
Dividends from associates	**1.0**	–
Income tax paid	**(343.8)**	(14.3)
Net cash from operating activities	**1,304.7**	1,239.0
Investing activities:		
Acquisition of subsidiaries and associates and recovery of IVA	**7.7**	2.8
Purchases and disposals of plant, property and equipment and disposal of available for sale investments	**(218.9)**	(80.1)
Net cash used in investing activities	**(211.2)**	(77.3)
Financing activities		
Dividends paid to equity holders of the Company	**(155.4)**	(76.5)
Dividends paid to preference holders and minorities, interest paid and interest received	**(371.2)**	(134.9)
New borrowings less repayment of borrowings and finance leases	**(139.4)**	(263.3)
Movement on medium term deposits[5]	**–**	27.0
Net cash used in investing activities	**(666.0)**	(447.7)
Net increase in cash and cash equivalents[5]	**427.5**	714.0
Consolidated Net Cash		
Cash and cash equivalents	**1,316.8**	881.4
Short-term borrowings[6]	**(97.2)**	(104.7)
Medium and long-term borrowings[6]	**(368.1)**	(498.1)
	(465.3)	(602.8)
Net cash at the year-end	**851.5**	278.6

	UK GAAP 2003 US$m	UK GAAP 2002 US$m	UK GAAP 2001 US$m
Consolidated Cash Flow Statement[4]			
Net cash inflow from operating activities	510.2	350.3	265.9
Dividends received from associates	–	–	–
Tax	(12.9)	(5.5)	(0.9)
Acquisition and disposals	(195.2)	–	–
Capital expenditure and financial investment	(78.2)	(67.3)	(113.9)
Equity dividends paid	(58.2)	(69.8)	(77.5)
Returns on investment and servicing of finance	(108.7)	(76.7)	(79.7)
Net cash outflow from financing	(111.4)	(126.7)	(44.0)
Management of liquid resources – movement in medium term *deposits*[5]	52.9	(3.1)	49.1
Net cash (outflow)/inflow in the year[5]	(1.5)	1.2	(1.0)
Net cash inflow in the year before movement in term-deposits	109.9	127.9	43.0
Consolidated Net Debt			
Cash at bank and in hand	7.6	3.4	2.2
Current asset investments	188.1	249.0	246.5
	195.7	252.4	248.7
Loans due within one year[7]	(166.7)	(124.0)	(104.2)
Loans due after more than one year[7]	(690.8)	(841.3)	(953.2)
	(857.5)	(965.3)	(1,057.4)
Net debt at the year-end	(661.8)	(712.9)	(808.7)

[1] Turnover is presented net of tolling charges for concentrate sales and the compratives for 2001 to 2003 have been restated accordingly.

[2] EBITDA refers to Earnings Before Interest, Taxes, Depreciation and Amortisation and is defined in Note 5(a) to the financial statements on page 78. EBITDA for 2004 and 2005 is reconciled to operating profit in the Financial Review on page 21.

[3] During 2003, Antofagasta plc demerged its 33.6% investment in Quiñenco S.A. As a result of the demerger, ordinary sharesholders in Antofagasta received a special dividend of one share in Andsberg Limited for each share held in Antofagasta. Andsberg is an unlisted Jersey-registered company which has as its principal asset the investment in Quiñenco. The Andsberg shares were redeemable for a limited period at US$1.11 per share and this value has been used to derive value of the total dividend per share of US$1.46 for 2003.

[4] *The order of presentation of items of the summary UK GAAP cash flow statements for 2001 to 2003 has been amended to facilitate comparison with the summary IFRS cash flow statements for 2004 and 2005.*

[5] As explained in Note 2(q) to the financial statements, short-term cash investments maturing within three months of acquisition previously disclosed under UK GAAP as "current asset investments" are classified under IFRS as "cash equivalents". Due to these differences in classification, the net increase in cash and cash equivalents under IFRS does not correspond to the net cash (outflow)/inflow in the year under UK GAAP. For the summary UK GAAP cash flow statements for 2001 to 2003, net cashflow in the year before movement in term deposits has been computed to provide a more comparable (but not equivalent) measure to net increase in cash and cash equivalents under IFRS.

[6] Borrowings under IFRS include amounts due under finance leases and preference shares.

[7] *Loans under UK GAAP include amounts due under finance leases.*

Information Relating to the Annual General Meeting and the Class Meetings of the Ordinary Shareholders and Preference Shareholders

The remainder of this document contains the notices convening the Annual General Meeting (pages 129 to 131), the class meeting of the ordinary shareholders (pages 132 and 133) and the class meeting of the preference shareholders (pages 134 and 135).

The meetings to which these notices relate are to be held at Canning House, 2 Belgrave Square, London SW1 on 14 June 2006 from 10.30 a.m.

The special business to be proposed at these meetings includes a bonus issue and the adoption of revised articles of association. An explanation of all the special business to be proposed at these meetings is set out on pages 121 to 128.

Your Directors believe that the proposals in the resolutions contained in all these notices are in the best interests of both the Company and its shareholders as a whole and unanimously recommend that you vote in favour of all these resolutions.

This Document is Important. If you are in any doubt about its content, you should consult an appropriate independent adviser.

If you have sold or transferred all of your shares in Antofagasta plc, please send this document and the enclosed proxy forms to the stockbroker, bank or other agent through whom the sale or transfer was effected so that they can be passed on to the person who now owns the shares.

Explanation of Special Business to be dealt with at the Annual General Meeting and the Class Meetings

The Annual General Meeting of the Company and the separate class meetings of the ordinary shareholders and the preference shareholders will be held in London on 14 June 2006. Further details are contained in the Notices of Meetings on pages 129 to 135. An explanation of the items of Special Business to be conducted at the Annual General Meeting is set out in (A) to (C) below and an explanation of the business to be conducted at the separate class meetings is set out in (D) below.

In this section, the existing articles of association are referred to as the "Current Articles" and the proposed revised articles of association are referred to as the "New Articles". References to article numbers are to the numbers in the New Articles.

A) Bonus Issue (Resolution 9)

The Company's share price has recently been trading at an average price of 2,072p since the start of the year, which is a high price per share relative to the average share price of companies trading on the London Stock Exchange. The Board believes that many shareholders prefer to deal in shares with a lower price per share, more in line with the stock market as a whole. Therefore it proposes to adjust the level of the price per share by issuing, by way of a bonus issue, four new ordinary shares of 5p each (credited as fully paid) for every one ordinary share held by the shareholders of the Company at the close of business on 16 June 2006 (each an "Eligible Shareholder"). Each new ordinary share will carry the same rights as an existing ordinary share.

The effect of the bonus issue will be to increase the number of ordinary shares in issue and the holding of each Eligible Shareholder will be increased on a pro rata basis with a corresponding adjustment to the market price of each ordinary share. The value of each shareholder's holding should be unaffected by the bonus issue.

On the basis of the current issued ordinary share capital of 197,171,339 ordinary shares, the bonus issue will result in the issue of 788,685,356 new ordinary shares. Application has been made for the new ordinary shares to be admitted to the Official List of the United Kingdom Listing Authority (the "UKLA") and to trading on the London Stock Exchange's market for listed securities. It is expected that dealings in the new ordinary shares will commence on 19 June 2006.

Timing

The new ordinary shares are not being marketed and will not be available in whole or in part to the public. If the bonus issue is approved at the Annual General Meeting (and subsequent class meeting of preference shareholders), the new ordinary shares will be allotted to the Eligible Shareholders on 19 June 2006. Share certificates will be issued in respect of the new ordinary shares and posted to the Eligible Shareholders by 26 June 2006, or, where an Eligible Shareholder holds existing ordinary shares in uncertificated form, the appropriate CREST account will be credited with the relevant number of new ordinary shares on 19 June 2006.

Adjustment to voting rights of preference shares

Currently, each preference share carries 20 votes on a poll at any general meeting of the Company. Unless the voting rights carried by each preference share are correspondingly increased, the voting rights of each preference share as a proportion of the total votes entitled to be exercised at a general meeting will be diluted as a result of the bonus issue. Accordingly, concurrently with the issue of the new ordinary shares pursuant to the bonus issue, the voting rights of each preference share shall be increased so that each preference share carries 100 votes on a poll held at any general meeting.

A) Bonus Issue (Resolution 9) continued

Tax

For the purposes of United Kingdom taxation of chargeable gains, the bonus issue will be treated as a reorganisation of the Company's share capital. This means that the issue of the new ordinary shares will not itself give rise to any liability for tax on chargeable gains. The existing ordinary shares and the new ordinary shares should be treated as the same asset, acquired at the time of the acquisition of the existing ordinary shares. Any sale by Eligible Shareholders of some or all of their new ordinary shares will, however, constitute a disposal for the purposes of United Kingdom taxation of chargeable gains and may, depending on a shareholder's individual circumstances, give rise to a tax liability. Under current United Kingdom legislation, no United Kingdom withholding tax applies on dividends paid by the Company.

Mechanics

At present, the Company has an insufficient number of authorised but unissued ordinary shares to effect the bonus issue. In addition, it is sensible to have sufficient authorised but unissued shares for future issues. Paragraph (a) of resolution 9 proposes to increase the authorised share capital of Antofagasta plc from £12,727,000 to £67,000,000 by the creation of 1,085,460,000 ordinary shares of 5p each. This will represent an increase of 506 per cent in the authorised ordinary share capital of the Company and will enable the Company to effect the bonus issue whilst still leaving the Company with a sufficient level of authorised but unissued share capital for future use.

Paragraphs (b) and (c) of resolution 9 propose to grant the necessary authority to the Directors to effect the bonus issue by applying £39,434,267.80 of the amount standing to the credit of the Company's share premium account in paying up and allotting the new ordinary shares within seven days of the date of the Annual General Meeting.

Finally, paragraph (d) of resolution 9 proposes to effect the increase in the voting rights attaching to each preference share from 20 to 100 votes.

Conditionality

The bonus issue is conditional upon special resolution 9 being passed at the Annual General Meeting and on the new ordinary shares being admitted to the Official List of the UKLA and to trading on the London Stock Exchange's market for listed securities.

Special resolution 9 is, itself, subject to and conditional upon the approval, by extraordinary resolution, of the preference shareholders at the separate class meeting to be held on 14 June 2006 following the Annual General Meeting (as described more fully in section (D) below).

B) Adopting Revised Articles of Association (Resolution 10)

The Current Articles were originally adopted on the Company's incorporation on 7 April 1982 and the Directors now consider it appropriate to adopt revised articles of association to reflect current practice and to take account of certain laws and regulations introduced since the Current Articles were originally adopted.

The majority of changes are 'good housekeeping' in nature, so although the wording and numbering of most of the current articles will change, the meaning and effect of most of the provisions will not. An explanation of the effect of the proposed substantive changes to the articles of association is set out below. A full copy of the proposed New Articles is available for inspection at the offices of Clifford Chance LLP, 10 Upper Bank Street, London E14 5JJ.

B) Adopting Revised Articles of Association (Resolution 10) continued

This special resolution 10 is subject to and conditional upon the passing of resolution 9 (on the basis that the increase in authorised share capital and the bonus issue is reflected in the proposed New Articles) and the approval, by extraordinary resolution, of the holders of the ordinary shares and preference shares at the separate class meetings to be held on 14 June 2006 following the Annual General Meeting (as described more fully in section (D) below).

The effect of the proposed substantive changes to the Company's articles of association are:

Share capital

Article 3(A) sets out the Company's increased authorised and issued share capital assuming that the bonus issue is approved at the Annual General Meeting.

Historically, although not specified in the Current Articles, the dividends on the preference shares have been paid in two equal tranches on the last business day in June and December. These payment dates are set out in article 3(B).

The Companies Act 1985 (the "Act") prevents the Directors from allotting unissued shares of the Company unless they are authorised to do so by the shareholders in a general meeting or by the articles of association. The existing authority for Directors to allot shares was granted at the 2002 annual general meeting by reference to the then issued ordinary share capital. The New Articles grant authority to the Directors to allot shares up to a maximum nominal amount of £15,709,165.25, which represents 31.9% of the total ordinary share capital in issue following the bonus issue (article 4). The Directors do not have any present intention of exercising this authority, which lasts until the next annual general meeting or, if earlier, 15 months from the adoption of the New Articles. This authority is subject to the more restricted authority described in the following paragraph and is in addition to the authority to allot the new ordinary shares pursuant to the bonus issue.

Similarly, the Act prevents the Directors from issuing equity securities of the Company for cash other than pro rata to ordinary shareholders unless they are empowered to do so by special resolution or by the articles of association. The existing power was granted at the last annual general meeting by reference to the then issued ordinary share capital. The New Articles permit the Directors to issue equity securities for cash either in connection with a rights issue or, up to a maximum of £2,464,541 (5% of the total ordinary share capital in issue following the bonus issue), in any other way (article 4). This power lasts until the next annual general meeting or, if earlier, 15 months from the adoption of the New Articles.

Article 6 allows shares to be issued that may be redeemed at the option of the shareholder (and not just shares redeemable at the option of the Company).

Following an issue of shares or the receipt of a transfer by the Company, a share certificate (if the shares are held in certificated form) must be issued within two months (article 11).

Transfers of shares to an infant or a bankrupt are no longer prohibited (article 30(A)).

B) Adopting Revised Articles of Association (Resolution 10) continued

Variation of rights

Pursuant to article 7, the rights attaching to a class of shares may only be modified by written consent of the holders of three-quarters of the shares of that class or an extraordinary resolution of that class. Article 68 alters the quorum for any class meeting from any five shareholders present in person to two shareholders, present in person or by proxy, who together hold at least one-third of the nominal issued amount of that class. The quorum at any adjourned class meeting is one shareholder (present either in person or by proxy).

Calls, liens and forfeiture

The New Articles do not restrict the amount of a call in respect of unpaid capital on shares or limit the time between any two calls. Article 18 allows the directors to waive payment of interest due on unpaid calls.

Although the Company has a lien on all partly paid shares for any amount payable in respect of those shares, article 13 grants the directors the power to declare a share to be exempt from any such lien.

Article 14(A) extends the period of notice that the Company must give a shareholder before enforcing such lien by selling the shares from seven days to 14 days. A person whose shares have been sold by the Company must surrender the relevant share certificate (if any) to the Company before becoming entitled to any residual proceeds of that sale (article 15). Similarly, article 25 requires a person whose share has been forfeited (for failure to pay a call) to surrender the relevant share certificate (if any) to the Company following such forfeiture.

Dividends

Article 122 provides that, if an interim dividend is paid at a time when any preferred dividend is in arrears, the directors will not be liable for any loss suffered by the holders entitled to the preferred dividend as long as they acted in good faith.

The Company may suspend payment of dividends to a shareholder if cheques have been returned undelivered or left uncashed, or bank transfers have not been accepted, on at least two consecutive occasions (or on any one occasion if reasonable enquiries have failed to establish another address or account for the shareholder) (article 128).

Pursuant to article 130, the Board may, with the prior sanction of an ordinary resolution, allot further shares (rather than cash) in respect of all or part of a dividend to holders who elect to receive such shares.

Untraced shareholders

Articles 27 and 28 empower the Company to sell the shares of any shareholder who has not cashed at least three dividend cheques within a 12-year period. These articles also set out the sale process that the Company must follow and provide that proceeds of the sale will be owed to such shareholder.

Rights on transmission

Article 35 provides that a person entitled to a share by transmission (but not yet registered in place of the deceased shareholder) may not attend or vote at meetings of the Company until he becomes the registered holder of the share. However, the Company may send notices and other documents to him as if he were the registered holder (article 140).

Pursuant to article 124(E), any payment to a person entitled to a share by transmission may only be withheld until such time as the Board is satisfied that he is entitled to it (and not until he becomes the registered holder).

B) Adopting Revised Articles of Association (Resolution 10) continued

Share warrants

The Current Articles permit the holder of any warrant in respect of shares (of which there are none) to receive dividends and to attend, and vote at, meetings of the Company. These provisions are not included in the New Articles and, therefore, any future warrant-holder would not be entitled to receive dividends or to attend, or vote at meetings.

Purchase of own shares

Article 39 permits the Company to purchase its own shares. The Act provides that the Company may hold up to 10% of its own shares in treasury following such purchase. Article 4 provides that treasury shares being sold for cash will be dealt with in the same way as new shares being issued for cash. Where the New Articles refer to a percentage of issued shares, shares held in treasury are expressly excluded from the calculation. Currently, however, the Company holds no shares in treasury.

Interests in shares

The Current Articles provide that if the Company serves a notice under section 212 of the Act and a shareholder (or another person appearing to be interested in his shares) fails to provide the required information within 30 days, the directors may suspend that shareholder's voting rights. The New Articles permit the directors to prescribe the period within which a shareholder (or another person appearing to be interested in his shares) must respond to such a notice (article 69). If the shares held by a defaulting shareholder represent 0.25% or more of any class, any payments due in respect of those shares will be withheld and (if the shares are certificated) no transfers of them shall be registered, in each case until proper disclosure is made (article 69).

Uncertificated shares

As the Current Articles do not make provision for electronic settlement of the Company's shares, the Uncertificated Securities Regulations 2001 ("Regulations") apply to the Company. The New Articles include formal provisions throughout for electronic settlement of uncertificated shares. Broadly, these provisions simply repeat (or refer to) the Regulations, except that article 10(A) expressly provides that the Board (rather than the Company in general meeting) has the authority to decide that a class of shares is to become a "participating security".

General meetings – powers and procedures

Articles 43(E) and 43(F) expressly permit the Directors to determine on which date shareholders must be on the register in order to receive notice of a meeting, and to specify in the notice a date and time at which shareholders must be on the register in order to be entitled to attend, and vote at, such meeting.

Pursuant to article 47, shareholders present by proxy will count towards the quorum at any meeting of the Company.

The Current Articles provide that an inquorate meeting is automatically adjourned to the same day, time and place the next week. Article 48 grants more flexibility by permitting the time and place of any such adjourned meeting to be specified in the notice of the original meeting, or to be determined by the Chairman. If the adjourned meeting is to be held more than 28 days after the original meeting, seven days' notice of the adjourned meeting must be given.

Pursuant to article 51, the chairman may adjourn a meeting to a different time and place (or indefinitely) if necessary to ensure that the meeting is conducted properly and in an orderly fashion and that all persons entitled to do so can speak and vote.

B) Adopting Revised Articles of Association (Resolution 10) continued

General meetings – powers and procedures continued

If the time and place of a poll is announced at the meeting at which it is demanded, no other notice of the poll is required; if the time and place of the poll is not announced, the New Articles reduce the period of notice required to be given to shareholders of such poll from 14 days to seven days (article 57(C)).

Article 66 provides that, unless the Chairman decides otherwise, notice of any amendment to an ordinary resolution must be given to the Company at least 48 hours before the meeting at which the resolution is to be considered.

Proxies

Article 61(G) restricts the validity of proxy appointments to a period of 12 months. In addition, article 62 permits proxies for adjourned meetings and for polls to be delivered not less than 24 hours (rather than 48 hours) before the meeting.

Directors' fees

The New Articles limit the number of Directors to 15, unless otherwise decided by ordinary resolution (article 70) and cap the aggregate amount of fees that the Company may pay to its non-executive Directors at £1.5 million (article 87(A)). Directors' fees may be paid in the form of fully paid shares (article 87(B)).

Directors' appointment and vacation of office

The Current Articles provide that the number of Directors nearest to "but not exceeding" one-third must retire by rotation. To ensure compliance with the Combined Code, the New Articles provide that "not less than" one-third of directors must retire by rotation and that a director must retire (and shall be counted towards the one-third) if he: (a) has not been reappointed for three years or more; (b) was last appointed at the third preceding annual general meeting of the Company; or (c) has served more than eight years (article 76).

In addition to the existing triggers for a Director vacating office, the New Articles provide that his office is automatically vacated if he is served with a notice of removal signed by all his co-directors (article 82(A)). A Director who vacates office shall automatically cease to be a member of all board committees – regardless of why his office is vacated (article 82(C)).

Section 293 of the Act provides that a Director must retire upon reaching the age of 70 and that, unless the Company approves in general meeting (special notice having been given of the resolution), no person over 70 may be appointed as a Director. The provisions of this section are disapplied by article 80. Accordingly a Director is not required to retire upon reaching the age of 70 nor is the Company's approval required before appointing a person over 70 as a Director.

If the number of Directors falls below the minimum number specified in the articles (or by ordinary resolution) and the remaining Directors are unable or unwilling to act, any two shareholders can convene a general meeting to appoint new Directors (article 94).

Board – procedures and powers

The Current Articles provide that notice of Board meetings need not be given to Directors who are outside the UK. This provision has been deleted. In addition, article 111 provides that Board meetings may be held by telephone.

The New Articles provide that any direction given to the Directors by a general meeting must be given by a special resolution, rather than by ordinary resolution as provided by the Current Articles (article 93).

Article 96 allows the Board to appoint people who are not directors to Board committees, and expressly permits such committees to sub-delegate.

B) Adopting Revised Articles of Association (Resolution 10) continued

Board – procedures and powers continued

Section 719 of the Act provides that, with the approval of the shareholders by ordinary resolution, the Company may make provision for employees or former employees if it ceases to carry on the whole or any part of its business. Article 101 provides that the Board may exercise this power without shareholder approval.

Pursuant to article 114(B), Board minutes signed by the chairman of the relevant meeting are only prima facie evidence of the matters stated therein (rather than conclusive evidence as provided by the Current Articles).

Pursuant to articles 83 to 85, a Director may appoint an alternate director to act in his place and such alternate director is entitled to receive notices of all meetings of which his appointor receives notice.

Borrowing powers

The Directors will still be required to limit the total borrowings of the Antofagasta group to two times the sum of the Company's paid up share capital and the group's consolidated reserves (as shown in the last audited balance sheet, adjusted as described below). Article 103(c) provides that, for these purposes, the "group" includes any relevant partnerships and unincorporated associations (rather than simply bodies corporate).

The New Articles also provide that: (a) in calculating the amount of capital and reserves, the directors must adjust the capital and reserves shown in the relevant balance sheet to take into account all changes of circumstances since the balance sheet date (and not just changes to share capital and reserves, and the sale of any subsidiaries as provided in the Current Articles); (b) the amount of borrowings attributable to minority interests in subsidiaries are to be excluded from the calculation of the group's total borrowings; (c) the Directors shall not be treated as exceeding the borrowing powers if they have relied on a bona fide estimate of group borrowings and of the amount of adjusted capital and reserves, and any inadvertent breach is rectified within 90 days; and (d) the shareholders, by ordinary resolution, can sanction an increase in this borrowing limit.

Notice and evidence of service

The New Articles have been updated to reflect current practice in relation to service of notices. In particular, while the Current Articles deem a notice to be given on the day following posting, article 138 differentiates between notices given by first class post (deemed given 24 hours after posting) and by second-class post (48 hours after posting). If the postal system is suspended, notice need only be given in one national newspaper (rather than two).

Indemnity of officers and funding directors' defence costs

Article 143 takes advantage of new section 337A of the Act which permits the Company, in certain circumstances, to loan money to its directors to help them pay to defend proceedings against them or to apply for statutory relief from liability. Once the proceedings are completed, the loan must either be repaid or (if the costs would be covered by the directors' indemnity) be forgiven.

C) Power of the Company to Purchase its Own Shares (Resolution 11)

The Directors believe that it is in the best interests of shareholders that the Company should have the flexibility to make market purchases of its own ordinary shares. The Directors intend to exercise this power only when, in the light of market conditions prevailing at the time, they believe that the effect of such purchases will be to increase earnings per share and is in the best interests of shareholders generally. Any ordinary shares purchased in this way will either be cancelled or held in treasury. The resolution specifies that the maximum number of ordinary shares which the Company may acquire is 98,581,669 representing 10 per cent. of the issued ordinary share capital of the Company following the bonus issue, and the maximum and minimum prices at which they may be bought. The Directors will seek renewal of this power at the next annual general meeting. The authority is intended to last until the end of the annual general meeting of the Company to be held next year and it is the

C) Power of the Company to Purchase its Own Shares (Resolution 11) continued

Directors' intention to renew such authority at each further annual general meeting of the Company. Special resolution 11 is subject to and conditional upon the adoption of the New Articles on the basis that the Company's Current Articles do not permit the Company to repurchase its own shares.

D) Separate Meetings of the Ordinary Shareholders and Preference Shareholders

The increase of the voting rights of the preference shares (pursuant to paragraph (d) of resolution 9) represents a modification of the rights attaching to the preference shares and, accordingly, to be effective, must be sanctioned in a separate class meeting of the preference shareholders. Similarly, the adoption of the New Articles (pursuant to resolution 10) represents a modification of the rights attaching to each of the classes of shares and, accordingly, to be effective, must be sanctioned in separate class meetings of the ordinary shareholders and the preference shareholders.

Appropriate extraordinary resolutions will be proposed at the class meetings of the ordinary shareholders and the class meeting of the preference shareholders, both of which are convened for 14 June 2006 immediately after the Annual General Meeting. Notices of both meetings can be found on pages 132 to 135.

Notice of Annual General Meeting

Antofagasta plc

Notice is hereby given that the twenty-fourth Annual General Meeting (the "meeting") of the Company will be held at Canning House, 2 Belgrave Square, London SW1 on 14 June 2006 at 10.30 a.m. for the following purposes:

Ordinary Business

To consider and, if thought fit, pass the following resolutions. Special Notice has been given for Resolutions 5 and 7 pursuant to sections 293 and 379 of the Companies Act 1985.

1 to receive and adopt the Reports of the Directors and Auditors and the Financial Statements for the year ended 31 December 2005;

2 to approve the Directors' Report on Remuneration and Related Matters for the year ended 31 December 2005;

3 to declare a final dividend;

4 to re-elect Mr R F Jara as a Director;

5 to re-elect Mr C H Bailey, aged 72, as a Director;

6 to re-elect Mr G S Menendez as a Director;

7 to re-elect Mr P J Adeane, aged 73, as a Director; and

8 to re-appoint Deloitte & Touche LLP as auditors of the Company to hold office from the conclusion of this meeting until the conclusion of the next general meeting at which accounts are laid before the Company and to authorise the Directors to fix their remuneration.

Special Business

To consider and, if thought fit, pass the following resolutions as special resolutions.

Special Resolutions

9 THAT, subject to and conditional upon the passing of Extraordinary Resolution 1 set out in the notice dated 28 April 2006 convening a separate general meeting of the holders of the 5% cumulative preference shares of £1 each in the capital of the Company, and with effect from 19 June 2006:

(a) the authorised share capital of the Company be increased from £12,727,000 to £67,000,000 by the creation of 1,085,460,000 new ordinary shares of 5p each in the capital of the Company, such shares to rank *pari passu* with, and to form one class with, the existing ordinary shares of 5p each in the capital of the Company;

(b) the Directors be and are hereby authorised to capitalise £39,434,267.80, being part of the amount standing to the credit of the Company's share premium account, and to apply such amount in paying up in full new ordinary shares of 5p each, such shares to be allotted credited as fully paid by way of a bonus issue of four new ordinary shares of 5p each for every one ordinary share of 5p held to the members who are registered as holders of the issued ordinary shares of 5p each in the capital of the Company at the close of business on 16 June 2006, so that such new ordinary shares shall rank in full for all dividends declared after the date of such allotment, save that they shall not so rank for the dividend of the Company declared pursuant to Resolution 3 set out in the notice of this meeting;

(c) in substitution for all existing authorities, the Directors be generally and unconditionally authorised in accordance with section 80 of the Companies Act 1985 to exercise all the powers of the Company to allot relevant securities (within the meaning of that section) up to an aggregate nominal amount of £39,434,267.80 for a period expiring seven days after the date of the passing of this resolution; and

(d) the rights attached to the 5% cumulative preference shares of £1 each in the capital of the Company be and are hereby amended so that each such preference share shall entitle the holder to exercise, on a poll, one hundred votes at any general meeting of the Company.

10 THAT, subject to and conditional upon the passing of (i) Resolution 9 set out in the notice of this meeting, (ii) the Extraordinary Resolution set out in the notice dated 28 April 2006 convening a separate general meeting of the holders of the ordinary shares of 5p each in the capital of the Company and (iii) Extraordinary Resolution 2 set out in the notice dated 28 April 2006 convening a separate general meeting of the holders of the 5% cumulative preference shares of £1 each in the capital of the Company, and with effect from 19 June 2006, new Articles of Association, in the form initialled by the chairman for the purposes of identification, be adopted in substitution for the Company's existing Articles of Association.

11 THAT, subject to and conditional upon the passing of (i) Resolutions 9 and 10 set out in the notice of this meeting, (ii) the Extraordinary Resolution set out in the notice dated 28 April 2006 convening a separate general meeting of the holders of the ordinary shares of 5p each in the capital of the Company and (iii) the Extraordinary Resolutions set out in the notice dated 28 April 2006 convening a separate general meeting of the holders of the 5% cumulative preference shares of £1 each in the capital of the Company, and with effect from 19 June 2006, the Company be generally and unconditionally authorised to make one or more market purchases (within the meaning of s.163(3) of the Companies Act 1985) of ordinary shares of 5p in the capital of the Company ("Ordinary Shares") provided that:

(a) the maximum aggregate number of Ordinary Shares authorised to be purchased is 98,581,669 (representing 10 per cent. of the issued ordinary share capital (as enlarged by the bonus issue referred to in Resolution 9 set out in the notice of this meeting));

(b) the minimum price which may be paid for an Ordinary Share is 5p;

(c) the maximum price which may be paid for an Ordinary Share is an amount equal to 105 per cent. of the average of the middle market quotations for an Ordinary Share as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which that Ordinary Share is purchased;

(d) this authority expires at the conclusion of the next annual general meeting of the Company to be held in 2007 or within fifteen months from the date of the passing of this resolution whichever is earlier; and

(e) the Company may make a contract to purchase Ordinary Shares under this authority before the expiry of the authority which will or may be executed wholly or partly after the expiry of the authority, and may make a purchase of Ordinary Shares in pursuance of any such contract.

By Order of the Board

For and on behalf of
Petershill Secretaries Limited
Secretary
28 April 2006

Registered Office:
5 Princes Gate
London SW7 1QJ

Notes to this Notice of Meeting are set out on page 131.

Notes:

(1) A member entitled to attend and vote at the meeting may appoint a proxy to attend and, on a poll, to vote in his place. A proxy need not be a member of the Company.

(2) To be valid, the white (or, for preference shareholders, blue) form of proxy and the Power of Attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited (or submitted electronically at www-uk.computershare.com/investor/proxy/) with the Registrars of the Company, Computershare Investor Services plc, PO Box 1075, The Pavilions, Bridgwater Road, Bristol BS99 3FA no less than 48 hours before the time fixed for the meeting.

(3) CREST members may appoint one or more proxies using the CREST electronic appointment service. Detailed instructions are set out on the form of proxy.

(4) Copies of the Letters of Appointment for Non-Executive Directors will be available for inspection at the location of the meeting 15 minutes prior to and during the meeting.

(5) A copy of the Company's Register of Directors' Interests in Shares will be available for inspection at the location of the meeting 15 minutes prior to and during the meeting.

(6) A copy of the proposed new Articles of Association of the Company shall be available for inspection at the offices of Clifford Chance LLP, 10 Upper Bank Street, London E14 5JJ from the date this notice is given until the close of the meeting. A copy of the proposed new Articles of Association of the Company shall also be available for inspection at the location of the meeting 15 minutes prior to and during the meeting.

(7) The Company specifies, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, that only those shareholders registered in the register of members of the Company as at the close of business on 12 June 2006 shall be entitled to attend and vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries in the register after the close of business on 12 June 2006 will be disregarded in determining the right of any person to attend or vote at the meeting.

Notice of Separate General Meeting of the Holders of Ordinary Shares

Antofagasta plc

Notice is hereby given that a separate general meeting of the holders of the ordinary shares of 5p each in the capital of the Company will be held at Canning House, 2 Belgrave Square, London SW1 on 14 June 2006 at 10.40 a.m. (or as soon thereafter as the Annual General Meeting of the Company convened for the same day and place shall have been concluded or adjourned) for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as an Extraordinary Resolution:

Extraordinary Resolution

THAT this separate general meeting of the holders of the ordinary shares of 5p each in the capital of the Company (the "Ordinary Shares") hereby sanctions and consents to the passing and implementation of Resolution 10 set out in the notice dated 28 April 2006 convening the Annual General Meeting of the Company for 14 June 2006, and sanctions and consents to any variation or abrogation of the rights attaching to the Ordinary Shares which is or may be effected by or involved in the passing or implementation of the said resolution.

By Order of the Board



For and on behalf of
Petershill Secretaries Limited
Secretary
28 April 2006

Registered Office:
5 Princes Gate
London SW7 1QJ

Notes to this Notice of Meeting are set out on page 133.

Notes:

(1) Only holders of ordinary shares in the capital of the Company are entitled to vote at this separate general meeting.

(2) A holder of ordinary shares entitled to attend and vote at this separate general meeting may appoint a proxy to attend, and on a poll, to vote in his place. A proxy need not be a member of the Company.

(3) To be valid, the green form of proxy and the Power of Attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited (or submitted electronically at www-uk.computershare.com/investor/proxy/) with the Registrars of the Company, Computershare Investor Services plc, PO Box 1075, The Pavilions, Bridgwater Road, Bristol BS99 3FA, no less than 48 hours before the time fixed for the meeting.

(4) CREST *members may appoint one or more proxies using the* CREST *electronic appointment service.* Detailed instructions are set out on the form of proxy.

(5) A copy of the proposed new Articles of Association of the Company shall be available for inspection at the offices of Clifford Chance LLP, 10 Upper Bank Street, London E14 5JJ from the date this notice is given until the close of the meeting. A copy of the proposed new Articles of Association of the Company shall also be available for inspection at the location of the meeting 15 minutes prior to and during the meeting.

(6) The Company specifies, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, that only those Ordinary Shareholders registered in the register of members of the Company as holders of Ordinary Shares as at close of business on 12 June 2006 shall be entitled to attend and vote at the general meeting of holders of Ordinary Shares in respect of the number of Ordinary Shares registered in their name at that time. Changes to entries in the register after the close of business on 12 June 2006 will be disregarded in determining the right of any person to attend or vote at the meeting.

Notice of Separate General Meeting of the Holders of 5% Cumulative Preference Shares

Antofagasta plc

Notice is hereby given that a separate general meeting of the holders of the 5% cumulative preference shares of £1 each in the capital of the Company will be held at Canning House, 2 Belgrave Square, London SW1 on 14 June 2006 at 10.45 a.m. (or as soon thereafter as the separate general meeting of the holders of the ordinary shares of 5p each in the capital of the Company convened for the same day and place shall have been concluded or adjourned) for the purpose of considering and, if thought fit, passing the following resolutions which will be proposed as Extraordinary Resolutions:

Extraordinary Resolutions

1 THAT this separate general meeting of the holders of the 5% cumulative preference shares of £1 each in the capital of the Company (the "Preference Shares") hereby sanctions and consents to the passing and implementation of Resolution 9 set out in the notice dated 28 April 2006 convening the Annual General Meeting of the Company for 14 June 2006, and sanctions and consents to any variation or abrogation of the rights attaching to the Preference Shares which is or may be effected by or involved in the passing or implementation of the said resolution.

2 THAT this separate general meeting of the holders of the 5% cumulative preference shares of £1 each in the capital of the Company (the "Preference Shares") hereby sanctions and consents to the passing and implementation of Resolution 10 set out in the notice dated 28 April 2006 convening the Annual General Meeting of the Company for 14 June 2006, and sanctions and consents to any variation or abrogation of the rights attaching to the Preference Shares which is or may be effected by or involved in the passing or implementation of the said resolution.

By Order of the Board



For and on behalf of
Petershill Secretaries Limited
Secretary
28 April 2006

Registered Office:
5 Princes Gate
London SW7 1QJ

Notes to this Notice of Meeting are set out on page 135.

Notes:

(1) Only holders of 5% cumulative preference shares in the capital of the Company are entitled to vote at this separate general meeting.

(2) A holder of 5% cumulative preference shares entitled to attend and vote at this separate general meeting may appoint a proxy to attend, and on a poll, to vote in his place. A proxy need not be a member of the Company.

(3) To be valid, the yellow form of proxy and the Power of Attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited (or submitted electronically at www-uk.computershare.com/investor/proxy/) with the Registrars of the Company, Computershare Investor Services plc, PO Box 1075, The Pavilions, Bridgwater Road, Bristol BS99 3FA, no less than 48 hours before the time fixed for the meeting.

(4) CREST members may appoint one or more proxies using the CREST electronic appointment service. Detailed instructions are set out on the form of proxy.

(5) A copy of the proposed new Articles of Association of the Company shall be available for inspection at the offices of Clifford Chance LLP, 10 Upper Bank Street, London E14 5JJ from the date this notice is given until the close of the meeting. A copy of the proposed new Articles of Association of the Company shall also be available for inspection at the location of the meeting 15 minutes prior to and during the meeting.

(6) The Company specifies, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, that only those Preference Shareholders registered in the register of members of the Company as holders of Preference Shares as at close of business on 12 June 2006 shall be entitled to attend and vote at the general meeting of holders of Preference Shares in respect of the number of Preference Shares registered in their name at that time. Changes to entries in the register after the close of business on 12 June 2006 will be disregarded in determining the right of any person to attend or vote at the meeting.

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ANTOFAGASTA PLC

5 Princes Gate, London SW7 1QJ www.antofagasta.co.uk